Filed pursuant to Rule 424(b)(4)
Registration No. 333-163228

10,000,000 Shares

Common Stock

This is the initial public offering of our common stock. Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is $15.00 per share.

Our common stock has been approved for listing on The NASDAQ Global Select Market under the symbol “QNST.”

The underwriters have an option to purchase a maximum of 1,500,000 additional shares of common stock from us to cover over-allotments, if any.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 10.

		Underwriting
	Price to	Discounts and	Proceeds, Before
	Public	Commissions	Expenses, to us

Per Share	$15.00	$1.05	$13.95
Total	$150,000,000	$10,500,000	$139,500,000

The underwriters have agreed to reimburse us for a portion of our out-of-pocket expenses.

Delivery of our shares of common stock will be made on or about February 17, 2010.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	BofA Merrill Lynch	J.P. Morgan

The date of this prospectus is February 10, 2010.

You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the Securities and Exchange Commission, or SEC. Neither we nor the underwriters have authorized anyone to provide you with additional information or information different from that contained in this prospectus or in any free writing prospectus filed with the SEC. We are offering to sell, and seeking offers to buy, our common stock only in jurisdictions where such offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

For investors outside of the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

Until March 7, 2010 (25 days after commencement of this offering), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case included elsewhere in this prospectus. Unless the context otherwise requires, we use the terms “QuinStreet,” “company,” “we,” “us” and “our” in this prospectus to refer to QuinStreet, Inc. and, where appropriate, its subsidiaries.

QUINSTREET, INC.

Overview

QuinStreet is a leader in vertical marketing and media on the Internet. Vertical marketing and media are focused on matching targeted segments of visitors with groupings of clients and product offerings of probable interest to them. Vertical visitor segments are defined by factors such as life stage, life events, income, career status, and expressed intent to buy or research a particular product. This approach is in contrast to marketing and media that are focused on general consumer interests and mass market audiences. We have built a strong set of capabilities to engage Internet visitors with targeted media and to connect our marketing clients with their potential customers online. We focus on serving clients in large, information-intensive industry categories, or verticals, where relevant, targeted media and offerings help visitors make informed choices, find the products that match their needs, and thus become qualified customer prospects for our clients. Our current primary client verticals are the education and financial services industries. We also have a presence in the home services, business-to-business, or B2B, and healthcare industries.

We generate revenue by delivering measurable online marketing results to our clients. These results are typically in the form of qualified leads or clicks, the outcomes of customer prospects submitting requests for information on, or to be contacted regarding, client products, or their clicking on or through to specific client offers. These qualified leads or clicks are generated from our marketing activities on our websites or on third-party websites with whom we have relationships. Clients primarily pay us for leads that they can convert into customers, typically in a call center or through other offline customer acquisition processes, or for clicks from our websites that they can convert into applications or customers on their websites. We are predominantly paid on a negotiated or market-driven “per lead” or “per click” basis. Media costs to generate qualified leads or clicks are borne by us as a cost of providing our services.

Founded in 1999, we have been a pioneer in the development and application of measurable marketing on the Internet. Clients pay us for the actual opt-in actions by prospects or customers that result from our marketing activities on their behalf, versus traditional impression-based advertising and marketing models in which an advertiser pays for more general exposure to an advertisement. We have been particularly focused on developing and delivering measurable marketing results in the search engine “ecosystem”, the entry point of the Internet for most of the visitors we convert into qualified leads or clicks for our clients. We own or partner with vertical content websites that attract Internet visitors from organic search engine rankings due to the quality and relevancy of their content to search engine users. We also acquire targeted visitors for our websites through the purchase of pay-per-click, or PPC, advertisements on search engines. We complement search engine companies by building websites with content and offerings that are relevant and responsive to their searchers, and by increasing the value of the PPC search advertising they sell by matching visitors with offerings and converting them into customer prospects for our clients.

Market Opportunity

Our clients are shifting more of their marketing budgets from traditional media channels such as direct mail, television, radio, and newspapers to the Internet because of increasing usage of the Internet by their potential customers. We believe that direct marketing is the most applicable and relevant marketing segment to us because it is targeted and measurable. According to the July 2009 research report, “Consumer Behavior Online: A 2009 Deep Dive,” by Forrester Research, Americans spend 33% of their time with media on the

Internet, but online direct marketing was forecasted to represent only 16% of the $149 billion in total annual U.S. direct marketing spending in 2009, as reported by the Direct Marketing Association. The Internet is an effective direct marketing medium due to its targeting and measurability characteristics. If direct marketing budgets shift to the Internet in proportion to Americans’ share of time spent with media on the Internet — from 16% to 33% of the $149 billion in total spending in 2009 — that could represent an increased market opportunity of $25 billion. In addition, as traditional media categories such as television and radio shift from analog to digital formats, they then become channels for the targeted and measurable marketing techniques and capabilities we have developed for the Internet, thus expanding our addressable market opportunity. Further future market potential may also come from international markets.

Our Business Model

We deliver cost-effective marketing results to our clients, predictably and scalably, most typically in the form of a qualified lead or click. These leads or clicks can then convert into a customer or sale for the client at a rate that results in an acceptable marketing cost to them. We get paid by clients primarily when we deliver qualified leads or clicks as defined in our agreements with them. Because we bear the costs of media, our programs must deliver a value to our clients and a media yield, or our ability to generate an acceptable margin on our media costs, that provides a sound financial outcome for us. Our general process is:

•	We own or access targeted media.

•	We run advertisements or other forms of marketing messages and programs in that media to create visitor responses or clicks through to client offerings.

•	We match these responses or clicks to client offerings or brands that meet visitor interests or needs, converting visitors into qualified leads or clicks.

•	We optimize client matches and media yield such that we achieve desired results for clients and a sound financial outcome for us.

Our Competitive Advantages

Our competitive advantages include:

•	Vertical focus and expertise

•	Measurable marketing experience and expertise

•	Targeted media

•	Proprietary technology

•	Client relationships

•	Client-driven online marketing approach

•	Acquisition strategy and success

•	Scale

Our Strategy

We believe that we are in the early stages of a very large and long-term business opportunity. Our strategy for pursuing this opportunity includes the following key components:

•	Focus on generating sustainable revenues by providing measurable value to our clients.

•	Build QuinStreet and our industry sustainably by behaving ethically in all we do and by providing quality content and website experiences to Internet visitors.

•	Remain vertically focused, choosing to grow through depth, expertise and coverage in our current industry verticals; enter new verticals selectively over time, organically and through acquisitions.

•	Build a world class organization, with best-in-class capabilities for delivering measurable marketing results to clients and high yields or returns on media costs.

•	Develop and evolve the best technologies and platform for managing vertical marketing and media on the Internet; focus on technologies that enhance media yield, improve client results and achieve scale efficiencies.

•	Build, buy and partner with vertical content websites that provide the most relevant and highest quality visitor experiences in the client and media verticals we serve.

•	Be a client-driven organization; develop a broad set of media sources and capabilities to reliably meet client needs.

Risks Associated with Our Business

Our business is subject to numerous risks and uncertainties, including those highlighted in the section entitled “Risk Factors” immediately following this prospectus summary, that primarily represent challenges we face in connection with the successful implementation of our strategy and the growth of our business. We operate in an immature industry and have a rapidly-evolving business model, which make it difficult to predict our future operating results. In addition, we expect a number of factors to cause our operating results to fluctuate on a quarterly and annual basis, which may make it difficult to predict our future performance.

Corporate Information

We incorporated in California in April 1999. We reincorporated in Delaware in December 2009. Our principal executive offices are located at 1051 East Hillsdale Blvd., Suite 800, Foster City, California 94404, and our telephone number is (650) 578-7700. Our website address is www.quinstreet.com. We do not incorporate the information on or accessible through our website into this prospectus, and you should not consider any information on, or that can be accessed through, our website as part of this prospectus, and investors should not rely on any such information in deciding whether to purchase our common stock. QuinStreet®, the QuinStreet logo design and other trademarks or service marks of QuinStreet appearing in this prospectus are the property of QuinStreet. This prospectus also contains trademarks and trade names of other businesses that are the property of their respective holders.

THE OFFERING

Common stock offered by QuinStreet	10,000,000 shares

Common stock to be outstanding after this offering	44,912,597 shares

Over-allotment option	1,500,000 shares

Use of proceeds	We expect the net proceeds to us from this offering, after deduction of the underwriting discounts and commissions and estimated offering expenses, to be approximately $137.2 million. We intend to use the net proceeds from this offering for working capital, capital expenditures and other general corporate purposes. We may also use a portion of the net proceeds to repay debt or to acquire other businesses, products or technologies. See “Use of Proceeds.”

Dividend policy	We do not intend to pay cash dividends on our common stock for the foreseeable future.

Risk factors	See “Risk Factors” beginning on page 10 and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding whether to purchase shares of our common stock.

NASDAQ Global Select Market symbol	QNST

Financial advisor	Qatalyst Partners LP is acting as our financial advisor in connection with this offering. Qatalyst’s services consist of (i) analyzing our business, condition and financial position, (ii) preparing and implementing a plan for identifying and selecting appropriate participants in the underwriting syndicate, (iii) evaluating proposals that were received from potential underwriters, (iv) negotiating on our behalf the key terms of any contractual arrangements with members of the underwriting syndicate, and (v) determining various offering logistics. Qatalyst is not acting as an underwriter and will not sell or offer to sell any securities and will not identify, solicit or engage directly with potential investors. In addition, Qatalyst will not underwrite or purchase any of the offered securities or otherwise participate in any such undertaking.

The number of shares of common stock to be outstanding after this offering is based on 34,912,597 shares of common stock outstanding as of December 31, 2009, and excludes:

•	an aggregate of 11,504,767 shares of common stock issuable upon the exercise of outstanding stock options as of December 31, 2009 pursuant to our 2008 Equity Incentive Plan and having a weighted-average exercise price of $9.3429 per share;

•	an aggregate of 587,717 additional shares of common stock reserved for future issuance under our 2008 Equity Incentive Plan as of December 31, 2009; provided, however, that immediately upon the execution and delivery of the underwriting agreement for this offering, our 2008 Equity Incentive Plan will terminate so that no further awards may be granted under our 2008 Equity Incentive Plan and the shares then remaining and reserved for future issuance under our 2008 Equity Incentive Plan shall become reserved for issuance under our 2010 Equity Incentive Plan; and

•	the shares reserved for future issuance under our 2010 Equity Incentive Plan and up to 300,000 additional shares of common stock reserved for future issuance under our 2010 Non-Employee Directors’ Stock Award Plan, as well as any automatic increases in the number of shares of common stock reserved for future issuance under each of these benefit plans, which will become effective immediately upon the execution and delivery of the underwriting agreement for this offering.

Unless we specifically state otherwise, the share information in this prospectus is as of December 31, 2009 and reflects or assumes:

•	the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 21,176,533 shares of common stock effective immediately prior to the closing of this offering;

•	that our amended and restated certificate of incorporation, which we will file in connection with the completion of this offering, is in effect; and

•	no exercise of the underwriters’ over-allotment option to purchase up to an additional 1,500,000 shares of common stock from us.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table summarizes our consolidated financial data. We have derived the following summary of our consolidated statements of operations data for the fiscal years ended June 30, 2007, 2008 and 2009 from our audited consolidated financial statements appearing elsewhere in this prospectus. The consolidated statements of operations data for the six months ended December 31, 2008 and 2009 and consolidated balance sheet data as of December 31, 2009 have been derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that should be expected in the future and our interim results are not necessarily indicative of the results that should be expected for the full fiscal year. The summary of our consolidated financial data set forth below should be read together with our consolidated financial statements and the related notes to those statements, as well as the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in this prospectus.

				Six Months
	Fiscal Year Ended June 30,			Ended December 31,
	2007	2008	2009	2008	2009
	(In thousands, except per share data)

Consolidated Statements of Operations Data:
Net revenue	$167,370	$192,030	$260,527	$122,913	$155,515
Cost of revenue(1)	108,945	130,869	181,593	88,250	111,604

Gross profit	58,425	61,161	78,934	34,663	43,911
Operating expenses:(1)
Product development	14,094	14,051	14,887	7,480	9,209
Sales and marketing	8,487	12,409	16,154	8,423	7,615
General and administrative	11,440	13,371	13,172	6,907	9,644

Total operating expenses	34,021	39,831	44,213	22,810	26,468

Operating income	24,404	21,330	34,721	11,853	17,443

Interest and other income (expense), net	1,034	413	(3,538)	(1,933)	(1,327)

Income before income taxes	25,438	21,743	31,183	9,920	16,116
Provision for taxes	(9,828)	(8,876)	(13,909)	(4,266)	(7,193)

Net income	$15,610	$12,867	$17,274	$5,654	$8,923

Basic:
Less: 8% non-cumulative dividends on convertible preferred stock	(3,276)	(3,276)	(3,276)	(1,638)	(1,638)
Undistributed earnings allocated to convertible preferred stock	(7,690)	(5,925)	(8,599)	(2,468)	(4,454)

Net income attributable to common stockholders — basic	$4,644	$3,666	$5,399	$1,548	$2,831

Diluted:
Net income attributable to common stockholders — basic	$4,644	$3,666	$5,399	$1,548	$2,831
Undistributed earnings re-allocated to common stock	522	360	399	124	323

Net income attributable to common stockholders — diluted	$5,166	$4,026	$5,798	$1,672	$3,154

Net income per share of common stock:
Basic	$0.36	$0.28	$0.41	$0.12	$0.21

Diluted	$0.34	$0.26	$0.39	$0.11	$0.20

Weighted average shares used in computing basic net income per share	12,789	13,104	13,294	13,282	13,463
Weighted average shares used in computing diluted net income per share	15,263	15,325	14,971	15,103	16,169

				Six Months
	Fiscal Year Ended June 30,			Ended December 31,
	2007	2008	2009	2008	2009
	(In thousands, except per share data)

Pro forma net income per share:
Basic			$0.50		$0.26

Diluted			$0.48		$0.24

Weighted average shares used in computing pro forma basic net income per share			34,471		34,640
Weighted average shares used in computing pro forma diluted net income per share			36,148		37,346

(1)	Includes stock-based compensation expense as follows:

Cost of revenue	$416	$1,112	$1,916	$1,007	$1,490
Product development	75	443	669	318	884
Sales and marketing	226	581	1,761	897	1,341
General and administrative	1,354	1,086	1,827	688	3,378

	December 31, 2009
		Pro Forma as
	Actual	Adjusted(1)
	(In thousands)

Consolidated Balance Sheets Data:
Cash and cash equivalents	$34,139	$171,305
Working capital	31,527	168,693
Total assets	281,845	419,011
Total liabilities	147,410	147,410
Total debt	105,695	105,695
Total stockholders’ equity	91,032	271,601

(1)	The pro forma as adjusted consolidated balance sheet data gives effect to the conversion of all outstanding shares of convertible preferred stock into shares of common stock effective immediately prior to the closing of this offering and to the sale of 10,000,000 shares of our common stock in this offering at the initial public offering price of $15.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

				Six Months
	Fiscal Year Ended June 30,			Ended December 31,
	2007	2008	2009	2008	2009
	(In thousands)

Consolidated Statements of Cash Flows Data:
Net cash provided by operating activities	$25,197	$24,751	$32,570	$9,371	$16,077
Depreciation and amortization	9,637	11,727	15,978	8,351	8,603
Capital expenditures	2,030	2,177	1,347	821	1,035

				Six Months
	Fiscal Year Ended June 30,			Ended December 31,
	2007	2008	2009	2008	2009
	(In thousands)

Other Financial Data:
Adjusted EBITDA(1)	$36,112	$36,279	$56,872	$23,114	$33,139

(1)	We define Adjusted EBITDA as net income less interest income plus interest expense, provision for taxes, depreciation expense, amortization expense, stock-based compensation expense and foreign-exchange (loss) gain. Please see “— Adjusted EBITDA” for more information and for a reconciliation of Adjusted EBITDA to our net income calculated in accordance with U.S. generally accepted accounting principles, or GAAP.

Adjusted EBITDA

We include Adjusted EBITDA in this prospectus because (i) we seek to manage our business to a consistent level of Adjusted EBITDA as a percentage of net revenue, (ii) it is a key basis upon which our management assesses our operating performance, (iii) it is one of the primary metrics investors use in evaluating Internet marketing companies, (iv) it is a factor in the evaluation of the performance of our management in determining compensation, and (v) it is an element of certain maintenance covenants under our debt agreements. We define Adjusted EBITDA as net income less interest income plus interest expense, provision for taxes, depreciation expense, amortization expense, stock-based compensation expense and foreign-exchange (loss) gain.

We use Adjusted EBITDA as a key performance measure because we believe it facilitates operating performance comparisons from period to period by excluding potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact on periods or companies of changes in effective tax rates or fluctuations in permanent differences or discrete quarterly items) and the impact of depreciation and amortization expense on definite-lived intangible assets. Because Adjusted EBITDA facilitates internal comparisons of our historical operating performance on a more consistent basis, we also use Adjusted EBITDA for business planning purposes, to incentivize and compensate our management personnel and in evaluating acquisition opportunities.

In addition, we believe Adjusted EBITDA and similar measures are widely used by investors, securities analysts, ratings agencies and other interested parties in our industry as a measure of financial performance and debt-service capabilities. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures for capital equipment or other contractual commitments;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not consider the potentially dilutive impact of issuing equity-based compensation to our management team and employees;

•	Adjusted EBITDA does not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments on our indebtedness;

•	Adjusted EBITDA does not reflect certain tax payments that may represent a reduction in cash available to us; and

•	other companies, including companies in our industry, may calculate Adjusted EBITDA measures differently, which reduces their usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. When evaluating our performance, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, net income and our other GAAP results.

The following table presents a reconciliation of Adjusted EBITDA to net income, the most comparable GAAP measure, for each of the periods indicated:

				Six Months
	Fiscal Year Ended June 30,			Ended December 31,
	2007	2008	2009	2008	2009
	(In thousands)

Reconciliation of Adjusted EBITDA to net income:
Net income	$15,610	$12,867	$17,274	$5,654	$8,923
Interest and other income (expense), net	(1,034)	(413)	3,538	1,933	1,327
Provision for taxes	9,828	8,876	13,909	4,266	7,193
Depreciation and amortization	9,637	11,727	15,978	8,351	8,603
Stock-based compensation expense	2,071	3,222	6,173	2,910	7,093

Adjusted EBITDA	$36,112	$36,279	$56,872	$23,114	$33,139

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before you invest in our common stock, you should be aware that our business faces numerous financial and market risks, including those described below, as well as general economic and business risks. The following discussion provides information concerning the material risks and uncertainties that we have identified and believe may adversely affect our business, financial condition and results of operations. Before you decide whether to invest in our common stock, you should carefully consider these risks and uncertainties, together with all of the other information included in this prospectus.

Risks Related to Our Business and Industry

We operate in an immature industry and have a relatively new business model, which makes it difficult to evaluate our business and prospects.

We derive nearly all of our revenue from the sale of online marketing and media services, which is an immature industry that has undergone rapid and dramatic changes in its short history. The industry in which we operate is characterized by rapidly-changing Internet media, evolving industry standards, and changing user and client demands. Our business model is also evolving and is distinct from many other companies in our industry, and it may not be successful. As a result of these factors, the future revenue and income potential of our business is uncertain. Although we have experienced significant revenue growth in recent periods, we may not be able to sustain current revenue levels or growth rates. Any evaluation of our business and our prospects must be considered in light of these factors and the risks and uncertainties often encountered by companies in an immature industry with an evolving business model such as ours. Some of these risks and uncertainties relate to our ability to:

•	maintain and expand client relationships;

•	sustain and increase the number of visitors to our websites;

•	sustain and grow relationships with third-party website publishers and other sources of web visitors;

•	manage our expanding operations and implement and improve our operational, financial and management controls;

•	raise capital at attractive costs, or at all;

•	acquire and integrate websites and other businesses;

•	successfully expand our footprint in our existing client verticals and enter new client verticals;

•	respond effectively to competition and potential negative effects of competition on profit margins;

•	attract and retain qualified management, employees and independent service providers;

•	successfully introduce new processes and technologies and upgrade our existing technologies and services;

•	protect our proprietary technology and intellectual property rights; and

•	respond to government regulations relating to the Internet, personal data protection, email, software technologies and other aspects of our business.

If we are unable to address these risks, our business, results of operations and prospects could suffer.

If we do not effectively manage our growth, our operating performance will suffer and we may lose clients.

We have experienced rapid growth in our operations and operating locations, and we expect to experience continued growth in our business, both through acquisitions and internal growth. This growth has placed, and will continue to place, significant demands on our management and our operational and financial infrastructure. In particular, continued rapid growth and acquisitions may make it more difficult for us to accomplish the following:

•	successfully scale our technology to accommodate a larger business and integrate acquisitions;

•	maintain our standing with key vendors, including Internet search companies and third-party website publishers;

•	maintain our client service standards; and

•	develop and improve our operational, financial and management controls and maintain adequate reporting systems and procedures.

In addition, our personnel, systems, procedures and controls may be inadequate to support our future operations. The improvements required to manage our growth will require us to make significant expenditures, expand, train and manage our employee base and allocate valuable management resources. If we fail to effectively manage our growth, our operating performance will suffer and we may lose clients, third-party website publishers and key personnel.

We depend upon Internet search companies to attract a significant portion of the visitors to our websites, and any change in the search companies’ search algorithms or perception of us or our industry could result in our websites being listed less prominently in either paid or algorithmic search result listings, in which case the number of visitors to our websites and our revenue could decline.

We depend in significant part on various Internet search companies, such as Google, Microsoft and Yahoo!, and other search websites to direct a significant number of visitors to our websites to provide our online marketing services to our clients. Search websites typically provide two types of search results, algorithmic and paid listings. Algorithmic, or organic, listings are determined and displayed solely by a set of formulas designed by search companies. Paid listings can be purchased and then are displayed if particular words are included in a user’s Internet search. Placement in paid listings is generally not determined solely on the bid price, but also takes into account the search engines’ assessment of the quality of website featured in the paid listing and other factors. We rely on both algorithmic and paid search results, as well as advertising on other websites, to direct a substantial share of the visitors to our websites.

Our ability to maintain the number of visitors to our websites from search websites and other websites is not entirely within our control. For example, Internet search websites frequently revise their algorithms in an attempt to optimize their search result listings or to maintain their internal standards and strategies. Changes in the algorithms could cause our websites to receive less favorable placements, which could reduce the number of users who visit our websites. We have experienced fluctuations in the search result rankings for a number of our websites. We may make decisions that are suboptimal regarding the purchase of paid listings or our proprietary bid management technologies may contain defects or otherwise fail to achieve their intended results, either of which could also reduce the number of visitors to our websites. We may also make decisions that are suboptimal regarding the placement of advertisements on other websites and pricing, which could increase our costs to attract such visitors or cause us to incur unnecessary costs. Our approaches may be deemed similar to those of our competitors and others in our industry that Internet search websites may consider to be unsuitable or unattractive. Internet search websites could deem our content to be unsuitable or below standards or less attractive or worthy than those of other or competing websites. In either such case, our websites may receive less favorable placement. Any reduction in the number of visitors to our websites would negatively affect our ability to earn revenue. If visits to our websites decrease, we may need to resort to more costly sources to replace lost visitors, and such increased expense could adversely affect our business and profitability.

Our future growth depends in part on our ability to identify and complete acquisitions.

Our growth over the past several years is in significant part due to the large number of acquisitions we have completed. Since the beginning of fiscal year 2007, we have completed over 100 acquisitions of third-party website publishing businesses and other businesses that are complementary to our own for an aggregate purchase price of approximately $189.5 million. We intend to pursue acquisitions of complementary businesses and technologies to expand our capabilities, client base and media. We have evaluated, and expect to continue to evaluate, a wide array of potential strategic transactions. However, we may not be successful in identifying suitable acquisition candidates or be able to complete acquisitions of such candidates. In addition, we may not be able to obtain financing on favorable terms, or at all, to fund acquisitions that we may wish to pursue.

Any acquisitions that we complete will involve a number of risks. If we are unable to address and resolve these risks successfully, such acquisitions could harm our business, results of operations and financial condition.

The anticipated benefit of any acquisitions that we complete may not materialize. In addition, the process of integrating acquired businesses or technologies may create unforeseen operating difficulties and expenditures. Some of the areas where we may face acquisition-related risks include:

•	diversion of management time and potential business disruptions;

•	expenses, distractions and potential claims resulting from acquisitions, whether or not they are completed;

•	retaining and integrating employees from any businesses we may acquire;

•	issuance of dilutive equity securities, incurrence of debt or reduction in cash balances;

•	integrating various accounting, management, information, human resource and other systems to permit effective management;

•	incurring possible impairment charges, contingent liabilities, amortization expense or write-offs of goodwill;

•	difficulties integrating and supporting acquired products or technologies;

•	unexpected capital expenditure requirements;

•	insufficient revenue to offset increased expenses associated with acquisitions;

•	underperformance problems associated with acquisitions; and

•	becoming involved in acquisition-related litigation.

Foreign acquisitions would involve risks in addition to those mentioned above, including those related to integration of operations across different cultures and languages, currency risks and the particular economic, political, administrative and management, and regulatory risks associated with specific countries. We may not be able to address these risks successfully, or at all, without incurring significant costs, delay or other operating problems. Our inability to resolve such risks could harm our business and results of operations.

A substantial portion of our revenue is generated from a limited number of clients and, if we lose a major client, our revenue will decrease and our business and prospects would be adversely impacted.

A substantial portion of our revenue is generated from a limited number of clients. Our top three clients accounted for 32% and 26% of our net revenue for the fiscal year 2009 and the first half of fiscal year 2010, respectively. Our clients can generally terminate their contracts with us at any time, with limited prior notice or penalty. DeVry Inc., our largest client, accounted for approximately 19% and 12% of our net revenue for fiscal year 2009 and the first half of fiscal year 2010, respectively. DeVry has recently retained an advertising agency and has reduced its purchases of leads from us. DeVry and other clients may reduce their current level of business with us, leading to lower revenue. We expect that a limited number of clients will continue to account for a significant percentage of our revenue, and the loss of, or material reduction in, their marketing spending with us could decrease our revenue and harm our business.

We are dependent on two market verticals for a majority of our revenue.

To date, we have generated a majority of our revenue from clients in our education vertical. We expect that a majority of our revenue in fiscal year 2010 will be generated from clients in our education and financial services verticals. A downturn in economic or market conditions adversely affecting the education industry or the financial services industry would negatively impact our business and financial condition. Over the past year, education marketing spending has remained relatively stable, but this stability may not continue. Marketing budgets for clients in our education vertical are impacted by a number of factors, including the availability of student financial aid, the regulation of for-profit financial institutions and economic conditions. Over the past year, some segments of the financial services industry, particularly mortgages, credit cards and deposits, have seen declines in marketing budgets given the difficult market conditions. These declines may continue or worsen. In addition, the education and financial services industries are highly regulated. Changes in regulations or government actions may negatively impact our clients’ marketing practices and budgets and, therefore, adversely affect our financial results.

The United States Higher Education Act, administered by the U.S. Department of Education, provides that to be eligible to participate in Federal student financial aid programs, an educational institution must enter into a program participation agreement with the Secretary of the Department of Education. The agreement includes a number of conditions with which an institution must comply to be granted initial and continuing eligibility to participate. Among those conditions is a prohibition on institutions providing any commission, bonus, or other incentive payment based directly or indirectly on success in securing enrollments to any individual or entity engaged in recruiting or admission activities. The regulations promulgated under the Higher Education Act specify a number of types of compensation, or “safe harbors,” that do not constitute incentive compensation in violation of this agreement. One of these safe harbors permits an institution to award incentive compensation for Internet-based recruitment and admission activities that provide information about the institution to prospective students, refer prospective students to the institution, or permit prospective students to apply for admission online. The U.S. Department of Education is currently engaged in a negotiated rulemaking process in which it has suggested repealing all existing safe harbors regarding incentive compensation in recruiting, including the Internet safe harbor. While we do not believe that compensation for services constitutes incentive compensation under the Higher Education Act, the elimination of the safe harbor could create uncertainty for our education clients and impact the way in which we are paid by our clients and, accordingly, could reduce the amount of net revenue we generate from the education client vertical.

In addition, some of our clients have had and may in the future have issues regarding their academic accreditation, which can adversely affect their ability to offer certain degree programs. If any of our significant education clients lose their accreditation, they may reduce or eliminate their marketing spending, which could adversely affect our financial results.

If we are unable to retain the members of our management team or attract and retain qualified management team members in the future, our business and growth could suffer.

Our success and future growth depend, to a significant degree, on the continued contributions of the members of our management team. Each member of our management team is an at-will employee and may voluntarily terminate his or her employment with us at any time with minimal notice. We also may need to hire additional management team members to adequately manage our growing business. We may not be able to retain or identify and attract additional qualified management team members. Competition for experienced management-level personnel in our industry is intense. Qualified individuals are in high demand, particularly in the Internet marketing industry, and we may incur significant costs to attract and retain them. If we lose the services of any of our senior managers or if we are unable to attract and retain additional qualified senior managers, our business and growth could suffer.

We need to hire and retain additional qualified personnel to grow and manage our business. If we are unable to attract and retain qualified personnel, our business and growth could be seriously harmed.

Our performance depends on the talents and efforts of our employees. Our future success will depend on our ability to attract, retain and motivate highly skilled personnel in all areas of our organization and, in particular, in our engineering/technology, sales and marketing, media, finance and legal/regulatory teams. We plan to continue to grow our business and will need to hire additional personnel to support this growth. We have found it difficult from time to time to locate and hire suitable personnel. If we experience similar difficulties in the future, our growth may be hindered. Qualified individuals are in high demand, particularly in the Internet marketing industry, and we may incur significant costs to attract and retain them. Many of our employees have also become, or will soon become, substantially vested in their stock option grants. Employees may be more likely to leave us following our initial public offering as a result of the establishment of a public market for our common stock. If we are unable to attract and retain the personnel we need to succeed, our business and growth could be harmed.

We depend on third-party website publishers for a significant portion of our visitors, and any decline in the supply of media available through these websites or increase in the price of this media could cause our revenue to decline or our cost to reach visitors to increase.

A significant portion of our revenue is attributable to visitors originating from advertising placements that we purchase on third-party websites. In many instances, website publishers can change the advertising inventory they make available to us at any time and, therefore, impact our revenue. In addition, website publishers may place significant restrictions on our offerings. These restrictions may prohibit advertisements from specific clients or specific industries, or restrict the use of certain creative content or formats. If a website publisher decides not to make advertising inventory available to us, or decides to demand a higher revenue share or places significant restrictions on the use of such inventory, we may not be able to find advertising inventory from other websites that satisfy our requirements in a timely and cost-effective manner. In addition, the number of competing online marketing service providers and advertisers that acquire inventory from websites continues to increase. Consolidation of Internet advertising networks and website publishers could eventually lead to a concentration of desirable inventory on a small number of websites or networks, which could limit the supply of inventory available to us or increase the price of inventory to us. We cannot assure you that we will be able to acquire advertising inventory that meets our clients’ performance, price and quality requirements. If any of these things occur, our revenue could decline or our operating costs may increase.

We have incurred a significant amount of debt, which may limit our ability to fund general corporate requirements and obtain additional financing, limit our flexibility in responding to business opportunities and competitive developments and increase our vulnerability to adverse economic and industry conditions.

As of December 31, 2009, we had an outstanding term loan with a principal balance of approximately $27.0 million and a revolving credit facility pursuant to which we can borrow up to an additional $100.0 million. As of December 31, 2009, we had drawn $49.8 million from our revolving credit facility. In January 2010, we replaced our existing credit facility with a credit facility with a total borrowing capacity of $175.0 million. The new facility consists of a $35.0 million four-year term loan, with principal amortization of 10%, 15%, 35% and 40% annually, and a $140.0 million four-year revolving credit facility. As of December 31, 2009, we also had outstanding notes to sellers arising from numerous acquisitions in the total principal amount of $29.8 million. As a result of our debt:

•	we may not have sufficient liquidity to respond to business opportunities, competitive developments and adverse economic conditions;

•	we may not have sufficient liquidity to fund all of these costs if our revenue declines or costs increase; and

•	we may not have sufficient funds to repay the principal balance of our debt when due.

Our debt obligations may also impair our ability to obtain additional financing, if needed. Our indebtedness is secured by substantially all of our assets, leaving us with limited collateral for additional financing. Moreover, the terms of our indebtedness restrict our ability to take certain actions, including the incurrence of additional indebtedness, mergers and acquisitions, investments and asset sales. In addition, even if we are able to raise needed equity financing, we are required to use a portion of the net proceeds of certain types of equity financings to repay the outstanding balance of our term loan. A failure to pay interest or indebtedness when due could result in a variety of adverse consequences, including the acceleration of our indebtedness. In such a situation, it is unlikely that we would be able to fulfill our obligations under our credit facilities or repay the accelerated indebtedness or otherwise cover our costs.

The severe economic downturn in the United States poses additional risks to our business, financial condition and results of operations.

The United States has experienced, and is continuing to experience, a severe economic downturn. The credit crisis, deterioration of global economies, rising unemployment and reduced equity valuations all create risks that could harm our business. If macroeconomic conditions worsen, we are not able to predict the impact such worsening conditions will have on the online marketing industry in general, and our results of operations specifically. Clients in particular verticals such as financial services, particularly mortgage, credit cards and deposits, small- to medium-sized business customers and home services are facing very difficult conditions and their marketing spend has been negatively affected. These conditions could also damage our business opportunities in existing markets, and reduce our revenue and profitability. While the effect of these and related conditions poses widespread risk across our business, we believe that it may particularly affect our efforts in the mortgage, credit cards and deposits, small- to medium-sized business and home services verticals, due to reduced availability of credit for households and business and reduced household disposable income. Economic conditions may not improve or may worsen.

Our operating results have fluctuated in the past and may do so in the future, which makes our results of operations difficult to predict and could cause our operating results to fall short of analysts’ and investors’ expectations.

While we have experienced continued revenue growth, our prior quarterly and annual operating results have fluctuated due to changes in our business, our industry and the general economic climate. Similarly, our future operating results may vary significantly from quarter to quarter due to a variety of factors, many of which are beyond our control. Our fluctuating results could cause our performance to be below the expectations of securities analysts and investors, causing the price of our common stock to fall. Because our business is changing and evolving, our historical operating results may not be useful to you in predicting our future operating results. Factors that may increase the volatility of our operating results include the following:

•	changes in demand and pricing for our services;

•	changes in our pricing policies, the pricing policies of our competitors, or the pricing of Internet advertising or media;

•	the addition of new clients or the loss of existing clients;

•	changes in our clients’ advertising agencies or the marketing strategies our clients or their advertising agencies employ;

•	changes in the economic prospects of our clients or the economy generally, which could alter current or prospective clients’ spending priorities, or could increase the time or costs required to complete sales with clients;

•	changes in the availability of Internet advertising or the cost to reach Internet visitors;

•	changes in the placement of our websites on search engines;

•	the introduction of new product or service offerings by our competitors; and

•	costs related to acquisitions of businesses or technologies.

Our quarterly revenue and operating results may fluctuate significantly from quarter to quarter due to seasonal fluctuations in advertising spending.

The timing of our revenue, particularly from our education client vertical, is affected by seasonal factors. For example, the first quarter of each fiscal year typically demonstrates seasonal strength and our second fiscal quarter typically demonstrates seasonal weakness. In our second fiscal quarter, our education clients often take fewer leads due to holiday staffing and lower availability of lead supply caused by higher media pricing for some forms of media during the holiday period, causing our revenue to be sequentially lower. Our fluctuating results could cause our performance to be below the expectations of securities analysts and investors, causing the price of our common stock to fall. To the extent our rate of growth slows, we expect that the seasonality in our business may become more apparent and may in the future cause our operating results to fluctuate to a greater extent.

We may need additional capital in the future to meet our financial obligations and to pursue our business objectives. Additional capital may not be available or may not be available on favorable terms and our business and financial condition could therefore be adversely affected.

While we anticipate the net proceeds of this offering, together with availability under our existing credit facility, cash balances and cash from operations, will be sufficient to fund our operations for at least the next 12 months, we may need to raise additional capital to fund operations in the future or to finance acquisitions. If we seek to raise additional capital in order to meet various objectives, including developing future technologies and services, increasing working capital, acquiring businesses and responding to competitive pressures, capital may not be available on favorable terms or may not be available at all. In addition, pursuant to the terms of our credit facility, we are required to use a portion of the net proceeds of any equity financing, other than this offering and any other public equity offerings, to repay the outstanding balance of our term loan. Lack of sufficient capital resources could significantly limit our ability to take advantage of business and strategic opportunities. Any additional capital raised through the sale of equity or debt securities with an equity component would dilute our stock ownership. If adequate additional funds are not available, we may be required to delay, reduce the scope of, or eliminate material parts of our business strategy, including potential additional acquisitions or development of new technologies.

If we fail to compete effectively against other online marketing and media companies and other competitors, we could lose clients and our revenue may decline.

The market for online marketing is intensely competitive. We expect this competition to continue to increase in the future. We perceive only limited barriers to entry to the online marketing industry. We compete both for clients and for limited high quality advertising inventory. We compete for clients on the basis of a number of factors, including return on marketing expenditures, price, and client service.

We compete with Internet and traditional media companies for a share of clients’ overall marketing budgets, including:

•	online marketing or media services providers such as Monster Worldwide in the education vertical and Bankrate in financial services;

•	offline and online advertising agencies;

•	major Internet portals and search engine companies with advertising networks such as Google, Yahoo!, MSN, and AOL;

•	other online marketing service providers, including online affiliate advertising networks and industry-specific portals or lead generation companies;

•	website publishers with their own sales forces that sell their online marketing services directly to clients;

•	in-house marketing groups at current or potential clients;

•	offline direct marketing agencies; and

•	television, radio and print companies.

Competition for web traffic among websites and search engines, as well as competition with traditional media companies, could result in significant price pressure, declining margins, reductions in revenue and loss of market share. In addition, as we continue to expand the scope of our services, we may compete with a greater number of websites, clients and traditional media companies across an increasing range of different services, including in vertical markets where competitors may have advantages in expertise, brand recognition and other areas. Large Internet companies with brand recognition, such as Google, Yahoo!, MSN, and AOL, have significant numbers of direct sales personnel and substantial proprietary advertising inventory and web traffic that provide a significant competitive advantage and have significant impact on pricing for Internet advertising and web traffic. The trend toward consolidation in the Internet advertising arena may also affect pricing and availability of advertising inventory and web traffic. Many of our current and potential competitors also enjoy other competitive advantages over us, such as longer operating histories, greater brand recognition, larger client bases, greater access to advertising inventory on high-traffic websites, and significantly greater financial, technical and marketing resources. As a result, we may not be able to compete successfully. If we fail to deliver results that are superior to those that other online marketing service providers achieve, we could lose clients and our revenue may decline.

If the market for online marketing services fails to continue to develop, our future growth may be limited and our revenue may decrease.

The online marketing services market is relatively new and rapidly evolving, and it uses different measurements than traditional media to gauge its effectiveness. Some of our current or potential clients have little or no experience using the Internet for advertising and marketing purposes and have allocated only limited portions of their advertising and marketing budgets to the Internet. The adoption of Internet advertising, particularly by those entities that have historically relied upon traditional media for advertising, requires the acceptance of a new way of conducting business, exchanging information and evaluating new advertising and marketing technologies and services. In particular, we are dependent on our clients’ adoption of new metrics to measure the success of online marketing campaigns. We may also experience resistance from traditional advertising agencies who may be advising our clients. We cannot assure you that the market for online marketing services will continue to grow. If the market for online marketing services fails to continue to develop or develops more slowly than we anticipate, our ability to grow our business may be limited and our revenue may decrease.

Third-party website publishers can engage in unauthorized or unlawful acts that could subject us to significant liability or cause us to lose clients.

We generate a significant portion of our web visitors from media advertising that we purchase from third-party website publishers. Some of these publishers are authorized to display our clients’ brands, subject to contractual restrictions. In the past, some of our third-party website publishers have engaged in activities that certain of our clients have viewed as harmful to their brands, such as displaying outdated descriptions of a client’s offerings or outdated logos. Any activity by publishers that clients view as potentially damaging to their brands can harm our relationship with the client and cause the client to terminate its relationship with us, resulting in a loss of revenue. In addition, the law is unsettled on the extent of liability that an advertiser in our position has for the activities of third-party website publishers. We could be subject to costly litigation and, if we are unsuccessful in defending ourselves, damages for the unauthorized or unlawful acts of third-party website publishers.

Poor perception of our business or industry as a result of the actions of third parties could harm our reputation and adversely affect our business, financial condition and results of operations.

Our business is dependent on attracting a large number of visitors to our websites and providing leads and clicks to our clients, which depends in part on our reputation within the industry and with our clients. There are companies within our industry that regularly engage in activities that our clients’ customers may view as unlawful or inappropriate. These activities, such as spyware or deceptive promotions, by third parties may be seen by clients as characteristic of participants in our industry and, therefore, may have an adverse effect on the reputation of all participants in our industry, including us. Any damage to our reputation, including from publicity from legal proceedings against us or companies that work within our industry, governmental proceedings, consumer class action litigation, or the disclosure of information security breaches or private information misuse, could adversely affect our business, financial condition and results of operations.

Because many of our client contracts can be cancelled by the client with little prior notice or penalty, the cancellation of one or more contracts could result in an immediate decline in our revenue.

We derive our revenue from contracts with our Internet marketing clients, most of which are cancelable with little or no prior notice. In addition, these contracts do not contain penalty provisions for cancellation before the end of the contract term. The non-renewal, renegotiation, cancellation, or deferral of large contracts, or a number of contracts that in the aggregate account for a significant amount of our revenue, is difficult to anticipate and could result in an immediate decline in our revenue.

Unauthorized access to or accidental disclosure of consumer personally-identifiable information that we collect may cause us to incur significant expenses and may negatively impact our credibility and business.

There is growing concern over the security of personal information transmitted over the Internet, consumer identity theft and user privacy. Despite our implementation of security measures, our computer systems may be susceptible to electronic or physical computer break-ins, viruses and other disruptions and security breaches. Any perceived or actual unauthorized disclosure of personally-identifiable information regarding website visitors, whether through breach of our network by an unauthorized party, employee theft, misuse or error or otherwise, could harm our reputation, impair our ability to attract website visitors and attract and retain our clients, or subject us to claims or litigation arising from damages suffered by consumers, and thereby harm our business and operating results. In addition, we could incur significant costs in complying with the multitude of state, federal and foreign laws regarding the unauthorized disclosure of personal information.

If we do not adequately protect our intellectual property rights, our competitive position and business may suffer.

Our ability to compete effectively depends upon our proprietary systems and technology. We rely on trade secret, trademark and copyright law, confidentiality agreements, technical measures and patents to protect our proprietary rights. We currently have one patent application pending in the United States and no issued patents. Effective trade secret, copyright, trademark and patent protection may not be available in all countries where we currently operate or in which we may operate in the future. Some of our systems and technologies are not covered by any copyright, patent or patent application. We cannot guarantee that: (i) our intellectual property rights will provide competitive advantages to us; (ii) our ability to assert our intellectual property rights against potential competitors or to settle current or future disputes will not be limited by our agreements with third parties; (iii) our intellectual property rights will be enforced in jurisdictions where competition may be intense or where legal protection may be weak; (iv) any of the patents, trademarks, copyrights, trade secrets or other intellectual property rights that we presently employ in our business will not lapse or be invalidated, circumvented, challenged, or abandoned; (v) competitors will not design around our protected systems and technology; or (vi) that we will not lose the ability to assert our intellectual property rights against others.

We are a party to a number of third-party intellectual property license agreements and in the future, may need to obtain additional licenses or renew existing license agreements. We are unable to predict with certainty whether these license agreements can be obtained or renewed on commercially reasonable terms, or at all.

We have from time to time become aware of third parties who we believe may have infringed on our intellectual property rights. The use of our intellectual property rights by others could reduce any competitive advantage we have developed and cause us to lose clients, third-party website publishers or otherwise harm our business. Policing unauthorized use of our proprietary rights can be difficult and costly. In addition, litigation, while it may be necessary to enforce or protect our intellectual property rights or to defend litigation brought against us, could result in substantial costs and diversion of resources and management attention and could adversely affect our business, even if we are successful on the merits.

Confidentiality agreements with employees, consultants and others may not adequately prevent disclosure of trade secrets and other proprietary information.

We have devoted substantial resources to the development of our proprietary systems and technology. In order to protect our proprietary systems and technology, we enter into confidentiality agreements with our employees, consultants, independent contractors and other advisors. These agreements may not effectively prevent unauthorized disclosure of confidential information or unauthorized parties from copying aspects of our services or obtaining and using information that we regard as proprietary. Moreover, these agreements may not provide an adequate remedy in the event of such unauthorized disclosures of confidential information and we cannot assure you that our rights under such agreements will be enforceable. In addition, others may independently discover trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could reduce any competitive advantage we have and cause us to lose clients, publishers or otherwise harm our business.

Third parties may sue us for intellectual property infringement which, if successful, could require us to pay significant damages or curtail our offerings.

We cannot be certain that our internally-developed or acquired systems and technologies do not and will not infringe the intellectual property rights of others. In addition, we license content, software and other intellectual property rights from third parties and may be subject to claims of infringement if such parties do not possess the necessary intellectual property rights to the products they license to us. We have in the past and may in the future be subject to legal proceedings and claims that we have infringed the patent or other intellectual property rights of a third-party. These claims sometimes involve patent holding companies or other adverse patent owners who have no relevant product revenue and against whom our own patents, if any, may therefore provide little or no deterrence. In addition, third parties have asserted and may in the future assert intellectual property infringement claims against our clients, which we have agreed in certain circumstances to indemnify and defend against such claims. Any intellectual property related infringement claims, whether or not meritorious, could result in costly litigation and could divert management resources and attention. Moreover, should we be found liable for infringement, we may be required to enter into licensing agreements, if available on acceptable terms or at all, pay substantial damages, or limit or curtail our systems and technologies. Moreover, we may need to redesign some of our systems and technologies to avoid future infringement liability. Any of the foregoing could prevent us from competing effectively and increase our costs.

Additionally, the laws relating to use of trademarks on the Internet are currently unsettled, particularly as they apply to search engine functionality. For example, other Internet marketing and search companies have been sued in the past for trademark infringement and other intellectual property-related claims for the display of ads or search results in response to user queries that include trademarked terms. The outcomes of these lawsuits have differed from jurisdiction to jurisdiction. For this reason, it is conceivable that certain of our activities could expose us to trademark infringement, unfair competition, misappropriation or other intellectual property related claims which could be costly to defend and result in substantial damages or otherwise limit or curtail our activities, and adversely affect our business or prospects.

Our proprietary technologies may include design or performance defects and may not achieve their intended results, either of which could impair our future revenue growth.

Our proprietary technologies are relatively new, and they may contain design or performance defects that are not yet apparent. The use of our proprietary technologies may not achieve the intended results as effectively as other technologies that exist now or may be introduced by our competitors, in which case our business could be harmed.

If we are unable to price our services appropriately, our margins and revenue may decline.

Our clients purchase our services according to a variety of pricing formulae, the vast majority of which are based on pay for performance, meaning clients pay only after we have delivered the desired result to them. Regardless of how a given client pays us, we ordinarily pay the vast majority of the costs associated with delivering our services to our clients according to contracts and other arrangements that do not always condition payment to vendors upon receipt of payments from our clients. This means we typically pay for the costs of providing our marketing services before we receive payment from clients. Additionally, certain of our marketing services costs are highly variable and may fluctuate significantly during each calendar month. Accordingly, we run the risk of not being able to recover the entire cost of our services from clients if pricing or other terms negotiated prior to the performance of services prove less than the cost of performing such services. We have experienced situations in the past where we incurred losses in the delivery of our services to specific clients. If we are unable to avoid recurrence of similar situations in the future through negotiation of profitable pricing and other terms, our results of operations will suffer.

If we fail to keep pace with rapidly-changing technologies and industry standards, we could lose clients or advertising inventory and our results of operations may suffer.

The business lines in which we currently compete are characterized by rapidly-changing Internet media and marketing standards, changing technologies, frequent new product and service introductions, and changing user and client demands. The introduction of new technologies and services embodying new technologies and the emergence of new industry standards and practices could render our existing technologies and services obsolete and unmarketable or require unanticipated investments in technology. Our future success will depend in part on our ability to adapt to these rapidly-changing Internet media formats and other technologies. We will need to enhance our existing technologies and services and develop and introduce new technologies and services to address our clients’ changing demands. If we fail to adapt successfully to such developments or timely introduce new technologies and services, we could lose clients, our expenses could increase and we could lose advertising inventory.

Changes in government regulation and industry standards applicable to the Internet and our business could decrease demand for our technologies and services or increase our costs.

Laws and regulations that apply to Internet communications, commerce and advertising are becoming more prevalent. These regulations could increase the costs of conducting business on the Internet and could decrease demand for our technologies and services.

In the United States, federal and state laws have been enacted regarding copyrights, sending of unsolicited commercial email, user privacy, search engines, Internet tracking technologies, direct marketing, data security, children’s privacy, pricing, sweepstakes, promotions, intellectual property ownership and infringement, trade secrets, export of encryption technology, taxation and acceptable content and quality of goods. Other laws and regulations may be adopted in the future. Laws and regulations, including those related to privacy and use of personal information, are changing rapidly outside the United States as well which may make compliance with such laws and regulations difficult and which may negatively affect our ability to expand internationally. This legislation could: (i) hinder growth in the use of the Internet generally; (ii) decrease the acceptance of the Internet as a communications, commercial and advertising medium; (iii) reduce our revenue; (iv) increase our operating expenses; or (v) expose us to significant liabilities.

The laws governing the Internet remain largely unsettled, even in areas where there has been some legislative action. While we actively monitor this changing legal and regulatory landscape to stay abreast of changes in the laws and regulations applicable to our business, we are not certain how our business might be affected by the application of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, libel, obscenity and export or import matters to the Internet advertising industry. The vast majority of such laws were adopted prior to the advent of the Internet. As a result, they do not contemplate or address the unique issues of the Internet and related technologies. Changes in laws intended to address such issues could create uncertainty in the Internet market. It may take years to determine how existing laws apply to the Internet and Internet marketing. Such uncertainty makes it difficult to predict costs and could reduce demand for our services or increase the cost of doing business as a result of litigation costs or increased service delivery costs.

In particular, a number of U.S. federal laws impact our business. The Digital Millennium Copyright Act, or DMCA, is intended, in part, to limit the liability of eligible online service providers for listing or linking to third-party websites that include materials that infringe copyrights or other rights. Portions of the Communications Decency Act, or CDA, are intended to provide statutory protections to online service providers who distribute third-party content. We rely on the protections provided by both the DMCA and CDA in conducting our business. In addition, the United States Higher Education Act provides that to be eligible to participate in Federal student financial aid programs, an educational institution must enter into a program participation agreement with the Secretary of the Department of Education. The agreement includes a number of conditions with which an institution must comply to be granted initial and continuing eligibility to participate. Among those conditions is a prohibition on institutions providing any commission, bonus, or other incentive payment based directly or indirectly on success in securing enrollments to any individual or entity engaged in recruiting or admission activities. The regulations promulgated under the Higher Education Act specify a number of types of compensation, or “safe harbors,” that do not constitute incentive compensation in violation of this agreement. One of these safe harbors permits an institution to award incentive compensation for Internet-based recruitment and admission activities that provide information about the institution to prospective students, refer prospective students to the institution, or permit prospective students to apply for admission online. The U.S. Department of Education is currently engaged in a negotiated rulemaking process in which it has suggested repealing all existing safe harbors regarding incentive compensation in recruiting, including the Internet safe harbor. Any changes in these laws or judicial interpretations narrowing their protections will subject us to greater risk of liability and may increase our costs of compliance with these regulations or limit our ability to operate certain lines of business.

The financial services, education and medical industries are highly regulated and our marketing activities on behalf of our clients in those industries are also regulated. For example, our mortgage websites and marketing services we offer are subject to various federal, state and local laws, including state mortgage broker licensing laws, federal and state laws prohibiting unfair acts and practices, and federal and state advertising laws. Any failure to comply with these laws and regulations could subject us to revocation of required licenses, civil, criminal or administrative liability, damage to our reputation or changes to or limitations on the conduct of our business. Any of the foregoing could cause our business, operations and financial condition to suffer.

New tax treatment of companies engaged in Internet commerce may adversely affect the commercial use of our marketing services and our financial results.

Due to the global nature of the Internet, it is possible that, although our services and the Internet transmissions related to them originate in California and Nevada, and in some cases, England, governments of other states or foreign countries might attempt to regulate our transmissions or levy sales, income or other taxes relating to our activities. We have experienced certain states taking expansive positions with regard to their taxation of our services. Tax authorities at the international, federal, state and local levels are currently reviewing the appropriate tax treatment of companies engaged in Internet commerce. New or revised state tax regulations may subject us or our affiliates to additional state sales, income and other taxes. We cannot predict the effect of current attempts to impose sales, income or other taxes on commerce over the Internet. New or revised taxes and, in particular, sales taxes, would likely increase the cost of doing business online and decrease the attractiveness of advertising and selling goods and services over the Internet. New taxes could also create significant increases in internal costs necessary to capture data, and collect and remit taxes. Any of these events could have an adverse effect on our business and results of operations.

Limitations on our ability to collect and use data derived from user activities could significantly diminish the value of our services and cause us to lose clients and revenue.

When a user visits our websites, we use technologies, including “cookies”, to collect information such as the user’s Internet Protocol, or IP, address, offerings delivered by us that have been previously viewed by the user and responses by the user to those offerings. In order to determine the effectiveness of a marketing campaign and to determine how to modify the campaign, we need to access and analyze this information. The use of cookies has been the subject of regulatory scrutiny and users are able to block or delete cookies from their browser. Periodically, certain of our clients and publishers seek to prohibit or limit our collection or use of this data. Interruptions, failures or defects in our data collection systems, as well as privacy concerns regarding the collection of user data, could also limit our ability to analyze data from our clients’ marketing campaigns. This risk is heightened when we deliver marketing services to clients in the financial and medical services client verticals. If our access to data is limited in the future, we may be unable to provide effective technologies and services to clients and we may lose clients and revenue.

As a creator and a distributor of Internet content, we face potential liability and expenses for legal claims based on the nature and content of the materials that we create or distribute. If we are required to pay damages or expenses in connection with these legal claims, our operating results and business may be harmed.

We create original content for our websites and marketing messages and distribute third-party content on our websites and in our marketing messages. As a creator and distributor of original content and third-party provided content, we face potential liability based on a variety of theories, including defamation, negligence, copyright or trademark infringement or other legal theories based on the nature, creation or distribution of this information. It is also possible that our website visitors could make claims against us for losses incurred in reliance upon information provided on our websites. In addition, as the number of users of forums and social media features on our websites increases, we could be exposed to liability in connection with material posted to our websites by users and other third parties. These claims, whether brought in the United States or abroad, could divert management time and attention away from our business and result in significant costs to investigate and defend, regardless of the merit of these claims. In addition, if we become subject to these types of claims and are not successful in our defense, we may be forced to pay substantial damages.

Wireless devices and mobile phones are increasingly being used to access the Internet, and our online marketing services may not be as effective when accessed through these devices, which could cause harm to our business.

The number of people who access the Internet through devices other than personal computers has increased substantially in the last few years. Our online marketing services were designed for persons accessing the Internet on a desktop or laptop computer. The smaller screens, lower resolution graphics and less convenient typing capabilities of these devices may make it more difficult for visitors to respond to our offerings. In addition, the cost of mobile advertising is relatively high and may not be cost-effective for our services. If our services continue to be less effective or economically attractive for clients seeking to engage in marketing through these devices and this segment of web traffic grows at the expense of traditional computer Internet access, we will experience difficulty attracting website visitors and attracting and retaining clients and our operating results and business will be harmed.

We may not succeed in expanding our businesses outside the United States, which may limit our future growth.

One potential area of growth for us is in the international markets. However, we have limited experience in marketing, selling and supporting our services outside of the United States and we may not be successful in introducing or marketing our services abroad. There are risks inherent in conducting business in international markets, such as:

•	the adaptation of technologies and services to foreign clients’ preferences and customs;

•	application of foreign laws and regulations to us, including marketing and privacy regulations;

•	changes in foreign political and economic conditions;

•	tariffs and other trade barriers, fluctuations in currency exchange rates and potentially adverse tax consequences;

•	language barriers or cultural differences;

•	reduced or limited protection for intellectual property rights in foreign jurisdictions;

•	difficulties and costs in staffing and managing or overseeing foreign operations; and

•	education of potential clients who may not be familiar with online marketing.

If we are unable to successfully expand and market our services abroad, our business and future growth may be harmed and we may incur costs that may not lead to future revenue.

We rely on Internet bandwidth and data center providers and other third parties for key aspects of the process of providing services to our clients, and any failure or interruption in the services and products provided by these third parties could harm our business.

We rely on third-party vendors, including data center and Internet bandwidth providers. Any disruption in the network access or co-location services provided by these third-party providers or any failure of these third-party providers to handle current or higher volumes of use could significantly harm our business. Any financial or other difficulties our providers face may have negative effects on our business, the nature and extent of which we cannot predict. We exercise little control over these third-party vendors, which increases our vulnerability to problems with the services they provide. We license technology and related databases from third parties to facilitate analysis and storage of data and delivery of offerings. We have experienced interruptions and delays in service and availability for data centers, bandwidth and other technologies in the past. Any errors, failures, interruptions or delays experienced in connection with these third-party technologies and services could adversely affect our business and could expose us to liabilities to third parties.

Our systems also heavily depend on the availability of electricity, which also comes from third-party providers. If we or third-party data centers which we utilize were to experience a major power outage, we would have to rely on back-up generators. These back-up generators may not operate properly through a major power outage and their fuel supply could also be inadequate during a major power outage or disruptive event. Furthermore, we do not currently have backup generators at our Foster City, California headquarters. Information systems such as ours may be disrupted by even brief power outages, or by the fluctuations in power resulting from switches to and from back-up generators. This could give rise to obligations to certain of our clients which could have an adverse effect on our results for the period of time in which any disruption of utility services to us occurs.

Interruption or failure of our information technology and communications systems could impair our ability to effectively deliver our services, which could cause us to lose clients and harm our operating results.

Our delivery of marketing and media services depends on the continuing operation of our technology infrastructure and systems. Any damage to or failure of our systems could result in interruptions in our ability to deliver offerings quickly and accurately and/or process visitors’ responses emanating from our various web presences. Interruptions in our service could reduce our revenue and profits, and our reputation could be damaged if people believe our systems are unreliable. Our systems and operations are vulnerable to damage or interruption from earthquakes, terrorist attacks, floods, fires, power loss, break-ins, hardware or software failures, telecommunications failures, computer viruses or other attempts to harm our systems, and similar events.

We lease or maintain server space in various locations, including in San Francisco, California. Our California facilities are located in areas with a high risk of major earthquakes. Our facilities are also subject to break-ins, sabotage and intentional acts of vandalism, and to potential disruptions if the operators of these facilities have financial difficulties. Some of our systems are not fully redundant, and our disaster recovery planning cannot account for all eventualities. The occurrence of a natural disaster, a decision to close a facility we are using without adequate notice for financial reasons or other unanticipated problems at our facilities could result in lengthy interruptions in our service.

Any unscheduled interruption in our service would result in an immediate loss of revenue. If we experience frequent or persistent system failures, the attractiveness of our technologies and services to clients and website publishers could be permanently harmed. The steps we have taken to increase the reliability and redundancy of our systems are expensive, reduce our operating margin, and may not be successful in reducing the frequency or duration of unscheduled interruptions.

Any constraints on the capacity of our technology infrastructure could delay the effectiveness of our operations or result in system failures, which would result in the loss of clients and harm our business and results of operations.

Our future success depends in part on the efficient performance of our software and technology infrastructure. As the numbers of websites and Internet users increase, our technology infrastructure may not be able to meet the increased demand. A sudden and unexpected increase in the volume of user responses could strain the capacity of our technology infrastructure. Any capacity constraints we experience could lead to slower response times or system failures and adversely affect the availability of websites and the level of user responses received, which could result in the loss of clients or revenue or harm to our business and results of operations.

We could lose clients if we fail to detect click-through or other fraud on advertisements in a manner that is acceptable to our clients.

We are exposed to the risk of fraudulent clicks or actions on our websites or our third-party publishers’ websites. We may in the future have to refund revenue that our clients have paid to us and that was later attributed to, or suspected to be caused by, fraud. Click-through fraud occurs when an individual clicks on an ad displayed on a website or an automated system is used to create such clicks with the intent of generating the revenue share payment to the publisher rather than to view the underlying content. Action fraud occurs when on-line forms are completed with false or fictitious information in an effort to increase the compensable actions in respect of which a web publisher is to be compensated. From time to time we have experienced fraudulent clicks or actions and we do not charge our clients for such fraudulent clicks or actions when they are detected. It is conceivable that this activity could negatively affect our profitability, and this type of fraudulent act could hurt our reputation. If fraudulent clicks or actions are not detected, the affected clients may experience a reduced return on their investment in our marketing programs, which could lead the clients to become dissatisfied with our campaigns, and in turn, lead to loss of clients and the related revenue. Additionally, we have from time to time had to terminate relationships with web publishers who we believed to have engaged in fraud and we may have to do so in future. Termination of such relationships entails a loss of revenue associated with the legitimate actions or clicks generated by such web publishers.

We will incur significant increased costs as a result of operating as a public company, which may adversely affect our operating results and financial condition.

As a public company, we will incur significant accounting, legal and other expenses that we did not incur as a private company. We will incur costs associated with our public company reporting requirements. We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, as well as rules implemented by the SEC and The NASDAQ Global Market. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Furthermore, these laws and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

In addition, the Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, for the fiscal year ending June 30, 2011, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, or Section 404. Our compliance with Section 404 will require that we incur substantial expense and expend significant management time on compliance-related issues.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired, which would adversely affect our ability to operate our business.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. We may in the future discover areas of our internal financial and accounting controls and procedures that need improvement. Our internal control over financial reporting will not prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected. If we are unable to maintain proper and effective internal controls, we may not be able to produce accurate financial statements on a timely basis, which could adversely affect our ability to operate our business and could result in regulatory action.

Risks Related to This Offering and Ownership of Our Common Stock

Our stock price may be volatile, and you may not be able to resell shares of our common stock at or above the price you paid.

Prior to this offering there has been no public market for shares of our common stock, and an active public market for our shares may not develop or be sustained after this offering. We and the representatives of the underwriters have determined the offering price of our common stock through negotiation. This price does not necessarily reflect the price at which investors in the market will be willing to buy and sell our shares following this offering. In addition, the trading price of our common stock following this offering could be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. These factors include those discussed in this “Risk Factors” section of this prospectus and others such as:

•	changes in earnings estimates or recommendations by securities analysts;

•	announcements by us or our competitors of new services, significant contracts, commercial relationships, acquisitions or capital commitments;

•	developments with respect to intellectual property rights;

•	our ability to develop and market new and enhanced products on a timely basis;

•	our commencement of, or involvement in, litigation;

•	changes in governmental regulations or in the status of our regulatory approvals; and

•	a slowdown in our industry or the general economy.

In recent years, the stock market in general, and the market for technology and Internet-based companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may seriously affect the market price of our common stock, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our stock shortly following this offering. In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. Such litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock would be negatively impacted. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us issue an adverse opinion regarding our stock, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Our directors, executive officers and principal stockholders and their respective affiliates will continue to have substantial control over us after this offering and could delay or prevent a change in corporate control.

After this offering, our directors, executive officers and holders of more than 5% of our common stock, together with their affiliates, will beneficially own, in the aggregate, approximately 59% of our outstanding common stock, assuming no exercise of the underwriters’ option to purchase additional shares of our common stock in this offering. As a result, these stockholders, acting together, will continue to have substantial control over the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these stockholders, acting together, will continue to have significant influence over the management and affairs of our company. Accordingly, this concentration of ownership may have the effect of:

•	delaying, deferring or preventing a change in corporate control;

•	impeding a merger, consolidation, takeover or other business combination involving us; or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

Future sales of shares by existing stockholders could cause our stock price to decline.

If our existing stockholders sell, or indicate an intent to sell, substantial amounts of our common stock in the public market after the 180-day contractual lock-up, which period may be extended in certain limited circumstances, and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline significantly and could decline below the initial public offering price. Based on shares outstanding as of December 31, 2009, upon the completion of this offering, we will have outstanding 44,912,597 shares of common stock, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options. Of these shares, 10,000,000 shares of common stock, plus any shares sold upon exercise of the underwriters’ over-allotment option, will be immediately freely tradable, without restriction, in the public market. The underwriters may, in their sole discretion, permit our officers, directors, employees and current stockholders to sell shares prior to the expiration of the lock-up agreements.

After the lock-up agreements pertaining to this offering expire and based on shares outstanding as of December 31, 2009, the remaining 34,912,597 shares will be eligible for sale in the public market. In addition, (i) the 11,504,767 shares subject to outstanding options under our equity incentive plans as of December 31, 2009 and (ii) the shares reserved for future issuance under our equity incentive plans will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the price of our common stock could decline substantially.

Purchasers of common stock in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial offering price of our common stock is substantially higher than the expected net tangible book value per share of our common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur an immediate dilution of $13.15 in net tangible book value per share from the price you paid, based on our shares outstanding as of December 31, 2009. In addition, following this offering, purchasers in the offering will have contributed approximately 77% of the total consideration paid by stockholders to us to purchase shares of our common stock, based on our shares outstanding as of December 31, 2009. In addition, if the underwriters exercise their option to purchase additional shares or if outstanding options are exercised, you will experience further dilution. For a further description of the dilution that you will experience immediately after this offering, see the section of this prospectus entitled “Dilution.”

We have broad discretion to determine how to use the funds raised in this offering, and may use them in ways that may not enhance our operating results or the price of our common stock.

Our management will have broad discretion over the use of proceeds from this offering, and we could spend the proceeds from this offering in ways our stockholders may not agree with or that do not yield a favorable return. We intend to use the net proceeds from this offering for working capital, capital expenditures and other general corporate purposes. We may also use a portion of the net proceeds to make repayments on our debt or acquire other businesses, products or technologies. If we do not invest or apply the proceeds of this offering in ways that improve our operating results, we may fail to achieve expected financial results, which could cause our stock price to decline.

Provisions in our charter documents following this offering, under Delaware law and in contractual obligations, could discourage a takeover that stockholders may consider favorable and may lead to entrenchment of management.

Our amended and restated certificate of incorporation and bylaws that will be in effect as of the closing of this offering will contain provisions that could have the effect of delaying or preventing changes in control or changes in our management without the consent of our board of directors. These provisions will include:

•	a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

•	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•	the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•	the ability of our board of directors to determine to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•	the requirement that a special meeting of stockholders may be called only by the chairman of the board of directors, the chief executive officer or the board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors; and

•	advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of us.

We are subject to certain anti-takeover provisions under Delaware law. Under Delaware law, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction. For a description of our capital stock, see “Description of Capital Stock.”

We do not currently intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We do not intend to declare and pay dividends on our capital stock for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Additionally, the terms of our credit facility restrict our ability to pay dividends. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, particularly in the sections titled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial condition, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “might,” “objective,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions described under the section titled “Risk Factors” and elsewhere in this prospectus, regarding, among other things:

•	our immature industry and relatively new business model;

•	our ability to manage our growth effectively;

•	our dependence on Internet search companies to attract Internet visitors;

•	our ability to successfully manage any future acquisitions;

•	our dependence on a small number of large clients and our dependence on a small number of client verticals for a majority of our revenue;

•	our ability to attract and retain qualified employees and key personnel;

•	our ability to accurately forecast our operating results and appropriately plan our expenses;

•	our ability to compete in our industry;

•	our ability to enhance and maintain our client and vendor relationships;

•	our ability to develop new services and enhancements and features to meet new demands from our clients;

•	our ability to raise additional capital in the future, if needed;

•	general economic conditions in our domestic and potential future international markets;

•	our ability to protect our intellectual property rights; and

•	our expectations regarding the use of proceeds from this offering.

These risks are not exhaustive. Other sections of this prospectus may include additional factors that could adversely impact our business and financial performance. These statements reflect our current views with respect to future events and are based on assumptions and subject to risk and uncertainties. Moreover, we operate in a very competitive and rapidly-changing environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assume responsibility for the accuracy and completeness of the forward-looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement on Form S-1, of which this prospectus is a part, that we have filed with the SEC with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of our common stock in this offering will be approximately $137.2 million, or approximately $158.1 million if the underwriters exercise their right to purchase additional shares of common stock from us to cover over-allotments in full, and after deducting underwriting discounts and commissions and estimated offering expenses.

We currently intend to use our net proceeds from this offering for working capital, capital expenditures and other general corporate purposes. We may also use a portion of the net proceeds to repay debt, including our credit facility, or acquire other businesses, products or technologies.

The expected use of net proceeds of this offering represents our current intentions based upon our present plans and business conditions. The amounts we actually expend in these areas may vary significantly from our current intentions and will depend upon a number of factors, including future sales growth, success of our engineering efforts, cash generated from future operations, if any, and actual expenses to operate our business. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering. Accordingly, our management will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of our management regarding the application of the net proceeds of this offering.

The amount and timing of our expenditures will depend on several factors, including the amount and timing of our spending on sales and marketing activities and research and development activities, as well as our use of cash for other corporate activities. Pending the uses described above, we intend to invest the net proceeds in a variety of capital preservation instruments, including short-term, interest-bearing, investment grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. We do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our board of directors. The loan agreement for our credit facility contains a prohibition on the payout of cash dividends.

CAPITALIZATION

The following table sets forth our cash, cash equivalents, current debt and capitalization as of December 31, 2009 (unaudited):

•	on an actual basis;

•	on a pro forma basis after giving effect to the conversion of all outstanding shares of our convertible preferred stock into 21,176,533 shares of common stock effective immediately prior to the closing of this offering; and

•	on a pro forma as adjusted basis to reflect, in addition, the filing of our amended and restated certificate of incorporation and the sale of 10,000,000 shares of common stock that we are offering at the initial public offering price of $15.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the information in this table together with our consolidated financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	As of December 31, 2009
			Pro Forma as
	Actual	Pro Forma	Adjusted
	(In thousands, except share data)

Cash and cash equivalents	$34,139	$34,139	$171,305

Debt, current	$16,208	$16,208	$16,208

Debt, noncurrent	$89,487	$89,487	$89,487
Convertible preferred stock, $0.001 par value, 35,500,000 shares authorized, 21,176,533 shares issued and outstanding, actual; 35,500,000 shares authorized, no shares issued and outstanding, pro forma; no shares authorized, no shares issued and outstanding, pro forma as adjusted	43,403	—	—
Stockholders’ equity:
Preferred stock, $0.001 par value, no shares authorized, issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma; 5,000,000 shares authorized, no shares issued and outstanding, pro forma as adjusted	—	—	—
Common stock, $0.001 par value, 50,500,000 shares authorized, 15,913,516 shares issued and 13,736,064 shares outstanding, actual; 50,500,000 shares authorized, 37,090,049 shares issued and 34,912,597 shares outstanding, pro forma; 100,000,000 shares authorized, 47,090,049 shares issued and 44,912,597 shares outstanding, pro forma as adjusted	16	37	47
Additional paid-in capital	30,279	73,661	210,817
Treasury stock, at cost (2,177,452 shares)	(7,779)	(7,779)	(7,779)
Accumulated other comprehensive income	13	13	13
Retained earnings	68,503	68,503	68,503
Total stockholders’ equity	91,032	134,435	271,601

Total capitalization	$223,922	$223,922	$361,088

The outstanding share information in the table above is based on 34,912,597 shares of common stock outstanding as of December 31, 2009, and excludes:

•	an aggregate of 11,504,767 shares of common stock issuable upon the exercise of outstanding stock options as of December 31, 2009 pursuant to our 2008 Equity Incentive Plan and having a weighted-average exercise price of $9.3429 per share;

•	an aggregate of 587,717 additional shares of common stock reserved for future issuance under our 2008 Equity Incentive Plan as of December 31, 2009; provided, however, that immediately upon the execution and delivery of the underwriting agreement for this offering, our 2008 Equity Incentive Plan will terminate so that no further awards may be granted under our 2008 Equity Incentive Plan, and the shares then remaining and reserved for future issuance under our 2008 Equity Incentive Plan shall become available for future issuance under our 2010 Equity Incentive Plan; and

•	the shares reserved for future issuance under our 2010 Equity Incentive Plan and up to 300,000 additional shares of common stock reserved for future issuance under our 2010 Non-Employee Directors’ Stock Award Plan, as well as any automatic increases in the number of shares of common stock reserved for future issuance under each of these benefit plans, which will become effective immediately upon the execution and delivery of the underwriting agreement for this offering.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. As of December 31, 2009, our pro forma net tangible book value was $(54.1 million), or $(1.55) per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of December 31, 2009, after giving effect to the automatic conversion of all outstanding shares of convertible preferred stock into shares of common stock immediately prior to the closing of this offering. After giving effect to our sale in this offering of 10,000,000 shares of common stock at the initial public offering price of $15.00 per share, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2009 would have been approximately $83.1 million, or $1.85 per share. This represents an immediate increase of net tangible book value of $3.40 per share to our existing stockholders and an immediate dilution of $13.15 per share to investors purchasing common stock in this offering. The following table illustrates this per share dilution:

Initial public offering price per share		$15.00
Pro forma as adjusted net tangible book value per share as of December 31, 2009, before giving effect to this offering	$(1.55)
Increase in pro forma as adjusted net tangible book value per share attributed to new investors purchasing shares in this offering	3.40

Pro forma net tangible book value per share after giving effect to this offering		1.85

Dilution per share to new investors in this offering		$13.15

If the underwriters exercise their option to purchase additional shares of our common stock from us in full in this offering, the pro forma as adjusted net tangible book value per share after the offering would be $2.24 per share, the increase in pro forma as adjusted net tangible book value per share to existing stockholders would be $3.79 per share and the dilution to new investors purchasing shares in this offering would be $12.76 per share.

The following table summarizes on a pro forma as adjusted basis as of December 31, 2009:

•	the total number of shares of common stock purchased from us by our existing stockholders and by new investors purchasing shares in this offering;

•	the total approximate consideration paid to us by our existing stockholders and by new investors purchasing shares in this offering, based on the initial public offering price of $15.00 per share (before deducting the underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering); and

•	the average price per share paid by existing stockholders and by new investors purchasing shares in this offering.

					Average
	Shares Purchased		Total Consideration		Price per
	Number	Percent	Amount	Percent	Share

Existing stockholders	34,912,597	78%	$44,543,000	23%	$1.28
New investors	10,000,000	22	150,000,000	77	15.00

Total	44,912,597	100.0%	$194,543,000	100.0%

If the underwriters exercise their option to purchase additional shares of our common stock in full, our existing stockholders would own 75% and our new investors would own 25% of the total number of shares of common stock outstanding upon completion of this offering. The total consideration paid to us by our existing stockholders would be approximately $44.5 million, or 21%, and the total consideration paid to us by our new investors would be $172.5 million, or 79%.

If all outstanding options under our equity incentive plans were exercised, then our existing stockholders, including the holders of these options, would own 82% and our new investors would own 18% of the total number of shares of our common stock outstanding upon the closing of this offering. In such event, the total consideration paid by our existing stockholders, including the holders of these options, would be approximately $152.0 million, or 50%, the total consideration paid by our new investors would be $150.0 million, or 50%, the average price per share paid by our existing stockholders would be $3.28 and the average price per share paid by our new investors would be $15.00.

The above discussion and tables are based on 34,912,597 shares of common stock outstanding as of December 31, 2009, and excludes:

•	an aggregate of 11,504,767 shares of common stock issuable upon the exercise of outstanding stock options as of December 31, 2009 pursuant to our 2008 Equity Incentive Plan and having a weighted-average exercise price of $9.3429 per share;

•	an aggregate of 587,717 additional shares of common stock reserved for future issuance under our 2008 Equity Incentive Plan as of December 31, 2009; provided, however, that immediately upon the execution and delivery of the underwriting agreement for this offering, our 2008 Equity Incentive Plan will terminate so that no further awards may be granted under our 2008 Equity Incentive Plan, and the shares then remaining and reserved for future issuance under our 2008 Equity Incentive Plan shall become available for future issuance under our 2010 Non-Employee Directors’ Stock Award Plan; and

•	the shares reserved for future issuance under our 2010 Equity Incentive Plan and up to 300,000 additional shares of common stock reserved for future issuance under our 2010 Non-Employee Directors’ Stock Award Plan, as well as any automatic increases in the number of shares of common stock reserved for future issuance under each of these benefit plans, which will become effective immediately upon the execution and delivery of the underwriting agreement for this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read together with our consolidated financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The selected consolidated financial data in this section is not intended to replace our consolidated financial statements and the related notes. Our historical results are not necessarily indicative of our future results and our interim results are not necessarily indicative of the results that should be expected for the full fiscal year.

We derived the consolidated statements of operations data for the fiscal years ended June 30, 2007, 2008 and 2009 and the consolidated balance sheets data as of June 30, 2008 and 2009 from our audited consolidated financial statements appearing elsewhere in this prospectus. The consolidated statements of operations data for the fiscal years ended June 30, 2005 and 2006 and the consolidated balance sheets data as of June 30, 2005, 2006 and 2007 are derived from our audited consolidated financial statements, which are not included in this prospectus. The consolidated statements of operations data for the six months ended December 31, 2008 and 2009 and the consolidated balance sheet data as of December 31, 2009 are derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus.

						Six Months Ended
	Fiscal Year Ended June 30,					December 31,
	2005	2006	2007	2008	2009	2008	2009
	(In thousands, except per share data)

Consolidated Statements of Operations Data:
Net revenue	$109,556	$142,408	$167,370	$192,030	$260,527	$122,913	$155,515
Cost of revenue(1)	65,653	85,820	108,945	130,869	181,593	88,250	111,604

Gross profit	43,903	56,588	58,425	61,161	78,934	34,663	43,911
Operating expenses:(1)
Product development	12,644	17,265	14,094	14,051	14,887	7,480	9,209
Sales and marketing	5,734	7,166	8,487	12,409	16,154	8,423	7,615
General and administrative	4,842	6,835	11,440	13,371	13,172	6,907	9,644

Total operating expenses	23,220	31,266	34,021	39,831	44,213	22,810	26,468

Operating income	20,683	25,322	24,404	21,330	34,721	11,853	17,443
Interest income	553	1,341	1,905	1,482	245	177	17
Interest expense	(9)	(427)	(732)	(1,214)	(3,544)	(1,870)	(1,629)
Other income (expense), net	(31)	(874)	(139)	145	(239)	(240)	285

Interest and other income (expense), net	513	40	1,034	413	(3,538)	(1,933)	(1,327)

Income before income taxes	21,196	25,362	25,438	21,743	31,183	9,920	16,116
Provision for taxes	(8,136)	(9,773)	(9,828)	(8,876)	(13,909)	(4,266)	(7,193)

Income from continuing operations	13,060	15,589	15,610	12,867	17,274	5,654	8,923
Cumulative effect of change in accounting principle	—	(1,820)	—	—	—	—	—

Net income	$13,060	$13,769	$15,610	$12,867	$17,274	$5,654	$8,923

Basic:
Less: 8% non-cumulative dividends on convertible preferred stock	(3,218)	(3,276)	(3,276)	(3,276)	(3,276)	(1,638)	(1,638)
Undistributed earnings allocated to convertible preferred stock	(6,240)	(6,591)	(7,690)	(5,925)	(8,599)	(2,468)	(4,454)

Net income attributable to common stockholders — basic	$3,602	$3,902	$4,644	$3,666	$5,399	$1,548	$2,831

						Six Months Ended
	Fiscal Year Ended June 30,					December 31,
	2005	2006	2007	2008	2009	2008	2009
	(In thousands, except per share data)

Diluted:
Net income attributable to common stockholders — basic	$3,602	$3,902	$4,644	$3,666	$5,399	$1,548	$2,831
Undistributed earnings re-allocated to common stock	436	525	522	360	399	124	323

Net income applicable to common stockholders — diluted	$4,038	$4,427	$5,166	$4,026	$5,798	$1,672	$3,154

Net income per share:(2)
Basic	$0.30	$0.31	$0.36	$0.28	$0.41	$0.12	$0.21

Diluted	$0.28	$0.29	$0.34	$0.26	$0.39	$0.11	$0.20

Weighted average shares used in computing basic net income per share	12,069	12,411	12,789	13,104	13,294	13,282	13,463
Weighted average shares used in computing diluted net income per share	14,543	15,295	15,263	15,325	14,971	15,103	16,169

Pro forma net income per share:(2)
Basic					$0.50		$0.26

Diluted					$0.48		$0.24

Weighted average shares used in computing pro forma basic net income per share					34,471		34,640
Weighted average shares used in computing pro forma diluted net income per share					36,148		37,346

(1)	Includes stock-based compensation expense as follows:

						Six Months Ended
	Fiscal Year Ended June 30,					December 31,
	2005	2006	2007	2008	2009	2008	2009
	(In thousands)

Cost of revenue	$48	$66	$416	$1,112	$1,916	$1,007	$1,490
Product development	3	(7)	75	443	669	318	884
Sales and marketing	43	10	226	581	1,761	897	1,341
General and administrative	47	20	1,354	1,086	1,827	688	3,378

(2)	See Note 4 to our consolidated financial statements included in this prospectus for an explanation of the method used to calculate basic and diluted net loss per share and pro forma basic and diluted net loss per share of common stock.

	June 30,					December 31,
	2005	2006	2007	2008	2009	2009
	(In thousands)

Consolidated Balance Sheets Data:
Cash and cash equivalents	$19,418	$30,593	$26,765	$24,953	$25,182	$34,139
Working capital	39,859	36,294	42,769	17,022	16,426	31,527
Total assets	71,350	101,203	118,536	179,746	212,878	281,845
Total liabilities	26,657	39,567	37,831	86,032	96,289	147,410
Total debt	—	9,216	10,250	51,654	57,240	105,695
Total stockholders’ equity	4,246	18,350	37,312	50,311	73,186	91,032

						Six Months Ended
	Fiscal Year Ended June 30,					December 31,
	2005	2006	2007	2008	2009	2008	2009
	(In thousands)

Consolidated Statements of Cash Flows Data:
Net cash provided by operating activities	$23,200	$21,659	$25,197	$24,751	$32,570	$9,371	$16,077
Depreciation and amortization	3,466	7,208	9,637	11,727	15,978	8,351	8,603
Capital expenditures	5,671	1,104	2,030	2,177	1,347	821	1,035

						Six Months Ended
	Fiscal Year Ended June 30,					December 31,
	2005	2006	2007	2008	2009	2008	2009
	(In thousands)

Other Financial Data:
Adjusted EBITDA(1)	$24,290	$32,619	$36,112	$36,279	$56,872	$23,114	$33,139

(1)	We define Adjusted EBITDA as net income less interest income plus interest expense, provision for taxes, depreciation expense, amortization expense, stock-based compensation expense and foreign-exchange (loss) gain. Please see “Summary Consolidated Financial Data — Adjusted EBITDA” for more information and for a reconciliation of Adjusted EBITDA to our net income calculated in accordance with U.S. generally accepted accounting principles.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the consolidated financial statements and the notes thereto included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Overview

QuinStreet is a leader in vertical marketing and media on the Internet. We have built a strong set of capabilities to engage Internet visitors with targeted media and to connect our marketing clients with their potential customers online. We focus on serving clients in large, information-intensive industry verticals where relevant, targeted media and offerings help visitors make informed choices, find the products that match their needs, and thus become qualified customer prospects for our clients.

We deliver cost-effective marketing results to our clients, predictably and scalably, most typically in the form of a qualified lead or click. These leads or clicks can then convert into a customer or sale for the client at a rate that results in an acceptable marketing cost to them. We get paid by clients primarily when we deliver qualified leads or clicks as defined by our agreements with them. Because we bear the costs of media, our programs must deliver a value to our clients and a media yield, or our ability to generate an acceptable margin on our media costs, that provides a sound financial outcome for us. Our general process is:

•	We own or access targeted media;

•	We run advertisements or other forms of marketing messages and programs in that media to create visitor responses or clicks through to client offerings;

•	We match these responses or clicks to client offerings or brands that meet visitor interests or needs, converting visitors into qualified leads or clicks; and

•	We optimize client matches and media yield such that we achieve desired results for clients and a sound financial outcome for us.

Our primary financial objective has been and remains creating revenue growth, from sustainable sources, at target levels of profitability. Our primary financial objective is not to maximize profits, but rather to achieve target levels of profitability while investing in various growth initiatives, as we believe we are in the early stages of a large, long-term market. We have been successful in increasing revenue each year since our inception. We became profitable in 2002 and have remained so since that time.

Our Direct Marketing Services, or DMS, business accounted for 95%, 98%, 99% and 99% of our net revenue in fiscal years 2007, 2008 and 2009 and the first six months of fiscal year 2010, respectively. Our DMS business derives substantially all of its net revenue from fees earned through the delivery of qualified leads and clicks to our clients. Through a deep vertical focus, targeted media presence and our technology platform, we are able to reliably deliver targeted, measurable marketing results to our clients.

Our two largest client verticals are education and financial services. Our education vertical has historically been our largest vertical, representing 78%, 74%, 58% and 49% of net revenue in fiscal years 2007, 2008 and 2009 and the first six months of fiscal year 2010, respectively. DeVry Inc., a for-profit education company and our largest client, accounted for 22%, 23%, 19%, and 12% of total net revenue for fiscal years 2007, 2008 and 2009 and the first six months of fiscal year 2010, respectively. Our financial services vertical, which we have grown both organically and through acquisitions, represented 7%, 11%, 31% and 41% of net revenue in fiscal years 2007, 2008 and 2009 and the first six months of fiscal year 2010, respectively. Other DMS verticals, consisting primarily of home services, business-to-business, or B2B, and healthcare, represented 10%, 13%, 10% and 9% of net revenue in fiscal years 2007, 2008 and 2009 and the first six months of fiscal year 2010, respectively.

In addition, we derived 5%, 2%, 1% and 1% of our net revenue in fiscal years 2007, 2008 and 2009 and the first six months of fiscal year 2010, respectively, from the provision of a hosted solution and related services for clients in the direct selling industry, also referred to as our Direct Selling Services, or DSS, business.

We have generated substantially all of our revenue from sales to clients in the United States.

We are subject to economic or business factors that affect our client verticals. For instance, presently, clients in particular verticals such as financial services, particularly mortgage, credit cards and deposits, small- to medium-sized business customers and home services are facing very difficult conditions and their marketing spending has been negatively affected. In general, we address challenges created by these adverse economic or business conditions by shifting investment and resources to other client verticals that might be less challenged or by focusing on opportunities with specific clients and subsets of client verticals that might be less affected by those challenges. However, we also invest in client verticals that may face near-term challenges but present long-term growth potential.

We face an additional challenge with regard to DeVry, our largest client, which accounted for approximately 19% and 12% of our net revenue for fiscal year 2009 and the first six months of fiscal year 2010, respectively. DeVry has recently retained an advertising agency and has reduced its purchases of leads from us. We have been addressing this challenge by working with DeVry and the agency to understand their evolving needs and strategies and how we can best serve them going forward. In addition, we have been expanding our business with other clients in our education client vertical. We are also expanding our client base in education to replace visitor matches previously delivered to DeVry.

Trends Affecting our Business

Seasonality

Our results from our education client vertical are subject to significant fluctuation as a result of seasonality. In particular, our quarters ending December 31 (our second fiscal quarter) typically demonstrate seasonal weakness. In those quarters, there is lower availability of lead supply from some forms of media during the holiday period and our education clients often request fewer leads due to holiday staffing. In our quarters ending March 31, this trend generally reverses with better lead availability and often new budgets at the beginning of the year for our clients with financial years ending December 31. For example, in the quarters ended December 31, 2008 and 2009 net revenue from our education clients declined 13% and 10%, respectively, from the previous quarter.

Acquisitions

Beginning in fiscal year 2008, we executed on our strategy to increase the depth within our existing verticals and diversify our business among these verticals by substantially increasing our spending on acquisitions of businesses and technologies. For example, in February 2008, we acquired ReliableRemodeler.com, Inc., or ReliableRemodeler, an Oregon-based company specializing in online home renovation and contractor referrals for $17.5 million in cash and $8.0 million in non-interest-bearing, unsecured promissory notes, in an effort to increase our presence within our home services vertical. In April 2008, we acquired Cyberspace Communication Corporation, an Oklahoma-based online marketing company doing business as SureHits, for $27.5 million in cash and $18.0 million in potential earn-out payments, in an effort to increase our presence within the financial services vertical. During fiscal years 2008 and 2009, in addition to the acquisitions mentioned above, we acquired an aggregate of 21 and 34 online publishing businesses, respectively.

In October 2009, we acquired the website business Insure.com from Life Quote, Inc. for $15.0 million in cash and a $1.0 million non-interest bearing, unsecured promissory note. In November 2009, we acquired the website assets of the Internet.com division of WebMediaBrands, Inc. for $16.0 million in cash and a $2.0 million non-interest-bearing, unsecured promissory note.

Our acquisition strategy may result in significant fluctuations in our available working capital from period to period and over the years. We may use cash, stock or promissory notes to acquire various businesses or technologies, and we cannot accurately predict the timing of those acquisitions or the impact on our cash flows and balance sheet. Large acquisitions or multiple acquisitions within a particular period may significantly impact our financial results for that period. We may utilize debt financing to make acquisitions, which could give rise to higher interest expense and more restrictive operating covenants. We may also utilize our stock as consideration, which could result in substantial dilution.

Client Verticals

To date, we have generated the majority of our revenue from clients in our educational vertical. We expect that a majority of our revenue in fiscal year 2010 will be generated from clients in our education and financial services client verticals. A downturn in economic or market conditions adversely affecting the education industry or the financial services industry would negatively impact our business and financial condition. Over the past year, education marketing spending has remained relatively stable, but we cannot assure you that this stability will continue. Marketing budgets for clients in our education vertical are impacted by a number of factors, including the availability of student financial aid, the regulation of for-profit financial institutions and economic conditions. Over the past year, some segments of the financial services industry, particularly mortgages, credit cards and deposits, have seen declines in marketing budgets given the difficult market conditions. These declines may continue or worsen. In addition, the education and financial services industries are highly regulated. Changes in regulations or government actions may negatively impact our clients’ marketing practices and budgets and, therefore, adversely affect our financial results.

Development and Acquisition of Vertical Media

One of the primary challenges of our business is finding or creating media that is targeted enough to attract prospects economically for our clients and at costs that work for our business model. In order to continue to grow our business, we must be able to continue to find or develop quality vertical media on a cost-effective basis. Our inability to find or develop vertical media could impair our growth or adversely affect our financial performance.

Basis of Presentation

General

We operate in two segments: DMS and DSS. For further discussion or financial information about our reporting segments, see Note 2 to our consolidated financial statements included in this prospectus.

Net Revenue

DMS.  We derive substantially all of our revenue from fees earned through the delivery of qualified leads or paid clicks. We deliver targeted and measurable results through a vertical focus that we classify into the following key client verticals: education, financial services, home services, B2B and healthcare.

DSS.  We derived approximately 5%, 2%, 1% and 1% of our net revenue in fiscal years 2007, 2008 and 2009 and the first six months of fiscal year 2010, respectively. We expect DSS to continue to represent an immaterial portion of our business.

Cost of Revenue

Cost of revenue consists primarily of media costs, personnel costs, amortization of acquisition-related intangible assets, depreciation expense and amortization of internal software development costs on revenue-producing technologies. Media costs consist primarily of fees paid to website publishers that are directly related to a revenue-generating event and PPC ad purchases from Internet search companies. We pay these Internet search companies and website publishers on a revenue-share, cost-per-lead, or CPL, cost-per-click, or CPC, and cost-per-thousand-impressions, or CPM, basis. Personnel costs include salaries, bonuses, stock-based compensation expense and employee benefit costs. Compensation expense is primarily related to individuals associated with maintaining our servers and websites, our editorial staff, client management, creative team, compliance group and media purchasing analysts. We capitalize costs associated with software developed or obtained for internal use.

Costs incurred in the development phase are capitalized and amortized in cost of revenue over the product’s estimated useful life. We anticipate that our cost of revenue will increase in absolute dollars.

Operating Expenses

We classify our operating expenses into three categories: product development, sales and marketing and general and administrative. Our operating expenses consist primarily of personnel costs and, to a lesser extent, professional fees, rent and allocated costs. Personnel costs for each category of operating expenses generally include salaries, bonuses and commissions, stock-based compensation expense and employee benefit costs.

Product Development.  Product development expenses consist primarily of personnel costs and professional services fees associated with the development and maintenance of our technology platforms, development and launching of our websites, product-based quality assurance and testing. We believe that continued investment in technology is critical to attaining our strategic objectives and, as a result, we expect technology development and enhancement expenses to increase in absolute dollars in future periods.

Sales and Marketing.  Sales and marketing expenses consist primarily of personnel costs (including commissions) and, to a lesser extent, allocated overhead, professional services, advertising, travel and marketing materials. We expect sales and marketing expenses to increase in absolute dollars as we hire additional personnel in sales and marketing to support our increasing revenue base and product offerings.

General and Administrative.  General and administrative expenses consist primarily of personnel costs of our executive, finance, legal, employee benefits and compliance and other administrative personnel, as well as accounting and legal professional services fees and other corporate expenses. We expect general and administrative expenses to increase in absolute dollars in future periods as we continue to invest in corporate infrastructure and incur additional expenses associated with being a public company, including increased legal and accounting costs, investor relations costs, higher insurance premiums and compliance costs associated with Section 404 of the Sarbanes-Oxley Act of 2002.

Interest and Other Income (Expense), Net

Interest and other income (expense), net, consists primarily of interest income and interest expense. Interest expense is related to our credit facilities and the promissory notes issued in connection with our acquisitions. The outstanding balance of our credit facilities and acquisition-related promissory notes was $76.8 million and $29.8 million, respectively, as of December 31, 2009. We expect interest expense to increase in the near future as we entered into a new credit facility in January 2010 with a larger borrowing capacity and a higher rate of interest. Borrowings under our credit facility could also subsequently increase as we continue to implement our acquisition strategy. Interest income represents interest received on our cash and cash equivalents, which we expect will increase in the near term with the investment of the net proceeds of this offering.

Income Tax Expense

We are subject to tax in the United States as well as other tax jurisdictions or countries in which we conduct business. Earnings from our limited non-U.S. activities are subject to local country income tax and may be subject to current U.S. income tax.

As of December 31, 2009, we did not have net operating loss carryforwards for federal income tax purposes and had approximately $2.8 million in California net operating loss carryforwards that begin to expire in March 2011, and that we expect to utilize in an amended return. The California net operating loss carryforwards will not offset future taxable income, but may instead result in a refund of historical taxes paid. As of December 31, 2009, our Japanese subsidiary had net operating loss carryforwards of approximately $370,000 that will begin to expire in 2011. These net operating loss carryforwards were fully reserved as of December 31, 2009.

As of December 31, 2009, we had net deferred tax assets of $5.5 million. Our net deferred tax assets consist primarily of accruals, reserves and stock-based compensation expense not currently deductible for tax purposes. We assess the need for a valuation allowance on the deferred tax assets by evaluating both positive and negative evidence that may exist. Any adjustment to the deferred tax asset valuation allowance would be recorded in the income statement of the periods that the adjustment is determined to be required.

On July 1, 2007, we adopted the authoritative accounting guidance prescribing a threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The guidance also provides for de-recognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition. The guidance utilizes a two-step approach for evaluating uncertain tax positions. Step one, Recognition, requires a company to determine if the weight of available evidence indicates that a tax position is more likely than not to be sustained upon audit, including resolution of related appeals or litigation processes, if any. If a tax position is not considered “more likely than not” to be sustained then no benefits of the position are to be recognized. Step two, Measurement, is based on the largest amount of benefit, which is more likely than not to be realized on ultimate settlement.

Effective July 1, 2007, we adopted the accounting guidance on uncertainties in income tax. The cumulative effect of adoption to the opening balance of the retained earnings account was $1,705.

Critical Accounting Policies and Estimates

In presenting our consolidated financial statements in conformity with U.S. generally accepting accounting principals, or GAAP, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures.

Some of the estimates and assumptions we are required to make relate to matters that are inherently uncertain as they pertain to future events. We base these estimates and assumptions on historical experience or on various other factors that we believe to be reasonable and appropriate under the circumstances. On an ongoing basis, we reconsider and evaluate our estimates and assumptions. Actual results may differ significantly from these estimates.

We believe that the critical accounting policies listed below involve our more significant judgments, assumptions and estimates and, therefore, could have the greatest potential impact on our consolidated financial statements. In addition, we believe that a discussion of these policies is necessary to understand and evaluate the consolidated financial statements contained in this prospectus.

For further information on our critical and other significant accounting policies, see Note 2 of our consolidated financial statements included in this prospectus.

Revenue Recognition

We derive revenue from two segments: DMS and DSS. DMS revenue, which constituted 95%, 98% and 99% of our net revenue for fiscal years 2007, 2008 and 2009, respectively, is derived primarily from fees that are earned through the delivery of qualified leads or paid clicks. We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectability is reasonably assured. Delivery is deemed to have occurred at the time a lead or click is delivered to the client, provided that no significant obligations remain.

From time to time, we may agree to credit clients for certain leads or clicks if they fail to meet the contractual or other guidelines of a particular client. We have established a sales reserve based on historical experience. To date, our reserve has been adequate for these credits. The adequacy of this reserve depends on our ability to estimate the number of credits that we will grant to our clients. If we were to change any of the assumptions or judgments made in calculating the amount of the reserve, it could cause a material change in the net revenue that we report in a particular period. Our assessment of the likelihood of collection is also a critical element in determining the timing of revenue recognition. If we do not believe that collection is reasonably assured, revenue will be recognized on the earlier of the date that the collection is reasonably assured or collection is made.

For a portion of our revenue, we have agreements with publishers of online media used in the generation of leads or clicks. We receive a fee from our clients and pay a fee to our publishers either on a revenue-share, CPL, CPC or CPM basis. We are the primary obligor in the transaction. As a result, the fees paid by our clients are recognized as revenue and the fees paid to our publishers are included in cost of revenue.

DSS revenue consists of (i) set-up and professional services fees and (ii) usage and hosting fees. Set-up and professional service fees that do not provide stand-alone value to our clients are recognized over the contractual term of the agreement or the expected client relationship period, whichever is longer, effective when the application reaches the “go-live” date. We define the “go-live” date as the date when the application enters into a production environment or all essential functionalities have been delivered. We recognize usage and hosting fees on a monthly basis as earned. Deferred revenue consists of billings or payments in advance of reaching all the above revenue recognition criteria, primarily comprising deferred DSS revenue.

Stock-Based Compensation

Through June 30, 2006, we accounted for our stock-based employee compensation arrangements in accordance with the intrinsic value provisions of Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, or APB 25, and related interpretations and complied with the disclosure provisions of SFAS No. 123, Accounting for Stock Based Compensation, and SFAS No. 148, Accounting for Stock-Based Compensation Transition and Disclosure. Under the intrinsic value method, compensation expense is measured on the date of the grants as the difference between the fair value of our common stock and the exercise or purchase price multiplied by the number of stock options granted.

Effective July 1, 2006, we adopted SFAS 123(R), which requires non-public companies that used the minimum value method under SFAS 123 for either recognition or pro forma disclosures to apply SFAS 123(R) using the prospective-transition method. As such, we continue to apply the intrinsic value method to equity awards outstanding at the date of adoption of SFAS 123(R) that were measured using the minimum value method. In accordance with SFAS 123(R), we recognize the compensation cost of employee stock-based awards granted subsequent to June 30, 2006 in the statement of operations using the straight-line method over the vesting period of the award.

The following table sets forth the total stock-based compensation expense included in the related financial statement line items:

	Fiscal Year Ended June 30,			Six Months Ended December 31,
	2007	2008	2009	2008	2009
	(In thousands)

Cost of revenue	$416	$1,112	$1,916	$1,007	$1,490
Product development	75	443	669	318	884
Sales and marketing	226	581	1,761	897	1,341
General and administrative	1,354	1,086	1,827	688	3,378

Total	$2,071	$3,222	$6,173	$2,910	$7,093

We estimated the fair value of each option granted using the Black-Scholes option-pricing method using the following assumptions for the periods presented in the table below:

				Six Months Ended
	Fiscal Year Ended June 30,			December 31,
	2007	2008	2009	2008	2009

Weighted average stock price volatility	48%	52%	62%	60%	68%
Expected term (in years)	4.6 - 6.1	4.6	4.6	4.6	4.6
Expected dividend yield	—	—	—	—	—
Risk-free interest rate	4.6% - 4.9%	2.8% - 4.5%	1.8% - 3.1%	2.18% - 3.11%	2.25% - 2.47%

As of each stock option grant date, we considered the fair value of the underlying common stock, determined as described below, in order to establish the options exercise price.

As there has been no public market for our common stock prior to this offering, and therefore a lack of company-specific historical and implied volatility data, we have determined the share price volatility for options granted based on an analysis of reported data for a peer group of companies that granted options with substantially similar terms. The expected volatility of options granted has been determined using an average of the historical volatility measures of this peer group of companies for a period equal to the expected life of the option. We intend to continue to consistently apply this process using the same or similar entities until a sufficient amount of historical information regarding the volatility of our own share price becomes available, or unless circumstances change such that the identified entities are no longer similar to us. In this latter case, more suitable entities whose share prices are publicly available would be utilized in the calculation.

The expected life of options granted has been determined utilizing the “simplified” method as prescribed by the SEC’s Staff Accounting Bulletin, or SAB, No. 107, Share-Based Payment, or SAB 107. The risk-free interest rate is based on a daily treasury yield curve rate whose term is consistent with the expected life of the stock options. We have not paid and do not anticipate paying cash dividends on our shares of common stock; therefore, the expected dividend yield is assumed to be zero.

In addition, SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates, whereas SFAS 123 permitted companies to record forfeitures based on actual forfeitures. We apply an estimated forfeiture rate based on our historical forfeiture experience.

Since the beginning of fiscal year 2007 through December 31, 2009, we granted stock options with exercise prices as follows:

			Common Stock Fair
			Value per Share
	Number of Shares		for Financial
	Underlying Options	Exercise Price	Reporting Purposes at	SFAS 123R
Grant Dates	Granted	per Share	Grant Date	Fair Value

July 20, 2006	88,100	$9.01	$9.01	$428,034
September 28, 2006	133,794	9.40	9.40	678,175
December 1, 2006	713,000	9.40	9.40	3,590,525
January 31, 2007(1)	165,000	10.34	9.40	831,617
January 31, 2007	81,550	9.40	9.40	391,412
March 23, 2007	35,100	9.40	9.40	176,908
May 31, 2007	1,161,400	10.28	10.28	5,226,881
September 27, 2007	116,700	10.28	10.28	560,720
January 30, 2008	729,200	10.28	10.28	3,330,840
April 25, 2008	469,500	10.28	10.28	2,365,294
July 25, 2008	1,780,600	10.28	10.28	9,554,343
October 2, 2008	277,900	10.28	10.28	1,385,081
January 28, 2009	331,800	9.01	9.01	1,686,738
April 29, 2009	184,800	9.01	9.01	957,467
August 7, 2009	1,875,050	9.01	13.93	17,716,410
August 7, 2009(1)	87,705	9.91	13.93	805,939
October 6, 2009	210,600	11.08	16.88	2,505,529
November 17, 2009	1,080,500	19.00	19.00	10,159,077

(1)	Options granted with an exercise price per share equal to 110% of the fair market value of one share of our common stock, as determined by our board of directors on the date of grant.

We have historically granted stock options at exercise prices equal to or greater than the fair market value as determined by our board of directors on the date of grant, with input from management. Because our common stock is not publicly traded, our board of directors exercises significant judgment in determining the fair value of our common stock on the date of grant based on a number of objective and subjective factors. Factors considered by our board of directors included:

•	company performance, our growth rate and financial condition at the approximate time of the option grant;

•	the value of companies that we consider peers based on a number of factors including, but not limited to, similarity to us with respect to industry, business model, stage of growth, financial risk or other factors;

•	changes in the company and our prospects since the last time the board approved option grants and made a determination of fair value;

•	amounts recently paid by investors for our common stock and convertible preferred stock in arm’s-length transactions with stockholders;

•	the rights, preferences and privileges of preferred stock relative to those of our common stock;

•	future financial projections; and

•	valuations completed in conjunction with, and at the time of, each option grant.

We prepared contemporaneous valuations at each of the grant dates consistent with the method outlined in the AICPA Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, for all option grant dates in fiscal years 2008 and 2009 and the six months ended December 31, 2009. The methodology we used derived equity values utilizing a probability-weighted expected return method, or PWERM, that weighs various potential liquidity outcomes with each outcome assigned a probability to arrive at the weighted equity value. For each of the possible events, a range of future equity values is estimated, based on the market, income or cost approaches and over a range of possible event dates, all plus or minus a standard deviation for value and timing. The timing of these events is based on discussion with our management. For each future equity value scenario, the rights and preferences of each stockholder class are considered in order to determine the appropriate allocation of value to common shares. The value of each common share is then multiplied by a discount factor derived from the calculated discount rate and the expected timing of the event (plus or minus a standard deviation of time). The value per common share is then multiplied by an estimated probability for each of the possible events based on discussion with our management. The calculated value per common share under each scenario is then discounted for a lack of marketability. A probability-weighted value per share of common stock is then determined. Under the PWERM, the value of our common stock is estimated based upon an analysis of values for our common stock assuming the following various possible future events for the company:

•	initial public offering;

•	strategic merger or sale;

•	dissolution/no value to common stockholders; and

•	remaining a private company.

When using the PWERM, a market-comparable approach, an income approach and a cost approach were used to estimate our aggregate enterprise value at each valuation date. The market-comparable approach estimates the fair market value of a company by applying market multiples of publicly-traded firms in the same or similar lines of business to the results and projected results of the company being valued. When choosing the market-comparable companies to be used for the market-comparable approach, we focused on companies operating within the online marketing and lead generation space. The comparable companies remained largely unchanged during the valuation process. The income approach involves applying an appropriate risk-adjusted discount rate to projected debt free cash flows, based on forecasted revenue and costs. The cost approach involves identifying a company’s significant tangible assets, estimating the individual current market values of each and then totaling them to derive the value of the business as a whole. We used the cost approach method under an assumption of dissolution.

We also prepared financial forecasts for each valuation report date used in the computation of the enterprise value for both the market-comparable approach and the income approach. The financial forecasts were based on assumed revenue growth rates that took into account our past experience and contemporaneous future expectations. The risks associated with achieving these forecasts were assessed in selecting the appropriate cost of capital, which ranged from 15% to 17%.

We have performed these valuations since December 2003.

As an additional indicator of fair value, we note in the individual valuation discussions below pricing of all sales of our common stock for transactions occurring during the quarter of the respective grant dates. Over the past several years, a number of investors have purchased, or attempted to purchase, shares from employees, former employees and other stockholders. In some instances, we have exercised our right of first refusal with regard to such proposed purchases and, accordingly, purchased the shares for the price proposed by the investors, and in other instances, we have chosen not to exercise our right of first refusal and have permitted the proposed buyers to complete the transactions with the sellers on the terms disclosed to us.

While these transactions were not consummated in a highly liquid market, we do believe that the transactions provide an additional indicator of fair value based on the volume and number of buyers. These transaction prices have indicated, as additional support to our valuation analyses, that we have not historically determined fair market values below the indications of value for transactions in our common stock.

Discussion of specific valuation inputs from July 2008 through November 2009

July 25, 2008.  On July 25, 2008, our board of directors determined a fair value of our common stock of $10.28 per share, based on the factors described above as well as a contemporaneous valuation report dated July 17, 2008. The valuation used a risk-adjusted discount of 16%, a non-marketability discount of 23.4% and an estimated time to an initial public offering or a strategic merger or sale of greater than 12 months. The expected outcomes were weighted 50% toward an initial public offering, 30% towards a strategic merger or sale, 18% towards remaining a private company and 2% towards a liquidation scenario. This valuation indicated a fair value of $9.42 per share for our common stock. We determined to set the fair value per share of our common stock at $10.28 per share as of July 25, 2008, above the $9.42 per share valuation as of July 17, 2008, since these valuations by their nature involve estimates and judgments and, in our opinion, the relatively small difference did not justify reducing the fair market value determination for our common stock. During the three months ended September 30, 2008, we exercised our right of first refusal to repurchase 115,275 shares of common stock at an average price of $8.47, with a low price of $8.00 and a high price of $8.60. During this same period, we chose not to exercise our right of first refusal for transactions totaling 30,000 shares of common stock at an average price of $8.75, with a low price of $8.50 and a high price of $9.00.

October 2, 2008.  On October 2, 2008, our board of directors determined a fair value of our common stock of $10.28 per share, based on the factors described above as well as a contemporaneous valuation report dated September 24, 2008. The valuation used a risk-adjusted discount of 16%, a non-marketability discount of 26.8%, an estimated time to an initial public offering of greater than 12 months and an estimated time to a strategic merger or sale of less than 12 months. The expected outcomes were weighted 50% toward an initial public offering, 30% towards a strategic merger or sale, 18% towards remaining a private company and 2% towards a liquidation scenario. This valuation indicated a fair value of $9.94 per share for our common stock. We determined to set the fair value per share of our common stock at $10.28 per share as of October 2, 2008, above the $9.94 per share valuation as of September 24, 2008, since these valuations by their nature involve estimates and judgments and, in our opinion, the relatively small difference did not justify reducing the fair market value determination for our common stock. During the three months ended December 31, 2009, we exercised our right of first refusal to repurchase 8,000 shares of common stock at a price of $8.50. During this same period, we chose not to exercise our right of first refusal for transactions totaling 57,000 shares of common stock at a price of $8.50.

January 28, 2009.  On January 28, 2008, our board of directors determined a fair value of our common stock of $9.01 per share, based on the factors described above as well as a contemporaneous valuation report dated December 31, 2008. The valuation used a risk-adjusted discount of 15%, a non-marketability discount of 25%, an estimated time to an initial public offering of 12 months and an estimated time to a strategic merger or sale of more than 12 months. The expected outcomes were weighted 50% toward an initial public offering, 30% towards a strategic merger or sale, 18% towards remaining a private company and 2% towards a liquidation scenario. This valuation indicated a fair value of $9.01 per share for our common stock. During the three months ended March 30, 2009, we exercised our right of first refusal to repurchase 40,000 shares of common stock at an average price of $7.31, with a low price of $6.25 and a high price of $8.00. During this same period, there were no transactions in our stock in which we chose not to exercise our right of first refusal.

April 29, 2009.  On April 29, 2009, our board of directors determined a fair value of our common stock of $9.01 per share, based on the factors described above as well as a contemporaneous valuation report dated March 31, 2009. The valuation used a risk-adjusted discount of 15%, a non-marketability discount of 20%, an estimated time to an initial public offering of more than 12 months and an estimated time to a strategic merger or sale of more than 12 months. The expected outcomes were weighted 50% toward an initial public offering, 30% towards a strategic merger or sale, 18% towards remaining a private company and 2% towards a liquidation scenario. This valuation indicated a fair value of $8.29 per share for our common stock. We determined to set the fair value per share of our common stock at $9.01 per share as of April 29, 2009, above the $8.29 per share valuation as of March 31, 2009, since these valuations by their nature involve estimates and judgments and, in our opinion, the relatively small difference did not justify reducing the fair market value determination for our common stock. During the three months ended June 30, 2009, we did not exercise our right of first refusal to repurchase any common stock. During this same period, we chose not to exercise our right of first refusal for transactions totaling 30,000 shares of common stock at a price of $8.00.

August 7, 2009.  On August 7, 2009, our board of directors determined a fair value of our common stock of $9.01 per share, based on the factors described above as well as a contemporaneous valuation report dated June 30, 2009. The valuation used a risk-adjusted discount of 15%, a non-marketability discount of 20%, an estimated time to an initial public offering of more than 12 months and an estimated time to a strategic merger or sale of more than 12 months. The expected outcomes were weighted 50% toward an initial public offering, 30% towards a strategic merger or sale, 18% towards remaining a private company and 2% towards a liquidation scenario. This valuation indicated a fair value of $9.00 per share for our common stock. During the three months ended September 30, 2009, we exercised our right of first refusal to repurchase 71,895 shares of common stock at an average price of $8.03, with a low price of $7.00 and a high price of $8.80. During this same period, we chose not to exercise our right of first refusal for transactions totaling 144,583 shares of common stock at an average price of $8.09, with a low price of $8.00 and a high price of $8.50.

Prior to the issuance of our financial statements for the three month period ended September 30, 2009 in connection with the initial filing of our registration statement on Form S-1, we decided to revise our estimate of fair value of our common stock as of August 7, 2009. In reassessing the estimate of fair value of our common stock, we considered the preliminary estimated valuation range communicated by our underwriters as well as the results of our contemporaneous valuation performed on November 17, 2009, immediately prior to the initial filing of our registration statement on Form S-1. The revised fair value as of August 7, 2009 was derived based on a linear increase of our valuation between April 29, 2008 (date of our last fair value determination prior to issuance of our audited financial statements) and November 17, 2009 (date of our initial filing of our registration statement on Form S-1). We also compared the results of the calculation described above with an estimate of fair value as of August 7, 2009 based on the estimated fair value at November 17, 2009 adjusted for the increase of the NASDAQ composite index between these two dates, and noted no material differences. As a result of reassessing the fair value of our common stock, we expect to record additional compensation expense, excluding the effect of forfeitures, of $8.1 million, of which $0.4 million was recorded in our financial statements for the three months ended September 30, 2009.

October 6, 2009.  On October 6, 2009, our board of directors determined a fair value of our common stock of $11.08 per share, based on the factors described above as well as a contemporaneous valuation report dated September 15, 2009. The valuation used a risk-adjusted discount of 15%, a non-marketability discount of 15%, an estimated time to an initial public offering of less than 9 months and an estimated time to a strategic merger or sale of more than 12 months. The expected outcomes were weighted 50% toward an initial public offering, 30% towards a strategic merger or sale, 18% towards remaining a private company and 2% towards a liquidation scenario. This valuation indicated a fair value of $11.08 per share for our common stock. Consistent with our August 7, 2009 grant, we reassessed the fair value of our common stock as of October 6, 2009. Given the relatively immaterial number of shares issued, we derived the revised estimate of fair value of $16.88 as of October 6, 2009 assuming a linear increase of our valuation between April 29, 2009 and November 17, 2009. We expect to record compensation expense associated with the October 6, 2009 grants of $997,000 through the end of fiscal year 2010.

Significant events occurring between the October 6, 2009 and November 17, 2009 grants.  Subsequent to the October 6, 2009 board of directors meeting, we initiated a process to evaluate underwriters for a potential initial public offering. On November 2, 2009, our board of directors approved management’s recommendation of an underwriting group and its recommendation to attempt an initial public offering on an accelerated time line. On November 5, 2009, management, the underwriters, Qatalyst Partners, our independent registered public accounting firm and external legal counsel for the company and the underwriters held an “organizational” meeting to formally begin the initial public offering process and the process of underwriter “due diligence.”

November 17, 2009.  On November 17, 2009, our board of directors determined a fair value of our common stock of $19.00 per share, based on a contemporaneous valuation report dated October 31, 2009 and the preliminary estimated valuation range communicated by our underwriters. The valuation used a risk-adjusted discount of 15%, a non-marketability discount of 5%, an estimated time to an initial public offering of less than 4 months and an estimated time to a strategic merger or sale of more than 12 months. The expected outcomes were weighted 80% toward an initial public offering, 10% towards a strategic merger or sale and 10% towards remaining a private company. This valuation indicated a fair value of $17.87 per share for our common stock. We determined the fair value per share of our common stock to be $19.00 as of November 17, 2009, which was higher than the $17.87 per share value indicated by our valuation analysis as of October 31, 2009, based upon preliminary indications of potential pricing ranges for our initial public offering. We expect to record compensation expense associated with the November 17, 2009 grants of $3.4 million through the end of fiscal year 2010.

Based on the initial public offering price of $15.00 per share, the fair value of the options outstanding at December 31, 2009 was $108 million, of which $58 million related to vested options and $50 million related to unvested options.

Recoverability of Intangible Assets, Including Goodwill

Intangible assets consist primarily of content, domain names, customer and publisher relationships, non-compete agreements, and other intangible assets. Intangible assets acquired in a business combination are measured at fair value at the date of acquisition. We amortize all intangible assets on a straight line basis over their expected lives. As of June 30, 2009 and December 31, 2009, we had $106.7 million and $139.3 million of goodwill, respectively, and $34.0 million and $49.2 million of other intangible assets, respectively, with estimable useful lives on our consolidated balance sheets.

We review our indefinite-lived intangible assets for impairment at least annually or as indicators of impairment exist based on comparing the fair value of the asset to the carrying value of the asset. Goodwill is currently our only indefinite-lived intangible asset. We perform our annual goodwill impairment test in the fourth quarter for each of our DMS and DSS reporting units. Our goodwill impairment test requires the use of fair-value techniques, which are inherently subjective.

We performed our goodwill impairment test on our DMS reporting unit by comparing the fair value of the business enterprise as adjusted for the value of the DSS reporting unit to its carrying value. The business enterprise value as a whole calculated on April 20, 2009 for our goodwill impairment test in the fourth quarter of 2009 differs from the implied market capitalization based on the fair value of an individual share of our common stock used for granting stock options as March 31, 2009, as described below under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Estimates — Stock-Based Compensation,” because the business enterprise value is the estimated value that would be received for the sale of the company as a whole in an orderly transaction between market participants, whereas the estimated value used to determine the fair value of an individual share of common stock was determined on the basis of a non-marketable minority share of a non-public company. The calculation of the non-marketable minority interest of an individual share takes into consideration interest bearing debt, the fair value of stock options issued, shares outstanding and a marketability discount on common stock that is not freely tradable in a public market. Fair value of our DSS reporting unit was estimated in April 2009 using the income approach. Under the income approach, we calculated the fair value of our DSS reporting unit based on the present value of estimated future cash flows.

The valuation of goodwill could be affected if actual results differ substantially from our estimates. Circumstances that could affect the valuation of goodwill include, among other things, a significant change in our business climate and buying habits of our subscriber base along with increased costs to provide systems and technologies required to support our content and search capabilities. Based on our analysis in the fourth quarter of 2009, no impairment of goodwill was indicated. We have determined that a 10% change in our cash flow assumptions or a marginal change in our discount rate as of the date of our most recent goodwill impairment test would not have changed the outcome of the test.

We evaluate the recoverability of our long-lived assets in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets, or SFAS 144. SFAS 144 requires recognition of impairment of long-lived assets in the event that the net book value of such assets exceeds the future undiscounted net cash flows attributable to such assets. In accordance with SFAS 144, we recognize impairment, if any, in the period of identification to the extent the carrying amount of an asset exceeds the fair value of such asset. Based on our analysis, no impairment was recorded in fiscal year 2009.

Results of Operations

The following table sets forth our consolidated statement of operations for the periods indicated:

							Six Months
	Fiscal Year Ended June 30,						Ended December 31,
	2007		2008		2009		2008		2009
	(In thousands)

Net revenue	$167,370	100.0%	$192,030	100.0%	$260,527	100.0%	$122,913	100.0%	$155,515	100.0%
Cost of revenue(1)	108,945	65.1	130,869	68.2	181,593	69.7	88,250	71.8	111,604	71.8

Gross profit	58,425	34.9	61,161	31.8	78,934	30.3	34,663	28.2	43,911	28.2
Operating expenses:(1)
Product development	14,094	8.4	14,051	7.3	14,887	5.7	7,480	6.1	9,209	5.9
Sales and marketing	8,487	5.1	12,409	6.5	16,154	6.2	8,423	6.9	7,615	4.9
General and administrative	11,440	6.8	13,371	7.0	13,172	5.1	6,907	5.6	9,644	6.2

Operating income	24,404	14.6	21,330	11.1	34,721	13.3	11,853	9.6	17,443	11.2

Interest income	1,905	1.1	1,482	0.8	245	0.1	177	0.1	17	—
Interest expense	(732)	(0.4)	(1,214)	(0.6)	(3,544)	(1.4)	(1,870)	(1.5)	(1,629)	(1.0)
Other income (expense), net	(139)	(0.1)	145	0.1	(239)	(0.1)	(240)	(0.2)	285	0.2

Income before income taxes	25,438	15.2	21,743	11.3	31,183	12.0	9,920	8.1	16,116	10.4
Provision for income taxes	(9,828)	(5.9)	(8,876)	(4.6)	(13,909)	(5.3)	(4,266)	(3.5)	(7,193)	(4.6)

Net income	$15,610	9.3%	$12,867	6.7%	$17,274	6.6%	$5,654	4.6%	$8,923	5.7%

(1)	Includes stock-based compensation expense as follows:

Cost of revenue	$416	0.2%	$1,112	0.6%	$1,916	0.7%	$1,007	0.8%	$1,490	1.0%
Product development	75	0.0	443	0.2	669	0.3	318	0.3	884	0.6
Sales and marketing	226	0.1	581	0.3	1,761	0.7	897	0.7	1,341	0.9
General and administrative	1,354	0.8	1,086	0.6	1,827	0.7	688	0.6	3,378	2.2

Six Months Ended December 31, 2008 and 2009

Net Revenue

	Six Months Ended
	December 31,		2008-2009
	2008	2009	% Change
	(In thousands)

Net revenue	$122,913	$155,515	27%
Cost of revenue	88,250	111,604	26%

Net revenue increased $32.6 million, or 27%, from the six months ended December 31, 2008 to the six months ended December 31, 2009. Substantially all of this increase was attributable to an increase in net revenue from our financial services client vertical and, to a lesser extent, our education client vertical. Financial services client vertical net revenue increased from $33.1 million in the six months ended December 31, 2008 to $63.5 million in the corresponding 2009 period, an increase of $30.4 million, or 92%. The increase in financial services client vertical net revenue was driven by lead and click volume increases at relatively steady prices. Our education client vertical net revenue increased from $73.4 million in the six months ended December 31, 2008 to $76.8 million in the corresponding 2009 period, an increase of $3.4 million, or 5%, due to lead volume increases. Our other client verticals’ net revenue declined from $14.8 million in the six months ended December 31, 2008 to $14.1 million in the corresponding 2009 period, a decline of $703,000, or 5%, due primarily to a decline in our home services client vertical due to both a challenging economic environment and lack of available consumer credit. The decline in our other client verticals’ net revenue was partially offset by increases in our healthcare and B2B client verticals’ net revenue due to acquisitions of online publishing businesses within each of our healthcare and B2B client verticals.

Cost of Revenue

Cost of revenue increased $23.4 million, or 26%, from the six months ended December 31, 2008 to the six months ended December 31, 2009. The increase in cost of revenue was driven by a $19.2 million increase in media costs due to lead and click volume increases. Gross margin, which is the difference between net revenue and cost of revenue as a percentage of net revenue, remained flat at 28.2% in both the six months ended December 31, 2008 and the six months ended December 31, 2009.

Operating Expenses

	Six Months Ended
	December 31,		2008-2009%
	2008	2009	Change
	(In thousands)

Product development	$7,480	$9,209	23%
Sales and marketing	8,423	7,615	(10)%
General and administrative	6,907	9,644	40%

Operating expenses	$22,810	$26,468	16%

Product Development Expenses

Product development expenses increased $1.7 million, or 23%, from the six months ended December 31, 2008 to the six months ended December 31, 2009. The increase is attributable to increased performance bonuses and compensation expense of $782,000 from the six months ended December 31, 2008 to the corresponding 2009 period, increased stock-based compensation expense of $566,000 and an increase in professional services fees of $239,000 associated with the development of our technology platforms. The increase in performance bonuses and compensation expense is due to salary increases in the six months ended December 31, 2009 as compared to the corresponding 2008 period.

Sales and Marketing Expenses

Sales and marketing expenses declined $808,000, or 10%, from the six months ended December 31, 2008 to the six months ended December 31, 2009. The decline is due to a 23% decrease in our sales and marketing headcount and related compensation expense of $1.2 million, partially offset by increased stock-based compensation expense of $444,000. The decline in headcount and related compensation expense is driven by a reduction in workforce in the third quarter of fiscal year 2009.

General and Administrative Expenses

General and administrative expenses increased $2.7 million, or 40%, from the six months ended December 31, 2008 to the six months ended December 31, 2009. The increase is driven by an increase in stock-based compensation expense of $2.7 million due to the increase in fair value of our common stock and the grant of fully-vested options to certain members of our board of directors. Our legal expense declined $698,000, or 43%, from the six months ended December 31, 2008 to the corresponding 2009 period due to the settlement of an ongoing legal matter in the fourth quarter of fiscal year 2009. The decline in legal expense was entirely offset by a 6% increase in general and administrative headcount and related compensation expense of $296,000, increased direct business acquisition costs of $256,000 and various smaller increases in general and administrative expenses.

Interest and Other Income (Expense), Net

	Six Months Ended
	December 31,		2008-2009%
	2008	2009	Change
	(In thousands)

Interest income	$177	$17	(90)%
Interest expense	(1,870)	(1,629)	(13)%
Other income (expense), net	(240)	285	(219)%

	$(1,933)	$(1,327)	(31)%

Interest and other income (expense), net declined $606,000, or 31%, from the six months ended December 31, 2008, to the six months ended December 31, 2009. Other income (expense), net increased $525,000, or 219%, from the six months ended December 31, 2008 to the corresponding 2009 period due to a legal settlement payment received in the three months ended December 31, 2009, as well as foreign exchange gains recorded in connection with the weakening of the U.S. dollar against the Canadian dollar. The decline in interest expense is attributable to a decline in average interest rates on our credit facility and the decrease in interest income is due to a decline in our invested cash balances.

Provision for Taxes

	Six Months Ended
	December 31,
	2008	2009
	(In thousands)

Provision for taxes	$4,266	$7,193
Effective tax rate	43.0%	44.6%

The increase in our effective tax rate from the six months ended December 31, 2008 to the six months ended December 31, 2009 was driven by an increase in non-deductible stock-based compensation expense and, to a lesser extent, due to the reinstatement of research and development tax credits and the corresponding benefit received in the six months ended December 31, 2008.

Comparison of Fiscal Years Ended June 30, 2007, 2008 and 2009

Net Revenue

	Fiscal Year Ended June 30,			2007-2008	2008-2009
	2007	2008	2009	% Change	% Change
	(In thousands)

Net revenue	$167,370	$192,030	$260,527	15%	36%
Cost of revenue	108,945	130,869	181,593	20%	39%

Net revenue increased $68.5 million, or 36%, from fiscal year 2008 to fiscal year 2009, attributable primarily to an increase in our financial services and education client verticals, offset in part by a decline in our DSS business. Financial services client vertical net revenue increased from $21.9 million in fiscal year 2008 to $79.7 million in fiscal year 2009, an increase of $57.8 million, or 264%. Revenue growth in our financial services client vertical was driven by lead and click volume increases at relatively steady prices and the full effect of the acquisition of SureHits in the fourth quarter of fiscal year 2008. Our education client vertical net revenue increased from $142.2 million in fiscal year 2008 to $151.4 million in fiscal year 2009, an increase of $9.1 million, or 6%, half due to lead volume increases and half due to pricing increases. Our other client verticals’ net revenue increased from $24.3 million in fiscal year 2008 to $26.3 million in fiscal year 2009, an increase of $2.0 million, or 8%, due primarily to the full effect of the acquisition of the assets of Vendorseek L.L.C., within our B2B client vertical in the fourth quarter of fiscal year 2008. The revenue increase in our other client verticals was partially offset by declines in our home services client vertical due to both a challenging economic environment and lack of available consumer credit.

Net revenue increased $24.7 million, or 15%, from fiscal year 2007 to fiscal year 2008, attributable primarily to increases in our education, financial services and other client verticals, partially offset by declines in our DSS business. Education client vertical net revenue increased from $131.0 million to $142.2 million, an increase of $11.2 million, or 9%, due to lead volume increases at relatively steady prices. Financial services client vertical net revenue increased from $12.2 million to $21.9 million, an increase of $9.7 million, or 80%. Revenue growth in our financial services client vertical was driven by the acquisition of SureHits in the fourth quarter of fiscal year 2008. Net revenue from our other client verticals increased from $16.6 million in fiscal year 2007 to $24.3 million in fiscal year 2008, an increase of $7.7 million, or 46%, due to a $6.0 million increase in our home services client vertical primarily resulting from the acquisition of ReliableRemodeler in the third quarter of fiscal year 2008 and, to a lesser extent, organic growth.

Cost of Revenue

Cost of revenue increased $50.7 million, or 39%, from fiscal year 2008 to fiscal year 2009, driven by a $43.3 million increase in media costs due to lead and click volume increases and, to a lesser extent, increased amortization of acquisition-related intangible assets of $4.2 million resulting from acquisitions in fiscal years 2008 and 2009. Our gross margin declined from 31.8% in fiscal year 2008 to 30.3% in fiscal year 2009 due primarily to the acquisition of SureHits, which is characterized by lower gross margins.

Cost of revenue increased $21.9 million, or 20%, from fiscal year 2007 to fiscal year 2008, driven by a $14.0 million increase in media costs due to lead volume increases and, to a lesser extent, increased personnel costs of $2.7 million due to an 11% increase in average headcount and related compensation expense increases, as well as increased amortization of acquisition-related intangible assets resulting from acquisitions in fiscal year 2008. Gross margin declined from 34.9% in fiscal year 2007 to 31.8% in fiscal year 2008 due to increases in both the above mentioned headcount and related compensation expense (including stock-based compensation expense), as well as increases in fixed costs, and increased amortization of acquired intangible assets associated with acquisitions during fiscal year 2008.

Operating Expenses

	Fiscal Year Ended June 30,			2007-2008	2008-2009
	2007	2008	2009	% Change	% Change
	(In thousands)

Product development	$14,094	$14,051	$14,887	—	6%
Sales and marketing	8,487	12,409	16,154	46%	30%
General and administrative	11,440	13,371	13,172	17%	(1)%

Operating expenses	$34,021	$39,831	$44,213	17%	11%

Product Development Expenses

Product development expenses increased $836,000, or 6%, from fiscal year 2008 to fiscal year 2009, due to increased management performance bonuses and increased stock-based compensation expense. The increased management performance bonuses were paid in connection with our achievement of specified financial metrics during fiscal year 2009 that were not achieved in the corresponding prior year period, as well as an increase in the number of individuals eligible for such bonuses. The increase in product development expenses was partially offset by a reduction in workforce in the third quarter of fiscal year 2009. Product development expenses remained flat from fiscal year 2007 to fiscal year 2008.

Sales and Marketing Expenses

Sales and marketing expenses increased $3.7 million, or 30%, from fiscal year 2008 to fiscal year 2009, due to increased stock-based compensation expense of $1.2 million, increased personnel costs of $888,000, increased consulting fees of $340,000, increased advertising and marketing expenses associated with marketing campaigns of $331,000 and increased depreciation and amortization of $193,000. The increase in personnel costs was due to an 18% increase in average headcount and related compensation expenses driven by the acquisition of ReliableRemodeler in the third quarter of fiscal year 2008. Increased consulting, advertising and marketing expenses was due to overall increases in sales and marketing activities associated with the increased volume of business in fiscal year 2009 as compared to the prior year period. The increase was partially offset by a reduction in workforce in the third quarter of fiscal year 2009.

Sales and marketing expenses increased $3.9 million, or 46%, from fiscal year 2007 to fiscal year 2008, due to increased personnel costs of $3.9 million driven by a 47% increase in average headcount and a one-time payout of a management retention bonus in the second quarter of fiscal year 2008, and, to a lesser extent, increased stock-based compensation expense. The increase in personnel costs was driven by the acquisition of ReliableRemodeler in the third quarter of fiscal year 2008.

General and Administrative Expenses

General and administrative expenses remained relatively flat in fiscal year 2009 compared to fiscal year 2008. The slight decline consisted of a decrease in legal expenses of $987,000, partially offset by an increase in stock-based compensation expense of $741,000. The decline in legal expenses is attributable to a decrease in expenses related to an ongoing legal matter which was settled prior to the fourth quarter of fiscal year 2009. In connection with the settlement, we paid a one-time, non-refundable fee of $850,000. We recognized an intangible asset of $226,000 related to the estimated fair value of the license and expensed the remaining $624,000 as a settlement expense.

General and administrative expenses increased $1.9 million, or 17%, from fiscal year 2007 to fiscal year 2008. The increase was driven by increased legal fees of $973,000 associated with the legal matter discussed above, increased personnel costs of $1.2 million due to a 6% increase in average headcount and a one-time payout of management retention bonuses in the second quarter of fiscal year 2008.

Interest and Other Income (Expense), Net

	Fiscal Year Ended June 30,			2007-2008	2008-2009
	2007	2008	2009	% Change	% Change
	(In thousands)

Interest income	$1,905	$1,482	$245	(22)%	(83)%
Interest expense	(732)	(1,214)	(3,544)	66%	192%
Other income (expense), net	(139)	145	(239)	(204)%	(265)%

Interest and other income (expense), net	$1,034	$413	$(3,538)	(60)%	(957)%

Interest and other income (expense), net declined $4.0 million from fiscal year 2008 to fiscal year 2009 due to increased interest expense, lowered interest income and foreign currency losses. The increase in interest expense is due to an increase in non-cash imputed interest on acquisition-related notes payable and a draw down on our credit facilities. Decreased interest income is due to a decline in our invested cash balances. The decline in other income (expense), net was due to foreign currency losses driven by weakening of the Canadian dollar against the U.S. dollar.

Interest and other income (expense), net declined $621,000 from fiscal year 2007 to fiscal year 2008 due to increased non-cash imputed interest expense associated with an increase in acquisition-related notes payable and the draw down on our credit facilities, reduced interest income due to lower average investment balances and declining average interest rates. The increase in other income (expense), net relates to a change in the functional currency of one of our subsidiaries and the resulting reclassification of an unrealized currency translation gain from other comprehensive income to other income (expense), net.

Provision for Taxes

	Fiscal Year Ended June 30,
	2007	2008	2009
	(In thousands)

Provision for taxes	$9,828	$8,876	$13,909
Effective tax rate	38.6%	40.8%	44.6%

The increase in our effective tax rate from fiscal year 2008 to fiscal year 2009 was impacted by increased state income tax expense in connection with our acquisitions of businesses in various jurisdictions within the U.S. in which we did not previously have a presence and, to a lesser extent, increased foreign income taxes and non-deductible stock-based compensation expense. The increase in our effective tax rate was partially offset by increased research and development tax credits recorded in connection with the “Emergency Economic Stabilization Act of 2008,” or the Act. On October 3, 2008, the Act, which contains the “Tax Extenders and Alternative Minimum Tax Relief Act of 2008” was signed into law. Under the Act, the research credit was retroactively extended for amounts paid or incurred after December 31, 2007 and before January 1, 2010.

The increase in our effective tax rate from fiscal year 2007 to fiscal year 2008 was due to increased non-deductible stock-based compensation expense and a decline in federal research and development tax credits in fiscal year 2008 due to the expiration of research and development credit laws in December 31, 2007.

Quarterly Results of Operations

The following table sets forth our unaudited quarterly consolidated statements of operations data for fiscal year 2008, fiscal year 2009 and the first half of fiscal year 2010. We have prepared the statements of operations for each of these quarters on the same basis as the audited consolidated financial statements included elsewhere in this prospectus and, in the opinion of the management, each statement of operation includes all adjustments, consisting solely of normal recurring adjustments, necessary for the fair statement of the results of operations for these periods. This information should be read in conjunction with the audited consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for any future period.

	Three Months Ended
	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,
	2007	2007	2008	2008	2008	2008	2009	2009	2009	2009
	(In thousands)

Net revenue	$44,383	$40,806	$49,739	$57,102	$63,678	$59,235	$69,813	$67,801	$78,552	$76,963
Cost of revenue	30,551	28,623	32,840	38,855	45,281	42,969	46,780	46,563	55,047	56,557
Gross profit	13,832	12,183	16,899	18,247	18,397	16,266	23,033	21,238	23,505	20,406
Operating expenses:
Product development	3,696	3,524	3,355	3,476	3,757	3,723	3,512	3,895	4,470	4,739
Sales and marketing	1,952	4,122	2,948	3,387	4,259	4,164	3,594	4,137	3,625	3,990
General and administrative	3,542	3,217	3,242	3,370	3,736	3,171	2,865	3,400	3,441	6,203
Operating income	4,642	1,320	7,354	8,014	6,645	5,208	13,062	9,806	11,969	5,474
Interest income	546	489	282	165	90	87	44	24	9	8
Interest expense	(164)	(143)	(242)	(665)	(763)	(1,107)	(879)	(795)	(748)	(881)
Other income (expense), net	(13)	10	74	74	51	(291)	(16)	17	120	165
Income before income taxes	5,011	1,676	7,468	7,588	6,023	3,897	12,211	9,052	11,350	4,766
Provision for taxes	(2,123)	(750)	(2,799)	(3,204)	(2,719)	(1,547)	(5,818)	(3,825)	(4,837)	(2,356)
Net income	$2,888	$926	$4,669	$4,384	$3,304	$2,350	$6,393	$5,227	$6,513	$2,410

Other data:
Adjusted EBITDA	$8,420	$4,424	$10,335	$13,100	$12,157	$10,956	$18,571	$15,188	$18,150	$14,989

Quarterly Revenue Trends

Our quarterly net revenue decreased $3.6 million, or 8%, from $44.4 million for the three months ended September 30, 2007 to $40.8 million for the three months ended December 31, 2007. For these respective periods, our education client vertical revenue decreased by $1.9 million due to seasonality; our financial services client vertical revenue decreased by $501,000; our other client verticals revenue decreased by $1.2 million due to a decrease in revenue from our home services client vertical; and our DSS business revenue was flat.

Our quarterly net revenue increased $8.9 million, or 22%, from $40.8 million for the three months ended December 31, 2007 to $49.7 million for the three months ended March 31, 2008. For these respective periods, our education client vertical revenue increased by $4.4 million due to seasonality; our financial services client vertical revenue increased by $1.1 million due to organic growth; our other client verticals revenue increased by $3.5 million due to growth in our home services client vertical as a result of the acquisition of Reliable Remodeler and organic growth; and our DSS business revenue was flat.

Our quarterly net revenue increased $7.4 million, or 15%, from $49.7 million for the three months ended March 31, 2008 to $57.1 million for the three months ended June 30, 2008. For these respective periods, our education client vertical revenue decreased by $193,000; our financial services client vertical revenue increased by $6.4 million due to the acquisition of SureHits and organic growth; our other client verticals revenue increased by $1.2 million due to growth in our home services client vertical as a result of the acquisition of ReliableRemodeler; and our DSS business revenue was flat.

Our quarterly net revenue increased $6.6 million, or 12%, from $57.1 million for the three months ended June 30, 2008 to $63.7 million for the three months ended September 30, 2008. For these respective periods, our education client vertical revenue increased by $2.2 million due to organic growth; our financial services client vertical revenue increased by $4.5 million due to organic growth; our other client verticals revenue was flat and our DSS business revenue decreased by $228,000.

Our quarterly net revenue decreased $4.4 million, or 7%, from $63.7 million for the three months ended September 30, 2008 to $59.2 million for the three months ended December 31, 2008. For these respective periods, our education client vertical revenue decreased by $5.3 million due to seasonality; our financial services client vertical revenue increased by $2.8 million due to organic growth; our other client verticals revenue decreased by $2.2 million due to a decline in our home services client vertical as a result of difficult economic conditions; and our DSS business revenues increase by $262,000.

Our quarterly net revenue increased $10.6 million, or 18%, from $59.2 million for the three months ended December 31, 2008 to $69.8 million for the three months ended March 31, 2009. For these respective periods, our education client vertical revenue increased by $4.5 million due to seasonality; our financial services client vertical revenue increased by $6.6 million due to organic growth; our other client verticals revenue decreased by $482,000; and our DSS business revenue was flat.

Our quarterly net revenue decreased $2.0 million, or 3%, from $69.8 million the three months ended March 31, 2009 to $67.8 million the three months ended June 30, 2009. For these respective periods, our education client vertical revenue increased by $860,000; our financial services client vertical revenue decreased by $2.6 million due to decreased marketing spend by one of our clients; our other client verticals revenue was flat and our DSS business revenue decreased by $299,000.

Our quarterly net revenue increased $10.8 million, or 16%, from $67.8 million for the three months ended June 30, 2009 to $78.6 million for the three months ended September 30, 2009. For these respective periods, our education client vertical revenue increased by $938,000; our financial services client vertical revenue increased by $9.0 million due to organic growth; our other client verticals revenue increased by $987,000; and our DSS business revenue decreased by $194,000.

Our quarterly net revenue declined $1.6 million, or 2%, from $78.6 million for the three months ended September 30, 2009 to $77.0 million for the three months ended December 31, 2009. For these respective periods, our education client vertical revenue declined by $3.9 million due to seasonality and a decline in the purchase of leads by one of our largest clients; our financial services client vertical revenue increased by $1.4 million due to organic growth; our other client verticals’ revenue increased by $475,000; and our DSS business revenue increased by $396,000.

Adjusted EBITDA

Our use of Adjusted EBITDA.  We include Adjusted EBITDA in this prospectus because (i) we seek to manage our business to a consistent level of Adjusted EBITDA as a percentage of net revenue, (ii) it is a key basis upon which our management assesses our operating performance, (iii) it is one of the primary metrics investors use in evaluating Internet marketing companies, (iv) it is a factor in the evaluation of the performance of our management in determining compensation, and (v) it is an element of certain maintenance covenants under our debt agreements. We define Adjusted EBITDA as net income less interest and other income plus interest and other expense, provision for taxes, depreciation expense, amortization expense, stock-based compensation expense and foreign-exchange (loss) gain. Restructuring charges have not been expensed and have not been adjusted for in our Adjusted EBITDA.

We use Adjusted EBITDA as a key performance measure because we believe it facilitates operating performance comparisons from period to period by excluding potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact on periods or companies of changes in effective tax rates or fluctuations in permanent differences or discrete quarterly items) and the impact of depreciation and amortization expense on definite-lived intangible assets. Because Adjusted EBITDA facilitates internal comparisons of our historical operating performance on a more consistent basis, we also use Adjusted EBITDA for business planning purposes, to incentivize and compensate our management personnel and in evaluating acquisition opportunities.

In addition, we believe Adjusted EBITDA and similar measures are widely used by investors, securities analysts, ratings agencies and other interested parties in our industry as a measure of financial performance and debt-service capabilities. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures for capital equipment or other contractual commitments;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not consider the potentially dilutive impact of issuing equity-based compensation to our management team and employees;

•	Adjusted EBITDA does not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments on our indebtedness;

•	Adjusted EBITDA does not reflect certain tax payments that may represent a reduction in cash available to us; and

•	other companies, including companies in our industry, may calculate Adjusted EBITDA measures differently, which reduces their usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. When evaluating our performance, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, net loss and our other GAAP results.

The following table presents a reconciliation of Adjusted EBITDA to net income, the most comparable GAAP measure, for each of the periods indicated:

	Three Months Ended,
	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,
	2007	2007	2008	2008	2008	2008	2009	2009	2009	2009
	(In thousands)

Net income	$2,888	$926	$4,669	$4,384	$3,304	$2,350	$6,393	$5,227	$6,513	$2,410
Interest and other income (expense), net	(369)	(356)	(114)	426	622	1,311	851	754	619	708
Provision for taxes	2,123	750	2,799	3,204	2,719	1,547	5,818	3,825	4,837	2,356
Depreciation and amortization	2,577	2,501	2,500	4,149	4,114	4,237	4,035	3,592	3,952	4,651
Stock-based compensation expense	1,201	603	481	937	1,398	1,512	1,474	1,790	2,229	4,864

Adjusted EBITDA	$8,420	$4,424	$10,335	$13,100	$12,157	$10,957	$18,571	$15,188	$18,150	$14,989

Adjusted EBITDA quarterly trends.  We seek to manage our business to a consistent level of Adjusted EBITDA as a percentage of net revenue. We do so on a fiscal year basis by varying our operations to balance revenue growth and costs throughout the fiscal year. We do not seek to manage our business to a consistent level of Adjusted EBITDA on a quarterly basis. For fiscal years 2003 to 2009, Adjusted EBITDA as a percentage of revenue was 22%, 20%, 22%, 23%, 22%, 19% and 22%, respectively.

For quarterly periods from September 30, 2007 to December 31, 2009, Adjusted EBITDA as a percentage of revenue was 19%, 11%, 21%, 23%, 19%, 18%, 27%, 22%, 23% and 19%, respectively. In general, Adjusted EBITDA as a percentage of revenue tends to be seasonally weaker in the quarters ending September 30 and, particularly, December 31 and stronger in quarters ending March 31 and June 30. For the three months ended December 31, 2007, Adjusted EBITDA as a percentage of revenue was 11%. This was due to typical seasonal weakness and a one-time management tenure bonus. For the three months ended March 31, 2009, Adjusted EBITDA as a percentage of revenue was 27%. This was due to a reduction in work force undertaken at the beginning of that period based on concerns held by our management team regarding the deteriorating economic climate. The economic climate did not have a negative effect on us in a fashion that impacted our revenue growth, and our reduced cost basis resulting from our work force reduction, combined with our revenue growth, resulted in an Adjusted EBITDA margin for the period that exceeded our historical quarterly Adjusted EBITDA margin performance. We manage our business to a desired Adjusted EBITDA margin level on a fiscal year basis, not on a quarterly basis, and investors should expect our Adjusted EBITDA margins to vary from quarter to quarter.

Liquidity and Capital Resources

Our primary operating cash requirements include the payment of media costs, personnel costs, costs of information technology systems and office facilities.

Since our inception, we have financed our operations and acquisitions primarily through cash flow from operations, private placements of our convertible preferred stock and borrowing under our bank credit facilities and seller notes. Through December 31, 2009, we have generated approximately $142.5 million in cash flows from operations and have received a total of approximately $37.4 million from private share placements and an additional $6.4 million from the exercise of stock options to purchase shares of our common stock. Our principal sources of liquidity as of December 31, 2009, consisted of cash and cash equivalents of $34.1 million and our revolving credit facility which had $50.2 million available for borrowing as of such date.

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $9.4 million in the six months ended December 31, 2008, $16.1 million in the six months ended December 31, 2009 and $25.2 million, $24.8 million and $32.6 million in fiscal years 2007, 2008 and 2009, respectively. Our net cash provided by or used in operating activities is primarily a result of our net income adjusted by non-cash expenses such as depreciation and amortization, stock-based compensation expense, provision for sales returns and changes in working capital components, and is influenced by the timing of cash collections from our clients and cash payments for purchases of media and other expenses.

Net cash provided by operating activities in the six months ended December 31, 2009, was the result of net income of $8.9 million, non-cash depreciation, amortization and stock-based compensation expense of $15.7 million and an increase in accounts payable and accrued liabilities of $2.7 million, partially offset by an increase in prepaid expenses and other assets of $4.4 million and an increase in accounts receivable of $4.1 million. The increase in accounts payable and accrued liabilities is due to timing of payments. The increase in prepaid expenses and other assets is due to timing of payments. The increase in accounts receivable is attributable to increased revenue, as well as timing of receipts.

Net cash provided by operating activities in the six months ended December 31, 2008 was driven by net income of $5.7 million, non-cash depreciation, amortization and stock-based compensation expense of $11.3 million and an increase in our provision for sales returns of $1.4 million. Net cash provided by operating activities was partially offset by a decline in accounts payable and accrued liabilities of $4.9 million and an increase in accounts receivable of $4.0 million. The increase in our provision for sales returns is due to a significant increase in net revenue. The decline in accounts payable and accrued liabilities is due to timing of payments. The increase in accounts receivable is attributable to increased revenue and timing of receipts.

Net cash provided by operating activities in fiscal 2009 was due to net income of $17.3 million, non-cash depreciation, amortization and stock-based compensation expense of $22.2 million, partially offset by an increase in accounts receivable of $9.0 million and increased deferred tax assets of $4.1 million. The increase in accounts receivable is due to increased revenue of 36% associated with the growth of our business, as well as due to timing of receipts. The increase in deferred tax assets is due to temporary differences between the financial statement carrying amount and the tax basis of existing assets and liabilities.

Net cash provided by operating activities in fiscal 2008 was due to net income of $12.9 million, non-cash depreciation, amortization and stock-based compensation expense of $14.9 million and increased accounts payable and accrued liabilities of $3.0 million, partially offset by an increase in deferred tax assets of $3.8 million and excess tax benefits from exercise of stock options of $1.7 million. The increase in accounts payable and accrued liabilities is due to timing of payments. The increase in deferred tax assets is due to temporary differences between the financial statement carrying amount and the tax basis of existing assets and liabilities. The increase in excess tax benefits is attributable to exercises of stock options resulting in tax deductions in excess of recorded stock-based compensation expense.

Net cash provided by operating activities in fiscal 2007 was largely due to net income of $15.6 million and non-cash depreciation, amortization and stock-based compensation expense of $11.7 million.

Net Cash Used in Investing Activities

Our investing activities include acquisitions of media websites and businesses; purchases, sales and maturities of marketable securities; capital expenditures; and capitalized internal development costs. Net cash used in investing activities was $13.0 million and $47.6 million in the six months ended December 31, 2008 and 2009, respectively, and was $26.4 million, $49.2 million and $27.3 million in fiscal years 2007, 2008 and 2009, respectively. Capital expenditures and internal software development costs totaled $1.5 million and $1.7 million in the six months ended December 31, 2008 and 2009, respectively, and $3.5 million, $3.6 million and $2.4 million in fiscal years 2007, 2008 and 2009, respectively.

Cash used in investing activities in the six months ended December 31, 2009 was impacted by our acquisition of Internet.com, Insure.com and Payler Corp. D/B/A HSH Associates Financial Publishers, or HSH. We acquired the website business of the Internet.com division of WebMediaBrands, Inc. for an initial $16.0 million cash payment. We acquired the website business of Insure.com from LifeQuotes, Inc., an Illinois-based online insurance quote service and brokerage business, for an initial $15.0 million cash payment. We acquired HSH, a New Jersey-based online company providing comprehensive mortgage rate information, for an initial $6.0 million cash payment. Cash used in investing activities in the six months ended December 31, 2009 was also impacted by purchases of the operations of 19 other website publishing businesses for an aggregate of approximately $7.7 million in cash payments. Cash used in investing activities in the six months ended December 31, 2008 was impacted by the acquisition of U.S. Citizens for Fair Credit Card Terms, Inc, or CardRatings, an Arkansas-based online marketing company, for an initial cash payment of $10.4 million, as well as purchases of the operations of 20 other website publishing businesses for approximately $4.2 million in cash payments.

Cash used in investing activities in fiscal year 2009 was impacted by the acquisition of CardRatings for an initial cash payment of $10.4 million, as well as purchases of the operations of 33 other website publishing businesses for an aggregate of approximately $14.6 million in cash payments. Cash used in investing activities in fiscal year 2008 was driven by the acquisitions of SureHits, ReliableRemodeler and Vendorseek amounting to total cash payments of $54.7 million, as well as purchases of the operations of 20 website publishing businesses for an aggregate of approximately $9.5 million in cash payments. Cash used in investing activities in fiscal year 2008 was partially offset by proceeds from sales and maturities of marketable securities, net of purchases of marketable securities, of $17.5 million. Cash used in investing activities in fiscal year 2007 was driven by purchases of the operations of 32 website publishing businesses for an aggregate of approximately $11.8 million in cash payments, as well as purchases of marketable securities, net of proceeds from sales and maturities or marketable securities, of $11.0 million.

Net Cash Provided by or Used in Financing Activities

Cash provided by financing activities was $2.0 million and $40.5 million in the six months ended December 31, 2008 and 2009, respectively. Cash provided by financing activities in the six months ended December 31, 2009 was due to proceeds from a draw-down of our revolving credit facility of $43.3 million, partially offset by $4.3 million in principal payments on acquisition-related notes payable and our term loan. Cash provided by financing activities in the six months ended December 31, 2008 was due to proceeds from a draw-down of our revolving credit facility of $8.6 million, partially offset by $6.1 million in principal payments on acquisition-related notes payable.

Cash used in financing activities was $5.0 million and $2.8 million in fiscal years 2009 and 2007, respectively, and cash provided by financing activities was $22.8 million in fiscal year 2008. Cash used in financing activities in fiscal year 2009 was due to principal payments on acquisition-related notes payable and our term loan of $13.1 million and stock repurchases of $1.3 million, partially offset by proceeds from a draw down of our revolving credit facility of $8.6 million. Cash provided by financing activities in fiscal year 2008 was driven by proceeds from our term loan of $29.0 million and proceeds from issuance of common stock as a result of stock option exercises of $2.6 million, partially offset by $5.6 million in stock repurchases and principal payments on acquisition-related notes payable of $4.9 million. Cash used in financing activities in fiscal year 2007 was driven by principal payments on acquisition-related notes payable of $3.9 million, partially offset by proceeds from issuance of common stock as a result of stock option exercises of $0.7 million.

Capital Resources

We believe that our cash and cash equivalents, funds generated from our operations and available amounts under our credit facilities, together with the net proceeds of this offering, will be sufficient to meet our working capital and non-acquisition related capital expenditure requirements for at least the next 12 months. In order to expand our business or acquire additional complementary businesses or technologies, we may need to raise additional funds through equity or debt financings. If required, additional financing may not be available on terms that are favorable to us, if at all. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders will be reduced and these securities might have rights, preferences and privileges senior to those of our current stockholders. No assurance can be given that additional financing will be available or that, if available, such financing can be obtained on terms favorable to our stockholders and us.

During the last three years, inflation and changing prices have not had a material effect on our business and we do not expect that inflation or changing prices will materially affect our business in the foreseeable future.

Off-Balance Sheet Arrangements

During the periods presented, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purpose.

Contractual Obligations

The following table summarizes our contractual obligations at June 30, 2009 and the effect such obligations are expected to have on our liquidity and cash flow in future periods.

	Payments Due by Period
	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years
			(In thousands)

Debt	$34,757	$3,000	$11,250	$20,507	$—
Notes payable	25,069	10,214	12,005	2,850	—
Operating lease obligations	1,368	1,104	264	—	—

	$61,194	$14,318	$23,519	$23,357	$—

In connection with the acquisition of SureHits, we also may be required to make certain earn-out payments in the aggregate amount of $13.5 million, payable in increments in the amount of $4.5 million annually on January 26 of 2010, 2011 and 2012, contingent upon the achievement of specified financial targets.

In August 2006, we entered into a loan and security agreement which makes available a $30 million revolving credit facility from a financial institution. In January 2008, we signed an amendment to this loan and security agreement, expanding the revolving credit availability to $60 million.

In September 2008, we replaced our existing revolving credit facility of $60 million with credit facilities totaling $100 million and in November 2009, we extended that capacity to $130 million. As of December 31, 2009, the facilities consisted of a $30 million five-year term loan, with principal amortization of 10%, 10%, 20%, 25% and 35% annually, and a $100 million revolving credit facility. Borrowings under the credit facilities are collateralized by our assets and interest is payable quarterly at specified margins above either LIBOR or the Prime Rate. As of December 31, 2009, the interest rate varied dependent upon the ratio of funded debt to adjusted EBITDA and ranged from LIBOR + 1.875% to 2.625% or Prime + 0.75% to 1.25% for the revolving credit facility and from LIBOR + 2.25% to 3.0% or Prime + 0.75% to 1.25% for the term loan. Adjusted EBITDA, as defined in our bank credit facility, is substantially similar to our measure of Adjusted EBITDA set forth under “Prospectus Summary — Summary Consolidated Financial Data.” As of December 31, 2009, $27.0 million was outstanding under the term loan and $49.8 million was outstanding under the revolving credit facility. Under this loan and revolving credit facility agreement, we are required to maintain certain minimum financial ratios computed as follows:

•	Quick ratio: ratio of (a) the sum of unrestricted cash and cash equivalents and trade receivables less than 90 days from invoice date to (b) current liabilities and face amount of any letters of credit less the current portion of deferred revenue.

•	Fixed charge coverage: ratio of (a) trailing 12 months of adjusted EBITDA to (b) the sum of capital expenditures, net cash interest expense, cash taxes, cash dividends and trailing 12 months payments of indebtedness. Payment of unsecured indebtedness is excluded to the degree that sufficient unused revolving credit facility exists such that the relevant debt payment could have been made from the credit facility.

•	Funded debt to adjusted EBITDA: ratio of (a) the sum of all obligations owing to lending institutions, the face amount of any letters of credit, indebtedness owing in connection with seller notes and indebtedness owing in connection with capital lease obligations to (b) trailing 12-month adjusted EBITDA.

We were in compliance with these minimum financial ratios as of June 30, 2008 and 2009 and as of December 31, 2009.

In January 2010, we replaced our existing credit facility with a credit facility with a total borrowing capacity of $175.0 million. The new facility consists of a $35.0 million four-year term loan, with principal amortization of 10%, 15%, 35% and 40% annually, and a $140.0 million four-year revolving credit facility. Interest on borrowings under the new credit facility is payable quarterly at specified margins above either LIBOR or the Prime Rate. The interest rate varies dependent upon the ratio of funded debt to adjusted EBITDA and ranges from LIBOR + 2.125% to 2.875% or Prime + 1.00% to 1.50% for the revolving credit facility and from LIBOR + 2.50% to 3.25% or Prime + 1.00% to 1.50% for the term loan. We are not required to repay any portion of this new facility from the proceeds of this offering; however, we may choose to do so at a future date. The minimum financial ratios have not changed under the new facility. The new credit facility expires in January 2014.

The operating lease obligations reflected in the table above primarily include our corporate office leases.

The notes payable reflected in the table above consist of non-interest-bearing, unsecured promissory notes issued in connection with acquisitions.

Guarantees

We have agreements whereby we indemnify our officers and directors for certain events or occurrences while the officer or director is, or was serving, at our request in such capacity. The term of the indemnification period is for the officer or director’s lifetime. The maximum potential amount of future payments we could be required to make under these indemnification agreements is unlimited; however, we have a director and officer insurance policy that limits our exposure and enables us to recover a portion of any future amounts paid. As a result of our insurance policy coverage, we believe the estimated fair value of these indemnification agreements is minimal. Accordingly, we have not recorded any liabilities for these agreements.

In the ordinary course of our business, we enter into standard indemnification provisions in our agreements with our clients. Pursuant to these provisions, we indemnify our clients for losses suffered or incurred in connection with certain third-party claims that our product infringed any United States patent, copyright or other intellectual property rights. With respect to our DSS products, we also indemnify our clients for losses incurred in connection with third-party claims that the items and content we provide infringe upon the intellectual property rights of any third party. In some cases we are also obligated to either secure the rights to use, replace or modify the items and content, and, in the event that we are unable to achieve the foregoing, the client is entitled to terminate the agreement and receive a refund of certain payments made to us. Each of these agreements contain general limitations on our liability.

The potential amount of future payments to defend lawsuits or settle indemnified claims under these indemnification provisions may be unlimited; however, we believe the estimated fair value of these indemnity provisions is minimal, and accordingly, we have not recorded any liabilities for these agreements.

Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board, or FASB, issued a new accounting standard that changes the accounting for business combinations, including the measurement of acquirer shares issued in consideration for a business combination, the recognition of contingent consideration, the accounting for pre-acquisition gain and loss contingencies, the recognition of capitalized in-process research and development, the accounting for acquisition-related restructuring cost accruals, the treatment of acquisition-related transaction costs and the recognition of changes in the acquirer’s income tax valuation allowance. The new standard applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 and to changes in valuation allowances for deferred tax assets and acquired income tax uncertainties arising from past business combinations. The adoption of the new standard on July 1, 2009 did not have a material impact on our consolidated financial statements.

In May 2009, the FASB issued a new accounting standard that establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. In particular, the new standard sets forth (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. We applied the requirement of this standard effective June 30, 2009 and included additional disclosures in the notes to our consolidated financial statements.

In June 2009, the FASB issued a new accounting standard that provides for a codification of accounting standards to be the authoritative source of generally accepted accounting principles in the United States. Rules and interpretive releases of the SEC under federal securities laws are also sources of authoritative GAAP for SEC registrants. We adopted the provisions of the authoritative accounting guidance for the interim reporting period ended September 30, 2009. The adoption did not have a material effect on our consolidated results of operations or financial condition.

In October 2009, the FASB issued a new accounting standard that changes the accounting for arrangements with multiple deliverables. Specifically, the new standard requires an entity to allocate arrangement consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices. In addition, the new standard eliminates the use of the residual method of allocation and requires the relative-selling-price method in all circumstances in which an entity recognizes revenue for an arrangement with multiple deliverables. In October 2009, the FASB also issued a new accounting standard that changes revenue recognition for tangible products containing software and hardware elements. Specifically, if certain requirements are met, revenue arrangements that contain tangible products with software elements that are essential to the functionality of the products are scoped out of the existing software revenue recognition accounting guidance and will be accounted for under the multiple-element arrangements revenue recognition guidance discussed above. Both standards will be effective for us in the first quarter of fiscal year 2011. Early adoption is permitted. We do not anticipate the adoption of these standards to have a material impact on our consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exchange Risk

To date, our international client agreements have been denominated solely in U.S. dollars, and accordingly, we have not been exposed to foreign currency exchange rate fluctuations related to client agreements, and do not currently engage in foreign currency hedging transactions. However, as the local accounts for our India and Canada operations are maintained in the local currency of India and Canada, we are subject to foreign currency exchange rate fluctuations associated with remeasurement to U.S. dollars. A hypothetical change of 10% in foreign currency exchange rates would not have a material impact on our consolidated financial condition or results of operations.

Interest Rate Risk

We had cash, cash equivalents and short-term investments totaling $34.1 million, $25.2 million and $27.3 million at December 31, 2009, June 30, 2009 and June 30, 2008, respectively. These amounts were invested primarily in money market funds, short-term deposits and marketable securities with original maturities of less than three months. The unrestricted cash, cash equivalents and short-term investments are held for working capital purposes and short-term acquisitions financing. We do not enter into investments for trading or speculative purposes. We believe that we do not have any material exposure to changes in the fair value as a result of changes in interest rates due to the short-term nature of our cash equivalents and short-term investments. Declines in interest rates, however, would reduce future investment income.

As of December 31, 2009, we had outstanding a credit facility consisting of a term loan, with principal amortization of 10%, 10%, 20%, 25% and 35% annually, and a $100 million revolving credit facility. As of December 31, 2009, we had $27.0 million outstanding on our term loan and $49.8 million outstanding on our revolving credit facility. Interest on the credit facility is payable quarterly at specified margins above either LIBOR or the Prime Rate. The interest rate varies dependent upon the ratio of funded debt to adjusted EBITDA and ranges from LIBOR + 1.875% to 2.625% or Prime + 0.75% to 1.25% for the revolving credit facility and from LIBOR + 2.25% to 3.0% or Prime + 0.75% to 1.25% for the term loan. A hypothetical change of 1% in the interest rate on our credit facility would lead to higher interest expense, but we do not believe it would materially affect our overall consolidated financial condition or results of operations.

In January 2010, we replaced our existing credit facility with a credit facility with a total borrowing capacity of $175.0 million. The new facility consists of a $35.0 million four-year term loan, with principal amortization of 10%, 15%, 35% and 40% annually, and a $140.0 million four-year revolving credit facility. Interest on borrowings under the new credit facility is payable quarterly at specified margins above either LIBOR or the Prime Rate. The interest rate varies dependent upon the ratio of funded debt to adjusted EBITDA and ranges from LIBOR + 2.125% to 2.875% or Prime + 1.00% to 1.50% for the revolving credit facility and from LIBOR + 2.50% to 3.25% or Prime + 1.00% to 1.50% for the term loan. The interest rates on the new credit facility are higher than on the previous credit facility. Our exposure to interest rate risk under the new credit facility will depend on the extent to which we utilize such facility. If our borrowings under the new facility are comparable to our borrowings under the previous credit facility, we do not believe our exposure to interest rate risk will be materially different.

BUSINESS

Our Company

QuinStreet is a leader in vertical marketing and media on the Internet. We have built a strong set of capabilities to engage Internet visitors with targeted media and to connect our marketing clients with their potential customers online. We focus on serving clients in large, information-intensive industry verticals where relevant, targeted media and offerings help visitors make informed choices, find the products that match their needs, and thus become qualified customer prospects for our clients. Our current primary client verticals are the education and financial services industries. We also have a presence in the home services, business-to-business, or B2B, and healthcare industries.

We generate revenue by delivering measurable online marketing results to our clients. These results are typically in the form of qualified leads or clicks, the outcomes of customer prospects submitting requests for information on, or to be contacted regarding, client products, or their clicking on or through to specific client offers. These qualified leads or clicks are generated from our marketing activities on our websites or on third-party websites with whom we have relationships. Clients primarily pay us for leads that they can convert into customers, typically in a call center or through other offline customer acquisition processes, or for clicks from our websites that they can convert into applications or customers on their websites. We are predominantly paid on a negotiated or market-driven “per lead” or “per click” basis. Media costs to generate qualified leads or clicks are borne by us as a cost of providing our services.

Founded in 1999, we have been a pioneer in the development and application of measurable marketing on the Internet. Clients pay us for the actual opt-in actions by prospects or customers that result from our marketing activities on their behalf, versus traditional impression-based advertising and marketing models in which an advertiser pays for more general exposure to an advertisement. We have been particularly focused on developing and delivering measurable marketing results in the search engine “ecosystem”, the entry point of the Internet for most of the visitors we convert into qualified leads or clicks for our clients. We own or partner with vertical content websites that attract Internet visitors from organic search engine rankings due to the quality and relevancy of their content to search engine users. We also acquire targeted visitors for our websites through the purchase of pay-per-click, or PPC, advertisements on search engines. We complement search engine companies by building websites with content and offerings that are relevant and responsive to their searchers, and by increasing the value of the PPC search advertising they sell by matching visitors with offerings and converting them into customer prospects for our clients.

Market Opportunity

Our clients are shifting more of their marketing budgets from traditional media channels such as direct mail, television, radio, and newspapers to the Internet because of increasing usage of the Internet by their potential customers. We believe that direct marketing is the most applicable and relevant marketing segment to us because it is targeted and measurable. According to the July 2009 research report, “Consumer Behavior Online: A 2009 Deep Dive,” by Forrester Research, Americans spend 33% of their time with media on the Internet, but online direct marketing was forecasted to represent only 16% of the $149 billion in total annual U.S. direct marketing spending in 2009, as reported by the Direct Marketing Association. The Internet is an effective direct marketing medium due to its targeting and measurability characteristics. If direct marketing budgets shift to the Internet in proportion to Americans’ share of time spent with media on the Internet — from 16% to 33% of the $149 billion in total spending — that could represent an increased market opportunity of $25 billion. In addition, as traditional media categories such as television and radio shift from analog to digital formats, they can become channels for the targeted and measurable marketing techniques and capabilities we have developed for the Internet, thus expanding our addressable market opportunity. Further future market potential will also come from international markets.

Change in marketing strategy and approach

We believe that marketing approaches are changing as budgets shift from offline, analog advertising media to digital advertising media such as Internet marketing. These changing approaches are fundamental, and require a shift to fundamentally new competencies, including:

From qualitative, impression-driven marketing to analytic, data-driven marketing

We believe that the growth in Internet marketing is enabling a more data-driven approach to advertising. The measurability of online marketing allows marketers to collect a significant amount of detailed data on the performance of their marketing campaigns, including the effectiveness of ad format and placement and user responses. This data can then be analyzed and used to improve marketing campaign performance and cost-effectiveness on substantially shorter cycle times than with traditional offline media.

From account management-based client relationships to results-based client relationships

We believe that marketers are becoming increasingly focused on strategies that deliver specific, measurable results. For example, marketers are attempting to better understand how their marketing spending produces measurable objectives such as meeting their target marketing cost per new customer. As marketers adopt more results-based approaches, the basis of client relationships with their marketing services providers is shifting from being more account management-based to being more results-oriented.

From marketing messages pushed on audiences to marketing messages pulled by self-directed audiences

Traditional marketing messages such as television and radio advertisements are broadcast to a broad audience. The Internet is enabling more self-directed and targeted marketing. For example, when Internet visitors click on PPC search advertisements, they are expressing an interest in and proactively engaging with information about a product or service related to that advertisement. The growth of self-directed marketing, primarily through online channels, allows marketers to present more targeted and potentially more relevant marketing messages to potential customers who have taken the first step in the buying process, which can in turn increase the effectiveness of marketers’ spending.

From marketing spending focused on large media buys to marketing spending optimized for fragmented media

We believe that media is becoming increasingly fragmented and that marketing strategies are changing to adapt to this trend. There are millions of Internet websites, tens of thousands of which have significant numbers of visitors. While this fragmentation can create challenges for marketers, it also allows for improved audience segmentation and the delivery of highly targeted marketing messages, but new technologies and approaches are necessary to effectively manage marketing given the increasing complexity resulting from more media fragmentation.

Increasing complexity of online marketing

Online marketing is a dynamic and increasingly complex advertising medium. There are numerous online channels for marketers to reach potential customers, including search engines, Internet portals, vertical content websites, affiliate networks, display and contextual ad networks, email, video advertising, and social media. We refer to these and other marketing channels as media. Each of these channels may involve multiple ad formats and different pricing models, amplifying the complexity of online marketing. We believe that this complexity increases the demand for our vertical marketing and media services due to our capabilities and to our experience managing and optimizing online marketing programs across multiple channels. Also marketers and agencies often lack our ability to aggregate offerings from multiple clients in the same industry vertical, an approach that allows us to cover a wide selection of visitor segments and provide more potential matches to Internet visitor needs. This approach can allow us to convert more Internet visitors into qualified leads or clicks from targeted media sources, giving us an advantage when buying or monetizing that media.

Our Business Model

We deliver cost-effective marketing results to our clients, predictably and scalably, most typically in the form of a qualified lead or click. These leads or clicks can then convert into a customer or sale for the client at a rate that results in an acceptable marketing cost to them. We get paid by clients primarily when we deliver qualified leads or clicks as defined in our agreements. Because we bear the costs of media, our programs must deliver a value to our clients and a media yield, or our ability to generate an acceptable margin on our media costs, that provides a sound financial outcome for us. Our general process is:

•	We own or access targeted media.

•	We run advertisements or other forms of marketing messages and programs in that media to create visitor responses or clicks through to client offerings.

•	We match these responses or clicks to client offerings or brands that meet visitor interests or needs, converting visitors into qualified leads or clicks.

•	We optimize client matches and media yield such that we achieve desired results for clients and a sound financial outcome for us.

Media cost, or the cost to attract targeted Internet visitors, is the largest cost input to producing the measurable marketing results we deliver to clients. Balancing our clients’ cost and conversion objectives, or the rate at which the leads or clicks that we deliver to them convert into customers, with our media costs and yield objectives, represents the primary challenge in our business model. We have been able to effectively balance these competing demands by focusing on our media sources and capabilities, conversion optimization, and our mix of offerings and client coverage. We also seek to mitigate media cost risk by working with third-party website publishers predominantly on a revenue-share basis; media purchased on a non-revenue-share basis has represented a small minority of our media costs and of the Internet visitors we convert into qualified leads or clicks for clients.

Media and Internet visitor mix

We are a client-driven organization. We seek to be one of the largest providers of measurable marketing results on the Internet in the client industry verticals we serve by meeting the needs of clients for results, reliability and volume. Meeting those client needs requires that we maintain a diversified and flexible mix of Internet visitor sources due to the dynamic nature of online media. Our media mix changes with changes in Internet visitor usage patterns. We adapt to those changes on an ongoing basis, and also proactively adjust our mix of vertical media sources to respond to client or vertical-specific circumstances and to achieve our financial objectives. Our financial objectives are to achieve consistent, sustainable financial performance, but can differ by client or industry vertical, depending on factors such as our need to invest in the development of media sources, marketing programs, or client relationships. Generally, our Internet visitor sources include:

•	websites owned and operated by us, with content and offerings that are relevant to our clients’ target customers;

•	visitors acquired from PPC advertisements purchased on major search engines and sent to our websites;

•	revenue sharing agreements with third-party websites with whom we have a relationship and whose content is relevant to our clients’ target customers;

•	email lists owned by third parties and warranted to us by their owners to comply with the CAN-SPAM Act;

•	email lists owned by us, and generated on an opt-in basis from Internet visitors to our websites; and

•	display ads run through online advertising networks or directly with major websites or portals.

Conversion optimization

Once we acquire targeted Internet visitors from any of our numerous online media sources, we seek to convert that media into qualified leads or clicks at a rate that balances client results with our media costs or yield objectives. We start by defining the segments and interests of Internet visitors in our verticals, and by providing them with the information and product offerings on our websites and in our marketing programs that best meet their needs. Achieving acceptable client results and media yield then requires ongoing testing, measuring, analysis, feedback, and adaptation of the key components of our Internet marketing programs. These components include the marketing or advertising messaging, content mix, visitor navigation path, mix and coverage of client offerings presented, and point-of-sale conversion messaging — the content that is presented to an Internet visitor immediately prior to converting that individual into a lead or click for our clients. This data complexity is managed by us with technology, data reporting, marketing processes, and personnel. We believe that our scale and ten-year track record give us an advantage, as managing this complexity often implies a steep experience-based learning curve.

Offerings and client coverage

The Internet is a self-directed medium. Internet visitors choose the websites they visit and their online navigation paths, and always have the option of clicking away to a different website or web page. Having offerings or clients that match the interests or needs of website visitors is key to providing results and adequate media yield. Our vertical focus allows us to continuously revise and improve this matching process, to better understand the various segments of visitors and client offerings available to be matched, and to ensure that we enable Internet visitors to find what they seek.

Our Competitive Advantages

Vertical focus and expertise

We focus our efforts on large, attractive market verticals, and on building our depth of media and coverage of clients and client offerings within them. We have been a pioneer in developing vertical marketing and media on the Internet, and in providing measureable marketing results to clients. We focus on clients who are moving their marketing spending to measurable online formats and on information-intensive verticals with large underlying market opportunities and high product or customer lifetime values. This focus allows us to utilize targeted media, in-depth industry and client knowledge, and customer segmentation and breadth of client offerings, or coverage, to deliver results for our clients and greater media yield.

Measurable marketing experience and expertise

We have substantial experience at designing and deploying marketing programs that allow Internet visitors to find the information or product offerings they seek, and that can deliver economically attractive, measurable results to our clients, cost-effectively for us. Such results require frequent testing and balancing of numerous variables, including Internet visitor sources, mix of content and of client and product offerings, visitor navigation paths, prospect qualification, and advertising creative design, among others. The complexity of executing these marketing campaigns is challenging. Due to our scale and ten-year track record, we have successfully executed thousands of Internet marketing programs, and we have gained significant experience managing and optimizing this complexity to meet our clients’ volume, quality and cost objectives.

Targeted media

Targeted media attracts Internet visitors who are relatively narrowly focused demographically or in their interests. Targeted media can deliver better measurable marketing results for our clients, at lower media costs for us, due to higher rates of conversion of Internet visitors into leads or clicks for targeted offerings and, often, due to less competition from display advertisers. We have significant experience at creating, identifying, monetizing, and managing targeted media on the Internet. Many of the targeted media sources for our marketing programs are proprietary or more defensible because of our direct ownership of websites in our verticals, our acquisition of targeted Internet visitors directly from search engines to our websites, and our exclusive or long-term relationships with media properties or sources owned by others. Examples of websites that we own and operate include WorldWideLearn.com, ArmyStudyGuide.com and Chef2Chef.com in our education client vertical; CardRatings.com, MoneyRates.com and Insure.com in our financial services client vertical; AllAboutLawns.com and OldHouseWeb.com in our home services client vertical; and ElderCarelink.com in our healthcare client vertical.

Proprietary technology

We have developed a core technology platform and a common set of applications for managing and optimizing measurable marketing programs across multiple verticals at scale. The primary objectives and effects of our technologies are to achieve higher media yield, deliver better results for our clients, and more efficiently and effectively manage our scale and complexity. We continuously strive to develop technologies that allow us to better match Internet visitors in our verticals to the information, clients or product offerings they seek at scale. In so doing, our technologies can allow us to simultaneously improve visitor satisfaction, increase our media yield, and achieve higher rates of conversions of leads or clicks for our clients — a virtuous cycle of increased value for Internet visitors and our clients and competitive advantage for us. Some of the key applications in our technology platform are:

•	an ad server for tracking the placement and performance of content, creative messaging, and offerings on our websites and on those of publishers with whom we work;

•	database-driven applications for dynamically matching content, offers or brands to Internet visitors’ expressed needs or interests;

•	a platform for measuring and managing the performance of tens of thousands of PPC search engine advertising campaigns;

•	dashboards or reporting tools for displaying operating and financial metrics for thousands of ongoing marketing campaigns; and,

•	a compliance tool capable of cataloging and filtering content from the thousands of websites on which our marketing programs appear to ensure adherence to client branding guidelines and to regulatory requirements.

Approximately one-third of our employees are engineers, focused on building, maintaining and operating our technology platform.

Client relationships

We believe we are a reliable source of measurably effective marketing results for our clients. We endeavor to work collaboratively and in a data-driven way with clients to improve our results for them. Our client retention rate is high. We experienced no attrition among clients that individually accounted for over $100,000 in monthly revenue to us for the one-year period ended December 31, 2009. Those clients represented 75% of our revenue over that time period. In addition, most of our revenue growth comes from existing clients; 66% of our year-over-year revenue growth in the quarter ended December 31, 2009 came from incremental revenue from existing clients, defined as clients we had worked with for at least one year. We believe our high client retention and per client growth rates are due to:

•	our close, often direct, relationships with most of our large clients;

•	our ability to deliver measurable and attractive return on investment, or ROI, on clients’ marketing spending;

•	our ownership of, or exclusive access to large amounts of, targeted media inventory and associated Internet visitors in the industry verticals on which we focus; and,

•	our ability to consistently and reliably deliver large quantities of qualified leads or clicks.

We believe that our high client retention rates, combined with our depth and breadth of online media in our primary client verticals, indicate that we are becoming an important marketing channel partner for our clients to reach their prospective customers.

Client-driven online marketing approach

We focus on providing measurable Internet marketing and media services to our clients in a way that protects and enhances their brands and their relationships with prospective customers. The Internet marketing programs we execute are designed to adhere to strict client branding and regulatory guidelines, and are designed to match our clients’ brands and offers with expressed customer interest. We have contractual arrangements with third-party website publishers to ensure that they follow our clients’ brand guidelines, and we utilize our proprietary technologies and trained personnel to help ensure compliance. In addition, we believe that providing relevant, helpful content and client offers that match an Internet visitor’s self-selected interest in a product or service, such as requesting information about an education program or financial product, makes that visitor more likely to convert into a customer for our clients.

We do not engage in online marketing practices such as spyware or deceptive promotions that do not provide value to Internet visitors and that can undermine our clients’ brands. A small minority of our Internet visitors reach our websites or client offerings through advertisements in emails. We employ practices to ensure that we comply with the CAN-SPAM Act governing unsolicited commercial email.

Acquisition strategy and success

We have successfully acquired vertical marketing and media companies on the Internet, including vertical website businesses, marketing services companies, and technologies. We believe we can integrate and generate value from acquisitions due to our scale, breadth of capabilities, and common technology platform.

•	Our ability to monetize Internet media, coupled with client demand for our services, provides us with a particular advantage in acquiring targeted online media properties in the verticals on which we focus.

•	Our capabilities in online media can allow us to generate a greater volume of leads or clicks, and therefore create more value, than other owners of marketing services companies that have aggregated client budgets or relationships.

•	We can often apply technologies across our business volume to create more value than previous owners of the technology.

Scale

We are one of the largest Internet vertical marketing and media companies in the world. Our scale allows us to better meet the needs of large clients for reliability, volume and quality of service. It allows us to invest more in technologies that improve media yield, client results and our operating efficiency. We are also able to invest more in other forms of research and development, including determining and developing new types of vertical media, new approaches to engaging website visitors, and new segments of Internet visitors and client budgets, all of which can lead to advantages in media costs, effectiveness in delivering client results, and then to more growth and greater scale.

Our Strategy

Our goal is to be one of the largest and most successful marketing and media companies on the Internet, and eventually in other digitized media forms. We believe that we are in the early stages of a very large and long-term business opportunity. Our strategy for pursuing this opportunity includes the following key components:

•	Focus on generating sustainable revenues by providing measurable value to our clients.

•	Build QuinStreet and our industry sustainably by behaving ethically in all we do and by providing quality content and website experiences to Internet visitors.

•	Remain vertically focused, choosing to grow through depth, expertise and coverage in our current industry verticals; enter new verticals selectively over time, organically and through acquisitions.

•	Build a world class organization, with best-in-class capabilities for delivering measurable marketing results to clients and high yields or returns on media costs.

•	Develop and evolve the best technologies and platform for managing vertical marketing and media on the Internet; focus on technologies that enhance media yield, improve client results and achieve scale efficiencies.

•	Build, buy and partner with vertical content websites that provide the most relevant and highest quality visitor experiences in the client and media verticals we serve.

•	Be a client-driven organization; develop a broad set of media sources and capabilities to reliably meet client needs.

Our Culture

Our values are the foundation of our successful business culture. They represent the standards we strive to achieve and the organization we continuously seek to become. These have been our guiding principles since our founding in 1999. Our values are:

1.	Performance. We understand our business objectives and apply a “whatever it takes” approach to meeting them. We are driven to achieve. We are committed to our own personal and professional development and to that of our colleagues.

2.	High Standards. We hold each other and ourselves to the highest standards of performance, professionalism and personal behavior. We act with the highest of ethical standards. We tolerate and forgive mistakes, but not patterns.

3.	Teamwork. We deal with one another openly, honestly and non-hierarchically in an atmosphere of mutual trust and respect and in pursuit of common stretch goals. We have an obligation to dissent in an effort to reach the best answers. We smooth the way for effective, dynamic team discussions by demonstrating care and concern for each individual in all of our interactions. We support decisions, once made.

4.	Customer Empathy. We strive every day to better understand and anticipate the needs of our customers, including our website visitors, clients and publishers. We leverage our unique insights into higher customer loyalty and competitive advantage.

5.	Prioritization. We always work on what is most important to achieving Company objectives first. If we do not know, we ask or discuss competing demands.

6.	Urgency. We know our goals and measure our progress toward them daily.

7.	Progress. We are pioneers. We make decisions based on facts and analysis, as well as intuition, but we expect to make mistakes in the pursuit of rapid progress. We learn from mistakes on short cycle times and iterate our way to success.

8.	Innovation and Flexibility. We prize creativity. We embrace new ideas and approaches as opportunities to improve our performance or work environment. We resist pride of authorship; it limits progress. We actively benchmark and work to understand and employ best practices.

9.	Recognition. We are a meritocracy. Advancement and recognition are earned through contribution and performance. We celebrate each other’s victories and efforts.

10.	Fun. We believe that work, done well, can and should be fun. We strive to create an upbeat, supportive environment and try not to take ourselves too seriously. We do not tolerate negativism, pessimism or nay saying...we don’t have time.

Clients

In fiscal years 2007, 2008 and 2009 and the six months ended December 31, 2009, our top 20 clients accounted for 76%, 70%, 68% and 67% of net revenue, respectively. Our largest client, DeVry Inc., accounted for 22%, 23%, 19% and 12% of net revenue in these periods, respectively. Since our service was first offered in 2001, we have developed a broad client base with many multi-year relationships. We enter into Internet marketing contracts with our clients, most of which are cancelable with little or no prior notice. In addition, these contracts do not contain penalty provisions for cancellation before the end of the contract term.

Sales and Marketing

We have an internal sales team that consists of employees focused on signing new clients and account managers who maintain and seek to increase our business with existing clients. Our sales people and account managers are each focused on a particular client business vertical so that they develop an expertise in the marketing needs of our clients in that particular vertical.

Our marketing programs include attendance at trade shows and conferences and limited advertising.

Technology and Infrastructure

We have developed a suite of technologies to manage, improve and measure the results of the marketing programs we offer our clients. We use a combination of proprietary and third-party software as well as hardware from established technology vendors. We use specialized software for client management, building and managing websites, acquiring and managing media, managing our third-party publishers, and the matching of Internet visitors to our marketing clients. We have invested significantly in these technologies and plan to continue to do so to meet the demands of our clients and Internet visitors, to increase the scalability of our operations, and enhance management information systems and analytics in our operations. Our development teams work closely with our marketing and operating teams to develop applications and systems that can be used across our business. For the fiscal years 2007, 2008 and 2009 and the six months ended December 31, 2009, we spent $14.1 million, $14.1 million, $14.9 million and $9.2 million, respectively, on product development.

Our primary data center is at a third-party co-location center in San Francisco, California. All of the critical components of the system are redundant and we have a backup data center in Las Vegas, Nevada. We have implemented these backup systems and redundancies to minimize the risk associated with earthquakes, fire, power loss, telecommunications failure, and other events beyond our control.

Intellectual Property

We rely on a combination of trade secret, trademark, copyright and patent laws in the United States and other jurisdictions together with confidentiality agreements and technical measures to protect the confidentiality of our proprietary rights. We currently have one patent application pending in the United States and no issued patents. We rely much more heavily on trade secret protection than patent protection. To protect our trade secrets, we control access to our proprietary systems and technology and enter into confidentiality and invention assignment agreements with our employees and consultants and confidentiality agreements with other third parties. QuinStreet is a registered trademark in the United States and other jurisdictions. We also have registered and unregistered trademarks for the names of many of our websites and we own the domain registrations for our many website domains.

We cannot guarantee that our intellectual property rights will provide competitive advantages to us; our ability to assert our intellectual property rights against potential competitors or to settle current or future disputes will not be limited by our agreements with third parties; our intellectual property rights will be enforced in jurisdictions where competition may be intense or where legal protection may be weak; any of the trade secrets, trademarks, copyrights, patents or other intellectual property rights that we presently employ in our business will not lapse or be invalidated, circumvented, challenged, or abandoned; competitors will not design around our protected systems and technology; or that we will not lose the ability to assert our intellectual property rights against others.

Our Competitors

Our primary competition falls into two categories: advertising and direct marketing services agencies and online marketing and media companies. We compete for business on the basis of a number of factors including return on marketing expenditures, price, access to targeted media, ability to deliver large volumes or precise types of customer prospects, and reliability.

Advertising and direct marketing services agencies

Online and offline advertising and direct marketing services agencies control the majority of the large client marketing spending for which we primarily compete. So, while they are sometimes our competitors, agencies are also often our clients. We compete with agencies to attract marketing budget or spending from offline forms to the Internet or, once designated to be spent online, to be spent with us versus the agency or by the agency with others. When spending online, agencies spend with QuinStreet and with portals, other websites and ad networks.

Online marketing and media companies

We compete with other Internet marketing and media companies, in many forms, for online marketing budgets. Most of these competitors compete with us in one vertical. Examples include BankRate in the financial services vertical and Monster Worldwide in the education vertical. Some of our competition also comes from agencies or clients spending directly with larger websites or portals, including Google, Yahoo!, MSN, and AOL.

Government Regulation

Advertising and promotional information presented to visitors on our websites and our other marketing activities are subject to federal and state consumer protection laws that regulate unfair and deceptive practices. There are a variety of state and federal restrictions on the marketing activities conducted by telephone, the mail or by email, or over the internet, including the Telemarketing Sales Rule, state telemarketing laws, federal and state privacy laws, the CAN-SPAM Act, and the Federal Trade Commission Act and its accompanying regulations and guidelines. In addition, some of our clients operate in regulated industries, particularly in our financial services, education and medical verticals. For example, the U.S. Real Estate Settlement Procedures Act, or RESPA, regulates the payments that may be made to mortgage brokers. While we do not engage in the activities of a traditional mortgage broker, we are licensed as a mortgage broker in 25 states for our online marketing activities. In our education vertical, our clients are subject to the U.S. Higher Education Act, which, among other things, prohibits incentive compensation in recruiting students. The U.S. Department of Education is currently engaged in a negotiated rulemaking process in which it has suggested repealing all existing safe harbors regarding incentive compensation in recruiting, including the Internet safe harbor. While we believe that our fee per lead model does not constitute incentive compensation for purposes of the Higher Education Act, the results of the negotiated rulemaking could impact how we are paid for leads by clients in our education vertical and could also impact our education clients and their marketing practices. In our medical vertical, our medical device and supplies clients are subject to state and federal anti-kickback statutes that prohibit payment for referrals. While we believe our matching of prospective customers with our clients and the manner in which we are paid for these activities complies with these and other applicable regulations, these rules and regulations in many cases were not developed with online marketing in mind and their applicability is not always clear. The rules and regulations are complex and may be subject to different interpretations by courts or other governmental authorities. We might unintentionally violate such laws, such laws may be modified and new laws may be enacted in the future. Any such developments (or developments stemming from enactment or modification of other laws) or the failure to anticipate accurately the application or interpretation of these laws could create liability to us, result in adverse publicity and negatively affect our businesses.

Employees

As of December 31, 2009, we had 568 employees, which included 162 employees in product development and engineering, 80 in sales and marketing, 52 in general and administration and 274 in operations. None of our employees is represented by a labor union.

Facilities

Our principal executive offices are located in a leased facility in Foster City, California, consisting of approximately 53,877 square feet of office space under a lease that expires in October 2010. This facility accommodates our principal engineering, sales, marketing, operations and finance and administrative activities. As of December 31, 2009, we also lease buildings in Arkansas, Colorado, Connecticut, Massachusetts, Nevada, New Jersey, New York, North Carolina, Oklahoma, Oregon, India and the United Kingdom. These facilities total approximately 54,587 square feet. We believe that our current facilities are sufficient for our current needs. We intend to add new facilities and expand our existing facilities as we add employees and expand our markets, and we believe that suitable additional or substitute space will be available as needed to accommodate any such expansion of our operations.

Legal Proceedings

From time to time, we may become involved in legal proceedings and claims arising in the ordinary course of our business. We are not currently a party to any material litigation.

MANAGEMENT

Officers and Directors

Our officers and directors and their respective ages and positions as of December 31, 2009 were as follows:

Name	Age	Position

Douglas Valenti	50	Chief Executive Officer and Chairman
Bronwyn Syiek	45	President and Chief Operating Officer
Kenneth Hahn	43	Chief Financial Officer
Tom Cheli	38	Executive Vice President
Scott Mackley	37	Executive Vice President
Nina Bhanap	36	Chief Technology Officer
Daniel Caul	44	General Counsel
Christopher Mancini	37	Senior Vice President
Patrick Quigley	34	Senior Vice President
Timothy Stevens	43	Senior Vice President
William Bradley(1)	66	Director
John G. McDonald(2)	72	Director
Gregory Sands(1)(2)	43	Director
James Simons(1)(3)	46	Director
Glenn Solomon(3)	40	Director
Dana Stalder(2)(3)	41	Director

(1)	Member of the nominating and corporate governance committee.

(2)	Member of the compensation committee.

(3)	Member of the audit committee.

Officers

Douglas Valenti has served as our Chief Executive Officer since July 1999 and as our Chairman and Chief Executive Officer since March 2004. Prior to QuinStreet, Mr. Valenti served as a partner at Rosewood Capital, a venture capital firm, for five years; at McKinsey & Company as a strategy consultant and engagement manager for three years; at Procter & Gamble in various management roles for three years; and for the U.S. Navy as a nuclear submarine officer for five years. He holds a Bachelors degree in Industrial Engineering from the Georgia Institute of Technology, where he graduated with highest honors and was named the Georgia Tech Outstanding Senior in 1982, and an M.B.A. from the Stanford Graduate School of Business, where he was an Arjay Miller Scholar.

Bronwyn Syiek has served as our President and Chief Operating Officer since February 2007, as our Chief Operating Officer from April 2004 to February 2007, as Senior Vice President from September 2000 to April 2004, as Vice President from her start date in March 2000 to September 2000 and as a consultant to us from July 1999 to March 2000. Prior to joining us, Ms. Syiek served as Director of Business Development and member of the Executive Committee at De La Rue Plc, a banknote printing and security product company, for three years. She previously served as a strategy consultant and engagement manager at McKinsey & Company for four years and held various investment management and banking positions with Lloyds Bank and Charterhouse Bank. She holds an M.A. in Natural Sciences from Cambridge University in the United Kingdom.

Kenneth Hahn has served as our Chief Financial Officer since September 2006. Prior to joining us, Mr. Hahn served as Chief Financial Officer of Borland Software Corporation, a public software company,

from September 2002 to July 2006. Previously, Mr. Hahn served in various roles, including Chief Financial Officer, of Extensity, Inc., a public software company, for five years; as a strategy consultant at the Boston Consulting Group for three years; and as an audit manager at Price Waterhouse, a public accounting firm, for five years. He holds a B.A. in Business from California State University Fullerton, summa cum laude, and an M.B.A. from the Stanford Graduate School of Business, where he was an Arjay Miller Scholar. Mr. Hahn is also a Certified Public Accountant (inactive), licensed in the state of California.

Tom Cheli has served as our Executive Vice President since February 2007, as Senior Vice President from December 2004 to February 2007, as Vice President of Sales from January 2001 to December 2004 and as Director of Sales from February 2000 to January 2001. Prior to joining us, Mr. Cheli served as Director of Inside Sales and Sales Operations at Collagen Aesthetics Corporation, an aesthetic biomedical device company, and as Regional Sales Manager at Akorn Ophthalmics, Inc., a specialty pharmaceutical company. He holds a B.A. in Sports Medicine from the University of the Pacific.

Scott Mackley has served as our Executive Vice President since February 2007, as Senior Vice President from December 2004 to February 2007, as Vice President from June 2003 to December 2004, as Senior Director from February 2002 to June 2003, as Director from October 2000 to February 2002 and as Senior Manager, Network Management from May 2000 to October 2000. Prior to joining us, Mr. Mackley served at Salomon Brothers and Salomon Smith Barney, in various roles in their Equity Trading unit and Investment Banking and Equity Capital Markets divisions over four years. He holds a B.A. in Economics from Washington and Lee University.

Nina Bhanap has served as our Chief Technology Officer since July 2009, as our Senior Vice President of Engineering from November 2006 to July 2009, as Vice President of Product Development from January 2004 to November 2006, as Senior Director from January 2003 to January 2004 and as Director of Product Management from October 2001 to January 2003. Prior to joining us, Ms. Bhanap served as Head of Fixed Income Sales Technology for Europe at Morgan Stanley for five years and as a senior associate at Booz Allen Hamilton for one year. She holds a B.S. in Computer Science with Honors from Imperial College, University of London, and an M.B.A. from the London Business School.

Daniel Caul has served as our General Counsel since January 2008. Prior to joining us, Mr. Caul served as General Counsel for the Search and Media division of IAC/InterActiveCorp, an Internet search and advertising company, from September 2006 to January 2008, and prior to the acquisition by IAC/InterActiveCorp, he was Assistant General Counsel of Ask Jeeves, Inc. from February 2003 to September 2006. Previously, Mr. Caul was an attorney with Howard, Rice, Nemerovsky, Canady, Falk and Rabkin, a corporate law firm, for four years and served as a U.S. District Court clerk. He holds a B.A. in Political Science from Vanderbilt University, summa cum laude, and a J.D. from the Harvard Law School, magna cum laude. Mr. Caul was also a Fulbright Scholar.

Christopher Mancini has served as our Senior Vice President since October 2007, as Vice President from January 2006 to October 2007, as Senior Director from July 2004 to January 2006, as Director from December 2003 to July 2004 and as Senior Sales Manager from November 2000 to February 2003. Prior to joining us, Mr. Mancini served in various sales and operational roles at Eli Lilly & Company, NeuroScience Division, for six years. He holds a B.S. from the Duquesne University School of Pharmacy.

Patrick Quigley has served as our Senior Vice President since November 2007. Prior to rejoining us, Mr. Quigley served at BEA Systems, a software company, from June 2002 to November 2007, as Vice President of Strategic Sales and Operations from February 2007 to November 2007, Vice President of Sales Operations from February 2005 to February 2007, and Director of Solutions Marketing from October 2003 to February of 2005. Mr. Quigley initially joined QuinStreet in July 1999 and served in various positions for two years; previously, he served as a consultant at McKinsey & Company for two years. He holds a B.S. in Engineering, summa cum laude, from Duke University. He holds an M.B.A. with Honors from The Wharton School at the University of Pennsylvania.

Timothy Stevens has served as our Senior Vice President since October 2008. Prior to joining us, Mr. Stevens served as President and CEO of Doppelganger, Inc., an online social entertainment studio, from

January 2007 to October 2008. Prior to Doppelganger, Mr. Stevens served as General Counsel for Borland Software Corporation, a software company, from October 2003 to June 2006. Previously, he served in various executive management roles, including most recently as Senior Vice President of Corporate Development, at Inktomi Corporation, an Internet infrastructure company, during his six year tenure. Previously, Mr. Stevens was an attorney with Wilson Sonsini Goodrich & Rosati, a corporate law firm, for six years. He holds a B.S. in both Finance and Management from the University of Oregon, summa cum laude, and a J.D. from the University of California at Davis, Order of the Coif.

Board of Directors

William Bradley has served as a member of our board of directors since August 2004. Former Senator Bradley is a Managing Director of Allen & Company LLC, an investment bank, which he joined in November 2000. From April 2001 to June 2004, Former Senator Bradley also served as chief outside advisor to the nonprofit practice of McKinsey & Company. Former Senator Bradley served in the U.S. Senate from 1979 to 1997, representing the state of New Jersey, and previously was a professional basketball player with the New York Knicks from 1967 to 1977. Former Senator Bradley also serves on the boards of directors of Seagate Technology, Starbucks Coffee Company and Willis Group Holdings. Former Senator Bradley received a B.A. in American History from Princeton University and an M.A. in American History from Oxford University, where he was a Rhodes Scholar.

John G. (Jack) McDonald has served as a member of our board of directors since September 2004. Professor McDonald is the Stanford Investors Professor in the Stanford Graduate School of Business, where he has been a faculty member since 1968, specializing in investment management, entrepreneurial finance, principal investing, venture capital, and private equity investing. Professor McDonald also serves on the boards of directors of Varian, Inc., Plum Creek Timber Company, Scholastic Corporation, iStar Financial, Inc., and nine mutual funds managed by Capital Research and Management Company. He holds a B.A. in Engineering, an M.B.A., and a Ph.D. in Business and Finance from Stanford University. He is a retired officer in the U.S. Army and was a Fulbright Scholar.

Gregory Sands has served as a member of our board of directors since July 1999. Since September 1998, Mr. Sands has been a Managing Director at Sutter Hill Ventures, a venture capital firm. Previously, Mr. Sands held various operational roles at Netscape Communications Corporation and was a management consultant with Mercer Management Consulting. Mr. Sands also serves on the boards of several privately-held companies. He holds a B.A. in Government from Harvard College and an M.B.A. from the Stanford Graduate School of Business.

James Simons has served as a member of our board of directors since July 1999. Mr. Simons is a Managing Director of Split Rock Partners, a venture capital firm, which he founded in June 2004. Prior to founding Split Rock Partners, Mr. Simons served as General Partner of St. Paul Venture Capital, a venture capital firm, from November 1996 to June 2004. Previously, Mr. Simons was a partner at Marquette Venture Partners and held banking positions at Trammell Crow Company and First Boston Corporation. Mr. Simons also serves on the boards of several privately-held companies. He holds a B.A. in Economics and History from Stanford University and an M.S. in Management from the J.L. Kellogg Graduate School of Management, Northwestern University.

Glenn Solomon has served as a member of our board of directors since May 2007. Since March 2006, Mr. Solomon has been a Managing Director of GGV Capital (formerly Granite Global Ventures), a venture capital firm. Prior to joining GGV Capital, Mr. Solomon served as a General Partner at Partech International, a venture capital firm, from September 1997. Previously, Mr. Solomon served in various financial roles at Goldman Sachs and at SPO Partners. Mr. Solomon also serves on the board of a privately-held company. He earned a B.A. in Public Policy from Stanford University, where he graduated with Distinction, and an M.B.A. from the Stanford Graduate School of Business, where he was an Arjay Miller Scholar.

Dana Stalder has served as a member of our board of directors since May 2003. Since August 2008, Mr. Stalder has been a General Partner of Matrix Partners, a venture capital firm. Prior to joining Matrix Partners, Mr. Stalder served in various executive roles, including Senior Vice President at eBay, Inc., an online marketplace company, from December 2001 to August 2008. Previously, he was the Chief Financial Officer and Vice President of Business Development of Respond.com, Vice President of Finance and Operations at Netscape Communication Corporation and an associate and manager at Ernst & Young LLP. Mr. Stalder also serves on the boards of several privately-held companies. He holds a B.A. in Commerce from Santa Clara University.

Board Composition

Independent Directors

Upon the completion of this offering, our board of directors will consist of seven members. In November 2009, our board of directors undertook a review of the independence of each director and considered whether any director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, our board of directors determined that all of our directors, other than Mr. Valenti, qualify as “independent” directors in accordance with the listing requirements and rules and regulations of The NASDAQ Global Market, constituting a majority of independent directors of our board of directors. Mr. Valenti is not considered independent because he is an employee of QuinStreet.

Classified Board

Immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	Class I directors will be Messrs. Simons and Stalder, and their terms will expire at the annual general meeting of stockholders to be held in 2011;

•	Class II directors will be Professor McDonald and Mr. Sands, and their terms will expire at the annual general meeting of stockholders to be held in 2012; and

•	Class III directors will be Former Senator Bradley and Messrs. Solomon and Valenti, and their terms will expire at the annual general meeting of stockholders to be held in 2013.

The authorized number of directors may be changed only by resolution of the board of directors. This classification of the board of directors into three classes with staggered three-year terms may have the effect of delaying or preventing changes in our control or management.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Our board of directors may establish other committees to facilitate the management of our business. The composition and functions of each committee are described below.

Audit Committee

Our audit committee currently consists of Messrs. Simons, Solomon and Stalder. Messrs. Solomon and Stalder each satisfy the independence requirements under the NASDAQ listing standards and Rule 10A-3(b)(1) of the Securities Exchange Act of 1934, or the Exchange Act. We anticipate that, following the completion of this offering, Mr. Simons will resign from our audit committee and Professor McDonald will replace Mr. Simons on the committee. The chair of our audit committee is Mr. Stalder, whom our board of directors has determined is an “audit committee financial expert” within the meaning of the Securities and Exchange Commission, or SEC, regulations. Each member of our audit committee can read and understand fundamental financial statements in accordance with audit committee requirements. In arriving at this determination, the board has examined each audit committee member’s scope of experience and the nature of their employment in the corporate finance sector. The functions of this committee include:

•	reviewing and pre-approving the engagement of our independent registered public accounting firm to perform audit services and any permissible non-audit services;

•	evaluating the performance of our independent registered public accounting firm and deciding whether to retain their services;

•	reviewing our annual and quarterly financial statements and reports and discussing the statements and reports with our independent registered public accounting firm and management, including a review of disclosures under “Management Discussion and Analysis of Financial Condition and Results of Operations”;

•	providing oversight with respect to related party transactions;

•	reviewing, with our independent registered public accounting firm and management, significant issues that may arise regarding accounting principles and financial statement presentation, as well as matters concerning the scope, adequacy and effectiveness of our financial controls;

•	reviewing reports from management and auditors regarding our procedures to monitor and ensure compliance with our legal and regulatory responsibilities, our code of business conduct and ethics and our compliance with legal and regulatory requirements; and

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters.

Compensation Committee

Our compensation committee consists of Professor McDonald and Messrs. Sands and Stalder, each of whom our board of directors has determined to be independent under the NASDAQ listing standards, to be a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act and to be an “outside director” as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, or Section 162(m). The chair of our compensation committee is Professor McDonald. The functions of this committee include:

•	determining the compensation and other terms of employment of our chief executive officer and our other executive officers and reviewing and approving corporate performance goals and objectives relevant to such compensation;

•	reviewing and approving the compensation of our directors;

•	evaluating and recommending to our board of directors the equity incentive plans, compensation plans and similar programs advisable for us, as well as modification or termination of existing plans and programs;

•	establishing policies with respect to equity compensation arrangements; and

•	reviewing with management our disclosures under the caption “Compensation Discussion and Analysis” and recommending to the full board its inclusion in our periodic reports to be filed with the SEC.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Former Senator Bradley and Messrs. Sands and Simons, each of whom our board of directors has determined is independent under the

NASDAQ listing standards. The chair of our nominating and corporate governance committee is Former Senator Bradley. The functions of this committee include:

•	reviewing periodically director performance on our board of directors and its committees and performance of management, and recommending to our board of directors and management areas of improvement;

•	interviewing, evaluating, nominating and recommending individuals for membership on our board of directors;

•	evaluating nominations by stockholders of candidates for election to our board of directors and establishing policies and procedures for such nominations;

•	reviewing with our chief executive officer plans for succession to the offices of chief executive officer or any other executive officer, as it sees fit; and

•	reviewing and recommending to our board of directors changes with respect to corporate governance practices and policies.

Code of Business Conduct and Ethics

Our board of directors has adopted a Code of Business Conduct and Ethics. The Code of Business Conduct and Ethics applies to all of our employees, officers (including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions), agents and representatives, including directors and consultants. Upon the effectiveness of the registration statement of which this prospectus forms a part, the full text of our Code of Business Conduct and Ethics will be posted on our website at www.quinstreet.com. We intend to disclose future amendments to certain provisions of our Code of Business Conduct and Ethics, or waivers of such provisions, applicable to any principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions or our directors on our website identified above. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee is currently or has been at any time one of our officers or employees. None of our executive officers currently serves, or has served during the last completed fiscal year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Summary of Non-Employee Director Compensation

In January 2010, our compensation committee adopted a compensation policy that, effective upon the closing of this offering, will be applicable to all of our non-employee directors. This compensation policy provides that each such non-employee director will receive the following compensation for board services:

•	$25,000 per year for service as a board member;

•	$15,000 per year for service as a chairperson of the audit committee, compensation committee or nominating and corporate governance committee;

•	$2,000 for each in-person board meeting and $1,000 for each telephonic board meeting;

•	$1,500 for each in-person committee meeting; and

•	$1,000 for each telephonic committee meeting.

In addition, the non-employee director compensation plan provides that non-employee directors will be granted an option to purchase 20,000 shares of our common stock under the Non-Employee Directors’ Stock Award Plan in connection with their initial election or appointment to our board of directors. These initial grants will vest monthly over a period of four years. The plan also provides that non-employee directors will receive an annual grant of an option to purchase 20,000 shares of our common stock. These grants will vest monthly over a period of one year.

We have reimbursed and will continue to reimburse our non-employee directors for their travel, lodging and other reasonable expenses incurred in attending meetings of our board of directors and committees of the board of directors.

Additionally, certain of our non-employee directors were granted an option to purchase 50,000 shares of our common stock under our stock option plans in connection with their initial election to serve on our board of directors. We have also awarded certain existing non-employee directors an option to purchase 25,000 shares of our common stock annually.

The following table sets forth information regarding compensation earned by or paid to certain of our non-employee directors during the fiscal year ended June 30, 2009. Messrs. Sands, Simons and Solomon were not compensated for their services as directors in the fiscal year ended June 30, 2009.

	Fees Earned or	Option
	Paid in	Awards	Total
Name	Cash	($)(1)	($)

William Bradley	$58,000	$129,528	$187,528
John G. McDonald	$58,000	$129,528	$187,528
Dana Stalder	$58,000	$129,528	$187,528

(1)	Amount reflects the total compensation expense for the fiscal year ended June 30, 2009 calculated in accordance with stock-based compensation expense guidance. The valuation assumptions used in determining such amounts are described in Note 10 to our consolidated financial statements included in this prospectus.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This section discusses the policies and decisions with respect to the compensation of our executive officers who are named in the “Fiscal Year 2009 Summary Compensation Table” and the most important factors relevant to an analysis of these policies and decisions. These “named executive officers” for fiscal year 2009 are:

•	Douglas Valenti, Chief Executive Officer, or CEO;

•	Bronwyn Syiek, President and Chief Operating Officer;

•	Kenneth Hahn, Chief Financial Officer, or CFO;

•	Tom Cheli, Executive Vice President; and

•	Scott Mackley, Executive Vice President.

Overview of Program Objectives

We recognize that our success is in large part dependent on our ability to attract and retain talented employees. We endeavor to create and maintain compensation programs based on performance, teamwork and rapid progress and to align the interests of our executives and stockholders. The principles and objectives of our compensation and benefits programs for our employees generally, and for our executive officers specifically, are to:

•	attract, motivate and retain highly-talented individuals who are incented to achieve our strategic goals;

•	closely align compensation with our business and financial objectives and the long-term interests of our stockholders;

•	motivate and reward individuals whose skills and performance promote our continued success; and

•	offer total compensation that is competitive and fair.

The compensation of our executives consists of the following principal components:

•	base salary;

•	performance-based cash bonuses;

•	equity incentive awards;

•	employee benefits and perquisites; and

•	change in control benefits.

Each component has a role in meeting the above objectives. While we offer competitive base salaries and performance-based cash bonuses, we believe that equity incentive awards are a critical compensation component for Internet and other emerging companies. We believe that stock options and other stock-based compensation provide long-term incentives that align the interests of employees and executives alike with the long-term interests of stockholders.

We strive to achieve an appropriate mix between cash compensation and equity incentive awards to meet our objectives. We do not apply any formal or informal policies or guidelines for allocating compensation between current and long-term compensation, between cash and equity compensation or among different forms of equity compensation. As a result, the allocation between cash and equity varies between executive officers and does not control compensation decisions. The mix of compensation components is designed to reward short-term results and motivate long-term performance through a combination of cash and awards. We believe the most important indicator of whether our compensation objectives are being met is our ability to motivate our executive officers to deliver superior performance and retain them to continue their careers with us on a cost-effective basis.

The compensation levels of the executive officers reflect to a significant degree the varying roles and responsibilities of such executives, as well as the length of time those executives have been with us.

Our compensation committee determines the appropriate level for overall executive officer compensation and the separate components based on (i) a review of publicly available compensation data at a limited number of publicly-traded companies in the Internet marketing and media sector, (ii) compensation survey data for Internet companies with comparable revenues, (iii) our understanding of the market based on the experience of our executives and members of our compensation committee and (iv) internal equity, length of service, skill level and other factors we may deem appropriate.

Our compensation-setting process and each of the principal components of our executive compensation program is discussed in more detail below.

Compensation-Setting Process

Historically, the compensation of our executive officers was largely determined on an individual basis, as the result of arm’s-length negotiations between the company and an individual upon joining us and has been based on a variety of factors including, in addition to the factors described above, our financial condition and available resources, our need for that particular position to be filled, our CEO’s and the compensation committee’s evaluation of the competitive market based on the experience of the members of our compensation committee with other companies, the length of service of an individual and the compensation levels of our other executive officers, each as of the time of the applicable compensation decision. In subsequent years, our CEO, and, with respect to our CEO, our compensation committee, reviewed the performance of each executive officer, on an annual basis, and based on this review and the factors described above, set the executive compensation package for him or her for the coming year. This review has generally occurred near the end of each of our fiscal years.

Role of Compensation Committee and CEO

The compensation committee of our board of directors is responsible for the executive compensation programs for our executive officers and reports to the full board of directors on its discussions, decisions and other actions. Our CEO makes recommendations to the compensation committee, attends committee meetings (except for sessions discussing his compensation) and has been and will continue to be heavily involved in the determination of compensation for our executive officers. Typically, our CEO makes recommendations to the compensation committee regarding short- and long-term compensation for our executives based on company results, an individual executive’s contribution toward these results, performance toward goal achievement, a review of market data as described below and input from our Employee Benefits and Compliance department. Our CEO does not make a recommendation as to his short- and long-term compensation.

The compensation committee then reviews the CEO’s recommendations and other data and approves each executive officer’s total compensation, as well as each individual compensation component. The compensation committee’s decisions regarding executive compensation are based on the compensation committee’s assessment of the performance of our company and each individual executive, a review of market data as described below and other factors, such as prevailing industry trends.

Competitive Positioning

We believe it is important when making compensation-related decisions to be informed as to current practices of similarly situated companies. Our CEO, with assistance from our CFO, has historically selected a group of companies that provide Internet media and marketing services that are broadly similar to our company, or peer group, as a reference point for market practice with respect to executive base salary and bonuses in formulating his recommendation and to assist the compensation committee in its consideration of executive compensation. The companies included in this reference group for fiscal year 2009 were TechTarget, Bankrate, Internet Brands, TheStreet.com, ValueClick and Marchex.

In addition, in fiscal year 2009 the CEO and the compensation committee reviewed summary cash compensation data from Salary.com for positions comparable to those of the executive officers at Internet companies with revenues between $200,000,000 and $500,000,000 in the San Francisco Bay Area because such companies are in our industry, in our geographic location and have comparable revenues.

While the compensation committee does not believe that compensation peer group benchmarking is appropriate as a stand-alone tool for setting compensation due to the unique aspects of our business, the compensation committee finds that evaluating this information is an important part of its decision-making process and exercises its discretion in determining the nature and extent of its use.

Compensation Advisors

In November 2009, we engaged Compensia, a national consulting firm providing executive compensation advisory services, as a compensation consultant to help evaluate our compensation philosophy and provide guidance in administering our executive compensation program in the future. We expect that Compensia will assist our compensation committee in developing a revised peer group to reference for compensation purposes, though it has not yet done so. Our compensation committee plans to direct Compensia to provide market data on a peer group of companies in the Internet marketing and media sector and other sectors, as appropriate, on an annual basis, and management and the compensation committee intends to review this information and other information obtained by the members of our compensation committee in light of the compensation we offer to help ensure that our compensation program is competitive and fair. The compensation committee will conduct an annual review process of all compensation components to ensure consistency with compensation philosophy and as part of its responsibilities in administering our executive compensation program.

The compensation committee is authorized to retain the services of third-party executive compensation specialists from time to time, as the committee sees fit, in connection with the establishment of cash and equity compensation and related policies.

Compensation Components

Base Salaries

In general, base salaries for our executive officers are initially established through arm’s-length negotiation at the time of hire, taking into account such executive’s qualifications, experience and prior salary and prevailing market compensation for similar roles in comparable companies. The initial base salaries of our executive officers have then been reviewed annually by our compensation committee, with significant input from our CEO, to determine whether any adjustment is warranted. Base salaries are also reviewed in the case of promotions or other significant changes in responsibility.

In considering a base salary adjustment, the compensation committee considers the company’s overall performance, the scope of an executive’s sustained performance, individual contribution, responsibilities and prior experience. The compensation committee may also take into account the executive officer’s current salary, equity ownership and the amounts paid to an executive officer’s peers inside our company. In the past, we have also drawn upon the experience of members of our compensation committee with other companies and a review of the competitive market.

In May 2008, the compensation committee reviewed the base salaries of our executives, including our named executive officers, for fiscal year 2009. Consistent with its prior practice, the committee reviewed salary data for a reference group of publicly-traded vertical Internet marketing and media companies. The reference group consisted of TechTarget, Bankrate, Internet Brands, TheStreet.com, ValueClick, CNET and Marchex. In addition, the compensation committee reviewed summary cash compensation data from Salary.com for positions comparable to those of the executive officers at Internet companies with revenues between $200,000,000 and $500,000,000 in the San Francisco Bay Area. The committee determined, based upon our CEO’s recommendation, that although the analysis supported an average increase of eight percent in base salaries that base salaries for our named executive officers be increased by five percent (with the exception of Mr. Hahn, whose base salary increased by 4.8%) in an effort to shift more cash compensation to bonus, and that base salaries for our other executive officers be increased by five percent, on average.

In May 2009, the compensation committee reviewed the base salaries of our executive officers, including our named executive officers, for fiscal year 2010. Consistent with its prior practice, the committee reviewed salary data for a reference group of publicly-traded vertical Internet marketing and media companies. The reference group consisted of TechTarget, eHealth, Bankrate, Omniture, WebMD, ValueClick and comScore. In addition, the compensation committee reviewed summary cash compensation data from Salary.com for positions comparable to those of the executive officers at Internet companies with revenues between $200,000,000 and $500,000,000 in the San Francisco Bay Area. The committee determined, based upon our CEO’s recommendation, that although the analysis supported an average increase of eight percent in base salaries that base salaries for our named executive officers be increased by five percent in a continued effort to shift a larger percentage of cash compensation to bonus, and that base salaries for our other executive officers be increased by five percent, on average.

The actual base salaries paid to our named executive officers in fiscal year 2009 are set forth in the “Fiscal Year 2009 Summary Compensation Table.”

Performance-Based Cash Bonuses

Annual performance-based cash bonuses are intended to motivate our executives, including our named executive officers, to achieve short-term goals while making rapid progress towards our longer-term objectives. These bonuses are designed to reward both company and individual performance. In July 2008, the compensation committee approved our 2009 Bonus Plan, including target bonus opportunities, performance criteria and target goals. The compensation committee determined the actual bonus awards for fiscal year 2009 performance in July 2009.

Each executive officer’s target bonus opportunity under the 2009 Bonus Plan was expressed as a percentage of his or her base salary, with individual target award opportunities ranging from 29% to 67% of base salary. The revenue targets for payout under the 2009 Bonus Plan were 21% higher than fiscal year 2008 and were set at an amount the compensation committee reasonably believed to be attainable. An actual bonus award could be less than or greater than the target bonus opportunity, depending on an individual executive officer’s actual performance, as determined through performance reviews and approved by the compensation committee.

To determine actual bonus awards under the 2009 Bonus Plan, the compensation committee first reviewed overall company financial results for fiscal year 2009 and our CEO’s recommendations for bonuses based on both company and individual performance. In the case of the CEO’s bonus award, the compensation committee evaluated CEO performance and determined his bonus. Payout of the bonuses was dependent on achievement against our plan for revenue growth and Adjusted EBITDA, which we define as net income less interest income plus interest expense, provision for taxes, depreciation expense, amortization expense, stock-based compensation expense and foreign-exchange (loss) gain, and, where applicable, the individual executives’ achievement against that plan for revenue growth and Adjusted EBITDA and against strategic objectives. Those strategic objectives were (i) revenue growth, (ii) Adjusted EBIDTA margin, (iii) the assessed sustainability of the revenue growth, and (iv) developing future growth potential and diversification of our revenue streams. Our named executive officers were paid the following amounts pursuant to the 2009 Bonus Plan: Mr. Valenti, $248,340; Ms. Syiek, $181,840; Mr. Cheli, $131,040; Mr. Mackley, $187,200; and Mr. Hahn, $113,000.

In addition to the 2009 Bonus Plan, in July 2008 the compensation committee also approved the 2009 Incremental Bonus Plan for our executive officers, including our named executive officers. According to the 2009 Incremental Bonus Plan, the target is a dollar amount based on 20% Adjusted EBITDA based on our revenue projections. The 2009 Incremental Bonus Plan paid out to the senior management team 15% of any Adjusted EBITDA in excess of our target, which represented 20% Adjusted EBITDA margin for the year based on projections reviewed by our board of directors in July 2008. The 2009 Incremental Bonus Plan allocated the following amounts to executive officers based on their role and tenure at the company: Mr.

Valenti: 2.25%; Ms. Syiek: 2.25%; Mr. Cheli: 1.75%; Mr. Mackley: 1.75%; and Mr. Hahn: 1.00%. As we exceeded our Adjusted EBITDA margin target, the compensation committee approved the payout of incremental bonuses for fiscal year 2009 consistent with these criteria. The total bonus payout under the 2009 Incremental Bonus Plan was $888,740. Our named executive officers were paid the following amounts pursuant to the 2009 Incremental Bonus Plan: Mr. Valenti, $137,903; Ms. Syiek, $137,903; Mr. Cheli, $107,258; Mr. Mackley, $107,258; and Mr. Hahn, $61,290.

The actual cash bonuses paid to our named executive officers in fiscal year 2009 are set forth in the “Fiscal Year 2009 Summary Compensation Table.”

In July 2009, the compensation committee approved the 2010 Bonus Plan. Under the plan, each executive officer’s target bonus for 2010 is expressed as a percentage of his or her base salary, with individual target award opportunities ranging from 32% to 72% of base salary. Payout of regular bonuses for 2010 will be dependent on achievement against our plan for revenue growth and Adjusted EBITDA and, where applicable, the individual executives’ achievement against that plan for revenue growth and Adjusted EBITDA and against strategic objectives. Those strategic objectives are (i) revenue growth, (ii) Adjusted EBIDTA margin, (iii) the assessed sustainability of the revenue growth, and (iv) developing future growth potential and diversification of our revenue streams.

In July 2009, the compensation committee also approved the 2010 Incremental Bonus Plan with modifications from prior years. The 2010 Incremental Bonus Plan will pay out to the senior management team 15% of any Adjusted EBITDA in excess of our target, which represents 20% Adjusted EBITDA margin performance for fiscal year 2010 on 20% revenue growth over fiscal year 2009 net revenue. The incremental bonus plan allocates differing amounts to executives based on their role and tenure at the company and range between 1% of any Adjusted EBITDA over the 20% margin target and 2.15% of such excess. In the event we achieve the targeted Adjusted EBITDA in actual dollar amount but such amount is less than 20% of net revenue, the compensation committee retains the discretion to award a bonus to our CEO, and our CEO retains the discretion to award bonuses to other officers, based on the amount by which Adjusted EBITDA exceeded the target in absolute dollars.

In January 2010, the compensation committee approved our Annual Incentive Plan, which will first become effective for fiscal year 2011. Under the Annual Incentive Plan, the compensation committee may award bonuses to our employees, including our executive offices, according to bonus targets and criteria set by the compensation committee in accordance with the Annual Incentive Plan. No bonus targets or criteria for bonuses for fiscal year 2011 have been set. The Annual Incentive Plan is designed to provide incentive compensation that is not subject to the deductibility limitation of Section 162(m) of the Internal Revenue Code of 1986.

Long-Term Equity Incentive Awards

The objective of our long-term, equity-based incentive awards is to align the interests of our executives, including our named executive officers, with the interests of our stockholders. Because vesting is based on continued employment, our equity-based incentive awards also encourage the retention of our executive officers through the vesting period of the awards. To reward and retain our executive officers in a manner that best aligns employees’ interests with stockholders’ interests, we use stock options as the primary incentive vehicles for long-term compensation. We believe that stock options are an effective tool for meeting our compensation goal of increasing long-term stockholder value because the value of stock options is closely tied to our future performance. Because our executive officers are able to profit from stock options only if our stock price increases relative to the stock option’s exercise price, we believe stock options provide meaningful incentives to them to achieve increases in the value of our stock over time. Following the completion of this offering, we expect our compensation committee to continue to oversee our long-term equity incentive program.

We grant stock options both at the time of initial hire and then through annual additional or “refresher” grants for key employees and employees approaching full vesting of prior grants. To date, there has been no set program for the award of refresher grants, and our board of directors retains discretion to make stock option awards to employees at any time, including in connection with the promotion of an employee, to reward an employee, for retention purposes or for other circumstances recommended by management. Refresher grants have generally been made shortly after the end of the fiscal year.

In determining the size of the long-term equity incentive awards to be granted to our executive officers, management and our board of directors take into account a number of factors, such as an executive officer’s relative job scope, the value of existing long-term equity incentive awards, individual performance history, prior contributions to us and the size of prior awards. Based upon these factors, our board of directors determines the size of the long-term equity incentive awards at levels it considers appropriate to create a meaningful opportunity for reward predicated on the creation of long-term stockholder value.

The exercise price of each stock option grant is the fair market value of our common stock on the grant date. For fiscal year 2009, the determination of the appropriate fair market value was made by the board of directors. Our board of directors approves option grants at its regular quarterly meetings and determines the fair market value of our common stock at each of these meetings. In the absence of a public trading market, the board considered numerous objective and subjective factors to determine its best estimate of the fair market value of our common stock as of the date of each option grant, including but, not limited to, the following: (i) our performance our growth rate and financial condition at the approximate time of the option grant; (ii) the stock price performance of a peer group; (iii) future financial projections; (iv) third party valuations of our common stock; and (v) the likelihood of achieving a liquidity event for the shares of common stock underlying these stock options, such as an initial public offering or sale of our company, given prevailing market conditions. We do not have any security ownership requirements for our executive officers. We believe these vesting schedules appropriately encourage long-term employment with our company while allowing our executives to realize compensation in line with the value they have created for our stockholders.

As a privately-held company, there has been no market for our common stock. Accordingly, in fiscal year 2009, we had no program, plan or practice pertaining to the timing of stock option grants to executive officers coinciding with the release of material non-public information. The compensation committee intends to adopt a formal policy regarding the timing of grants in connection with this offering.

Consistent with the above criteria, in July 2008, our board approved the grants of equity incentive awards to our executive officers for our fiscal year 2009. With the exception of the award to our CEO, these awards were recommended to the compensation committee by our CEO. In the case of our CEO, the equity incentive award was determined by the compensation committee. In all cases, our CEO and compensation committee considered each executive officer’s relative job scope, the value of existing long-term equity incentive awards, individual performance history, prior contributions to us and the size of prior grants in determining the size of the award. The awards were approved by the board of directors in July 2008.

For fiscal year 2010, the same procedure was followed. With the exception of the award to our CEO, executive officers’ equity incentive awards were recommended to the compensation committee by our CEO. In the case of our CEO, the equity incentive award was determined by the compensation committee. In all cases, our CEO and compensation committee considered the executive’s relative job scope, the value of existing long-term equity incentive awards, individual performance history, prior contributions to us and the size of prior grants in determining the size of the award. The awards were approved by the compensation committee and the board of directors at their respective July 2009 meetings.

The actual equity awards granted to our named executive officers in fiscal year 2009 are set forth in the “Fiscal Year 2009 Summary Compensation Table.”

Change in Control Benefits

Our equity incentive plan typically provides for full acceleration of vesting of outstanding stock options in the event of a change in control of our company, if the options are not assumed or substituted for by a successor. In the event stock options are assumed or substituted for, then 25% of the unvested shares subject to each option vest if the executive officer is terminated under circumstances described under “— Potential Payments Upon Termination Following Change in Control” following the change in control.

Perquisites and Other Personal Benefits

We do not view perquisites as a significant element of our executive compensation program currently, but do believe that they can be useful in attracting, motivating and retaining the executive talent for which we compete, and we may consider providing additional perquisites in the future. All future practices regarding perquisites will be approved and subject to periodic review by our compensation committee.

We provide the following benefits to our executive officers, generally on the same basis provided to all of our salaried employees:

•	health, dental insurance and vision coverage;

•	life insurance;

•	a medical and dependent care flexible spending account;

•	short- and long-term disability, accidental death and dismemberment insurance; and

•	a Section 401(k) plan.

We believe these benefits are consistent with those of companies with which we compete for executive talent.

Tax Considerations

We anticipate that our compensation committee will consider the potential future effects of Section 162(m) of the Internal Revenue Code on the compensation paid to our executive officers. Section 162(m) disallows a tax deduction for any publicly held corporation for individual compensation exceeding $1.0 million in any taxable year for our CEO and each of the other named executive officers (other than our chief financial officer), unless compensation is performance based. As our common stock is not currently publicly-traded, our compensation committee has not previously taken the deductibility limit imposed by Section 162(m) into consideration in setting compensation. However, we expect that our compensation committee will adopt a policy that, where reasonably practicable, would qualify the variable compensation paid to our executive officers for an exemption from the deductibility limitations of Section 162(m). For example, our Annual Incentive Plan, which will first take effect for fiscal year 2011, is designed to provide incentive compensation that is not subject to the limits of Section 162(m). In approving the amount and form of compensation for our executive officers in the future, our compensation committee will consider all elements of the cost to our company of providing such compensation, including the potential impact of Section 162(m). However, our compensation committee may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Fiscal Year 2009 Summary Compensation Table

The following table summarizes information regarding the compensation awarded to, earned by or paid to our chief executive officer, our chief financial officer and our other three most highly compensated executive officers during the fiscal year ended June 30, 2009. We refer to these individuals as our named executive officers.

				Non-Equity
			Option	Incentive Plan	All Other
Name and Principal	Fiscal		Awards	Compensation	Compensation	Total
Position	Year	Salary ($)	($)(1)	($)	($)(2)	($)

Douglas Valenti	2009	$451,500	$304,321	$386,243	$243	$1,142,307
Chief Executive Officer and Chairman
Bronwyn Syiek	2009	$394,000	$268,883	$319,743	$239	$982,865
President and Chief Operating Officer
Tom Cheli	2009	$315,000	$150,059	$238,298	$196	$703,553
Executive Vice President
Scott Mackley	2009	$315,000	$150,059	$294,458	$196	$759,713
Executive Vice President
Kenneth Hahn	2009	$330,000	$62,478	$174,290	$204	$566,972
Chief Financial Officer

(1)	Amounts shown in this column do not reflect dollar amounts actually received by our named executive officers. Instead, these amounts reflect the dollar amount recognized for financial statement reporting purposes for the referenced fiscal year, in accordance with the provisions of SFAS No. 123(R). Assumptions used in the calculation of these amounts are included in Note 10 to our consolidated financial statements included in this prospectus. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Our named executive officers will only realize compensation to the extent the trading price of our common stock is greater than the exercise price of such stock options.

(2)	All other compensation represents amounts we pay towards employee life insurance.

Grant of Plan-Based Awards

The following table provides information regarding all grants of plan-based awards that were made to or earned by our named executive officers during fiscal year 2009. Disclosure on a separate line item is provided for each grant of an award made to a named executive officer. The information in this table supplements the dollar value of stock options and other awards set forth in the “Fiscal Year 2009 Summary Compensation Table” by providing additional details about the awards.

The option grants to purchase our common stock set forth in the following table were made under our 2008 Equity Incentive Plan. The exercise price of options granted under the 2008 Equity Incentive Plan is equal to the fair market value of one share of our common stock on the date of grant, except that certain grants made to our CEO were granted with an exercise price equal to 110% of the fair market value of one share of our common stock on the date of grant. Under the 2008 Equity Incentive Plan, the exercise price may be paid in cash or, after the completion of this offering, in our common stock valued at fair market value on the exercise date or through a cashless exercise procedure involving a same-day sale of the purchased shares.

		Estimated
		Future		All Other
		Payouts		Option
		Under Non-		Awards:	Exercise or	Grant Date
		Equity		Number of	Base Price of	Fair Value of
		Incentive		Securities	Option	Stock and
		Plan Awards		Underlying	Awards	Option
Name	Grant Date	Target ($)		Options (#)	($/Sh)	Awards ($)(1)

Douglas Valenti	July 25, 2008			85,000	$10.28	$393,658
	May 30, 2008	$304,500	(2)
	May 30, 2008	$—	(3)
Bronwyn Syiek	July 25, 2008			125,000	$10.28	$578,163
	May 30, 2008	$238,000	(2)
	May 30, 2008	$—	(3)
Tom Cheli	July 25, 2008			75,000	$10.28	$346,898
	May 30, 2008	$187,200	(2)
	May 30, 2008	$—	(3)
Scott Mackley	July 25, 2008			75,000	$10.28	$346,898
	May 30, 2008	$187,200	(2)
	May 30, 2008	$—	(3)
Kenneth Hahn	July 25, 2008			50,000	$10.28	$231,563
	May 30, 2008	$113,000	(2)
	May 30, 2008	$—	(3)

(1)	Amounts represent the total fair value of stock options granted in fiscal year 2009, calculated in accordance with stock-based compensation expense guidance. See Note 10 to our consolidated financial statements included in this prospectus for a discussion of assumptions made in determining the grant date fair value and compensation expense of our stock options.

(2)	Represents the executive’s target bonus under our 2009 Bonus Plan as of the date of grant. The plan provides for individual bonus targets ranging from 29% of base salary to 67% of base salary. Payout of the bonuses was dependent on achievement against our plan for revenue growth and Adjusted EBITDA and, where applicable, the individual executives’ business unit’s achievement against that unit’s plan for revenue growth and Adjusted EBITDA, as further described in “Compensation Discussion and Analysis.” Actual payments for fiscal year 2009 are set forth in the “Fiscal Year 2009 Summary Compensation Table” above.

(3)	Represents the executive’s target bonus under our 2009 Incremental Bonus Plan as of the date of grant. The 2009 Incremental Bonus Plan paid out to the senior management team 15% of any Adjusted EBITDA in excess of our target of 20% Adjusted EBITDA margin for the year. The incremental bonus plan allocated differing amounts to executives based on their role and tenure at the company and ranged between 1% of any Adjusted EBITDA over the 20% margin target and 2.25% of such excess.

Outstanding Equity Awards at June 30, 2009

The following table presents information regarding outstanding equity awards held by our named executive officers as of June 30, 2009.

	Option Awards
		Number of
		Securities	Number of
		Underlying	Securities
		Unexercised	Underlying
		Options	Unexercised	Option
		Exercisable	Options	Exercise	Option Expiration
Name	Grant Date	(#)	Unexercisable (#)(1)	Price ($)	Date(2)

Douglas Valenti	July 25, 2008	—	85,000	$10.28	July 24, 2015
	January 31, 2007	99,687	65,313	$10.34	January 30, 2017
Bronwyn Syiek	July 25, 2008	—	125,000	$10.28	July 24, 2015
	May 31, 2007	52,083	47,917	$10.28	May 30, 2014
	May 17, 2006	77,083	22,917	$9.01	May 16, 2016
	September 23, 2005	93,750	6,250	$7.74	September 22, 2015
	May 20, 2005	185,000	—	$6.38	May 19, 2015
	July 28, 2004	150,000	—	$4.60	July 27, 2014
	November 19, 2003	100,000	—	$4.60	November 18, 2013
	September 11, 2001	150,000	—	$0.59	September 10, 2011
	June 28, 2000	45,000	—	$0.59	June 27, 2010
Tom Cheli	July 25, 2008	—	75,000	$10.28	July 24, 2015
	May 31, 2007	26,041	23,959	$10.28	May 30, 2014
	May 17, 2006	38,540	11,460	$9.01	May 16, 2016
	September 23, 2005	93,750	6,250	$7.74	September 22, 2015
	May 20, 2005	80,000	—	$6.38	May 19, 2015
	July 28, 2004	100,000	—	$4.60	July 27, 2014
	September 26, 2002	150,000	—	$1.50	September 25, 2012
	September 19, 2000	1,905	—	$0.59	September 18, 2010
Scott Mackley	July 25, 2008	—	75,000	$10.28	July 24, 2015
	May 31, 2007	26,041	23,959	$10.28	May 30, 2014
	May 17, 2006	38,540	11,460	$9.01	May 16, 2016
	September 23, 2005	93,750	6,250	$7.74	September 22, 2015
	May 20, 2005	80,000	—	$6.38	May 19, 2015
	July 28, 2004	120,000	—	$4.60	July 27, 2014
	July 22, 2003	100,000	—	$2.00	July 21, 2013
	April 4, 2002	42,292	—	$0.59	April 3, 2012
	March 15, 2001	6,667	—	$0.59	March 14, 2011
	June 28, 2000	8,334	—	$0.59	June 27, 2010
Kenneth Hahn	July 25, 2008	—	50,000	$10.28	July 24, 2015
	May 17, 2006	289,062	85,938	$9.01	May 16, 2016

(1)	Each stock option to our executive officers vests over a four-year period as follows: 25% of the shares underlying the option vest on the first anniversary of the date of the vesting commencement date, which is the date of grant, and the remainder of the shares underlying the option vest in equal monthly installments over the remaining 36 months thereafter. Each option also provides that 25% of the unvested shares subject to such option will vest if the executive is terminated without cause following a change in control.

(2)	In fiscal year 2007, our board of directors changed the default term of option grants to seven years.

Stock Option Exercises During Fiscal Year 2009

The following table shows information regarding option exercises by our named executive officers during fiscal year 2009.

Option Awards
	Number of	Value
	Shares	Realized on
	Acquired on	Exercise
Name	Exercise (#)	($)(1)

Tom Cheli	3,095	$29,991

(1)	The aggregate dollar value realized upon exercise of an option represents the difference between the aggregate fair market value of our common stock underlying the option on the date of exercise, which was determined by our board of directors to be approximately $10.28 per share, and the aggregate exercise price of the option.

Pension Benefits

We do not maintain any defined benefit pension plans.

Nonqualified Deferred Compensation

We do not maintain any nonqualified deferred compensation plans.

Potential Payments Upon Termination Following Change in Control

The following table sets forth quantitative estimates of the option acceleration benefits (25% of the unvested portion) that would have been received by the named executive officers pursuant to their option agreements if, within six months following a change in control, their employment had been terminated by us without cause or resigns for good reason (which includes actions by us to materially reduce the officer’s duties, salary or benefits, or relocate the officer’s business office to more than 50 miles away). These estimates assume the change in control transaction and termination both occurred on June 30, 2009.

Value of
Accelerated
Equity
Awards ($)
Name	(1)

Douglas Valenti	$—
Bronwyn Syiek	$1,984
Tom Cheli	$1,984
Scott Mackley	$1,984
Kenneth Hahn	$—

(1)	The aggregate dollar value realized in connection the acceleration of the equity awards represents the difference between the aggregate fair market value of our common stock underlying the accelerated options as of June 30, 2009, which was determined by our board of directors to be approximately $9.01 per share, and the aggregate exercise price of the accelerated options.

Offer Letter Agreements

We have also entered into offer letter agreements with each of our named executive officers, other than our CEO, in connection with their commencement of employment with us. These offer letter agreements typically include the executive officer’s initial base salary and stock option grant along with vesting provisions with respect to that initial stock option grant. The offer letters do not provide for severance. The offer letters require arbitration of certain disputes between the executive and us. With the exception of the arbitration provisions, we have no outstanding obligations under these agreements.

Proprietary Information and Inventions Agreements

Each of our named executive officers has entered into a standard form agreement with respect to proprietary information and inventions. Among other things, this agreement obligates each named executive officer to refrain from disclosing any of our proprietary information received during the course of employment and, with some exceptions, to assign to us any inventions conceived or developed during the course of employment.

Employee Benefit Plans

2008 Equity Incentive Plan

Our board of directors adopted and our stockholders approved the 2008 Equity Incentive Plan, as amended, or 2008 Plan, in January 2008, as a restatement and replacement of our prior 1999 Equity Incentive Plan originally adopted on July 1, 1999. The 2008 Plan provides for the grant of incentive stock options, nonstatutory stock options and restricted stock purchase awards. As of December 31, 2009, 3,382,316 shares of common stock had been issued upon the exercise of options granted under the 2008 Plan, options to purchase 11,504,767 shares of common stock were outstanding at a weighted average exercise price of $9.3429 per share and 587,717 shares remained available for future grant under the 2008 Plan. Upon the execution and delivery of the underwriting agreement for this offering, no further option or other stock award grants will be made under the 2008 Plan.

Administration.  Our board of directors administers the 2008 Plan. Our board of directors, however, may delegate this authority to a committee of two or more board members. The board of directors or a committee of the board of directors has the authority to construe, interpret, amend and modify the 2008 Plan, as well as to determine the terms of an option and a restricted stock purchase award. Our board of directors may amend or modify the 2008 Plan at any time. However, no amendment or modification shall adversely affect the rights and obligations with respect to outstanding stock awards unless the holder consents to that amendment or modification.

Eligibility.  The 2008 Plan permits us to grant stock options and restricted stock purchase awards to our employees, directors and consultants. A stock option may be an incentive stock option within the meaning of Section 422 of the Code or a nonstatutory stock option.

Stock Option Provisions Generally.  In general, the duration of a stock option granted under the 2008 Plan cannot exceed 10 years. The exercise price of an incentive stock option cannot be less than 100% of the fair market value of the common stock on the date of grant. The exercise price of a nonstatutory stock option cannot be less than 85% of the fair market value of the common stock on the date of grant. An incentive stock option may be transferred only on death, but a nonstatutory stock option may be transferred as permitted in an individual stock option agreement. Stock option agreements may provide that the stock options may be early exercised subject to our right of repurchase of unvested shares. In addition, our board of directors may reprice any outstanding option or, with the permission of the optionholder, may cancel any outstanding option and grant a substitute option.

Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to which incentive stock options are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. An incentive stock option granted to a person who at the time of grant owns or is deemed to own more than 10% of the total combined voting power of all classes of our outstanding stock or any of our affiliates must have a term of no more than five years and an exercise price that is at least 110% of fair market value at the time of grant.

Restricted Stock Purchase Awards Generally.  Restricted stock purchase awards may be granted in consideration for cash, check or past or future services actually rendered to us or our affiliates. Common stock acquired under such awards may, but need not, be subject to forfeiture in accordance with a vesting schedule. The purchase price for restricted stock purchase awards may not be less than 110% of the fair market value in the case of awards granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of the total combined voting power of all classes of our outstanding stock or any of our affiliates.

Effect on Stock Awards of Certain Corporate Transactions.  If we dissolve or liquidate, then outstanding stock options and restricted stock purchase awards under the 2008 Plan will terminate immediately prior to such dissolution or liquidation. In the event of an asset sale or merger, the surviving or acquiring corporation may assume outstanding stock awards, or may substitute substantially equivalent awards that preserve the spread existing at the time of the transaction for outstanding stock options. If the surviving or acquiring corporation elects not to assume or substitute for outstanding stock awards, then the stock awards will terminate upon the consummation of the transaction. The plan administrator may provide for additional vesting of outstanding awards, either at the time of grant or at any time while the award remains outstanding.

Other Provisions.  If there is a transaction or event which changes our stock that does not involve our receipt of consideration, such as a merger, consolidation, reorganization, stock dividend or stock split, our board of directors will appropriately adjust the class and the maximum number of shares subject to the 2008 Plan and to outstanding stock awards to prevent the dilution or endangerment of benefits thereunder.

2010 Equity Incentive Plan

Our board of directors adopted the 2010 Equity Incentive Plan, or 2010 Incentive Plan, in November 2009 and our stockholders approved the 2010 Incentive Plan in January 2010. The 2010 Incentive Plan will become effective immediately upon the execution and delivery of the underwriting agreement for this offering. The 2010 Incentive Plan will terminate on November 16, 2019, unless sooner terminated by our board of directors.

Stock Awards.  The 2010 Incentive Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights, performance-based stock awards, and other forms of equity compensation, or collectively, stock awards, all of which may be granted to employees, including officers, non-employee directors and consultants. In addition, the 2010 Incentive Plan provides for the grant of performance cash awards. Incentive stock options may be granted only to employees. All other awards may be granted to employees, including officers, non-employee directors and consultants.

Share Reserve.  Following this offering, the aggregate number of shares of our common stock that may be issued initially pursuant to stock awards under the 2010 Incentive Plan is the number of shares reserved for future issuance under the 2008 Plan at the time of the execution and delivery of the underwriting agreement for this offering, plus any shares subject to outstanding stock awards granted under the 2008 Plan that expire or terminate for any reason prior to their exercise or settlement. The number of shares of our common stock reserved for issuance will automatically increase on July 1st of each year, from July 1, 2010 through July 1, 2019, by five percent of the total number of shares of our common stock outstanding on the last day of the preceding fiscal year, unless our board of directors determines that the share increase shall be a lesser number. The maximum number of shares that may be issued pursuant to the exercise of incentive stock options under the 2010 Incentive Plan is 30,000,000.

If a stock award granted under the 2010 Incentive Plan expires or otherwise terminates without being exercised in full, or is settled in cash, the shares of our common stock not acquired pursuant to the stock award again become available for subsequent issuance under the 2010 Incentive Plan. In addition, the following types of shares under the 2010 Incentive Plan may become available for the grant of new stock awards under the 2010 Incentive Plan (a) shares that are forfeited to or repurchased by us prior to becoming fully vested, (b) shares withheld to satisfy income or employment withholding taxes, (c) shares used to pay the exercise price of an option in a net exercise arrangement and (d) shares tendered to us to pay the exercise price of an option. Shares issued under the 2010 Incentive Plan may be previously unissued shares or reacquired shares bought on the open market. As of the date hereof, none of our common stock have been issued under the 2010 Incentive Plan.

Administration.  Our board of directors has delegated its authority to administer the 2010 Incentive Plan to our compensation committee. Subject to the terms of the 2010 Incentive Plan, our board of directors or an authorized committee, referred to as the plan administrator, determines recipients, dates of grant, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting and the fair market value applicable to a stock award. Subject to the limitations set forth below, the plan administrator will also determine the exercise price of options granted, the consideration to be paid for restricted stock awards and the strike price of stock appreciation rights.

The compensation committee has the authority to reprice any outstanding stock award under the 2010 Incentive Plan. The compensation committee may also cancel and re-grant any outstanding stock award with the consent of any affected participant.

Stock Options.  Incentive and nonstatutory stock options are granted pursuant to incentive and nonstatutory stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2010 Incentive Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2010 Incentive Plan vest at the rate specified by the plan administrator.

The plan administrator determines the term of stock options granted under the 2010 Incentive Plan, up to a maximum of 10 years, except in the case of certain incentive stock options, as described below. Unless the terms of an optionee’s stock option agreement provide otherwise, if an optionee’s relationship with us, or any of our affiliates, ceases for any reason other than disability or death, the optionee may exercise any vested options for a period of three months following the cessation of service. If an optionee’s service relationship with us, or any of our affiliates, ceases due to disability or death, or an optionee dies within a certain period following cessation of service, the optionee or a beneficiary may generally exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. The option term may be extended in the event that exercise of the option following termination of service is prohibited by applicable securities laws. In no event, however, may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (a) cash, check, bank draft or money order, (b) a broker-assisted cashless exercise, (c) the tender of shares of common stock previously owned by the optionee, (d) a net exercise of the option and (e) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionee may designate a beneficiary, however, who may exercise the option following the optionee’s death.

Tax Limitations on Incentive Stock Options.  Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of our common stock with respect to incentive stock options that are exercisable for the first time by an optionee during any calendar year under all of our stock plans may not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (a) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (b) the term of the incentive stock option does not exceed five years from the date of grant.

Restricted Stock Awards.  Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the plan administrator. Restricted stock awards may be granted in consideration for (a) cash, check, bank draft or money order, (b) past or future services rendered to us or our affiliates, or (c) any other form of legal consideration. Common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule to be determined by the plan administrator. Rights to acquire shares under a restricted stock award may be transferred only upon such terms and conditions as set by the plan administrator.

Restricted Stock Unit Awards.  Restricted stock unit awards are granted pursuant to restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Stock Appreciation Rights.  Stock appreciation rights are granted pursuant to stock appreciation rights agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to the product of (a) the excess of the per share fair market value of our common stock on the date of exercise over the strike price, multiplied by (b) the number of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the 2010 Incentive Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

The plan administrator determines the term of stock appreciation rights granted under the 2010 Incentive Plan, up to a maximum of 10 years. If a participant’s service relationship ceases with us, or any of our affiliates, then the participant, or the participant’s beneficiary, may exercise any vested stock appreciation right for three months (or such longer or shorter period specified in the stock appreciation right agreement) after the date such service relationship ends or the expiration of the term set forth in the award agreement. In no event, however, may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards.  The 2010 Incentive Plan permits the grant of performance-based stock and cash awards that may qualify as performance-based compensation that is not subject to the $1,000,000 limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m). To assure that the compensation attributable to performance-based stock awards will so qualify, our compensation committee can structure such awards so that stock will be issued or paid pursuant to such award only upon the achievement of certain pre-established performance goals during a designated performance period.

Other Stock Awards.  The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the award and all other terms and conditions of such awards.

Grants to Non-Employee Directors.  Under the 2010 Incentive Plan, our compensation committee may grant nonstatutory stock options to non-employee members of our board of directors over their period of service on our board of directors.

Changes to Capital Structure.  In the event that there is a specified type of change in our capital structure, such as a stock split, appropriate adjustments will be made to (a) the number of shares reserved under the 2010 Incentive Plan, (b) the maximum number of shares by which the share reserve may increase automatically each year, (c) the class and maximum number of shares that may be issued upon the exercise of incentive stock options and (d) the number of shares and exercise price or strike price, if applicable, of all outstanding stock awards.

Corporate Transactions.  In the event of certain significant corporate transactions, then our board of directors has the discretion to take any of the following actions with respect to stock awards:

•	arrange for the assumption, continuation, or substitution of a stock award by a surviving or acquiring entity or parent company;

•	arrange for the assignment of any reacquisition right held by us to the surviving or acquiring entity;

•	accelerate the vesting of a stock award and provide for its termination prior to the effective time of the corporate transaction;

•	arrange for the lapse of any reacquisition or repurchase rights held by us;

•	cancel or arrange for the cancellation of the stock award in exchange for such cash consideration, if any, as our board may deem appropriate; or

•	provide for the surrender of a stock award in exchange for a payment equal to the excess of (a) the value of the property that the optionee would have received upon exercise of the stock award over (b) the exercise price otherwise payable in connection with the stock award.

Our board of directors is not obligated to treat all stock awards, even those that are of the same type, in the same manner.

Changes in Control.  Our board of directors has the discretion to provide that a stock award under the 2010 Incentive Plan will immediately vest as to all or any portion of the shares subject to the stock award (a) immediately upon the occurrence of certain specified change in control transactions, whether or not such stock award is assumed, continued or substituted by a surviving or acquiring entity in the transaction or (b) in the event a participant’s service with us or a successor entity is terminated actually or constructively within a designated period following the occurrence of certain specified change in control transactions. Stock awards held by participants under the 2010 Incentive Plan will not vest automatically on such an accelerated basis unless specifically provided by the participant’s applicable award agreement.

2010 Non-Employee Directors’ Stock Award Plan

Our board of directors adopted the Non-Employee Directors’ Stock Award Plan, or Directors’ Plan, in November 2009 and our stockholders approved the Directors’ Plan in January 2010. The Directors’ Plan will become effective immediately upon the execution and delivery of the underwriting agreement for this offering. The Directors’ Plan will terminate at the discretion of our board of directors. The Directors’ Plan provides for the automatic grant of nonstatutory stock options to purchase shares of our common stock to our non-employee directors. The Directors’ Plan also provides for the discretionary grant of restricted stock units.

Share Reserve.  An aggregate of 300,000 shares of our common stock are reserved for issuance under the Directors’ Plan. This amount will be increased annually on July 1, from 2010 until 2019, by the sum of 200,000 shares and the aggregate number of shares of our common stock subject to awards granted under the Directors’ Plan during the immediately preceding fiscal year. However, our board of directors will have the authority to designate a lesser number of shares by which the share reserve will be increased.

Shares of our common stock subject to stock awards that have expired or otherwise terminated under the Directors’ Plan without having been exercised in full shall again become available for grant under the Directors’ Plan. Shares of our common stock issued under the Directors’ Plan may be previously unissued shares or reacquired shares bought on the market or otherwise. If the exercise of any stock option granted under the Directors’ Plan is satisfied by tendering shares of our common stock held by the participant, then the number of shares tendered shall again become available for the grant of awards under the Directors’ Plan. In addition, any shares reacquired to satisfy income or employment withholding taxes shall again become available for the grant of awards under the Directors’ Plan.

Administration.  Our board of directors has delegated its authority to administer the Directors’ Plan to our compensation committee.

Stock Options.  Stock options will be granted pursuant to stock option agreements. The exercise price of the options granted under the Directors’ Plan will be equal to 100% of the fair market value of our common stock on the date of grant. Initial grants vest in equal monthly installments over three years after the date of grant and annual grants vest in equal monthly installments over 12 months after the date of grant.

In general, the term of stock options granted under the Directors’ Plan may not exceed seven years. Unless the terms of an option holder’s stock option agreement provides otherwise, if an optionholder’s service relationship with us, or any affiliate of ours, ceases due to death or disability, then the optionholder or his or her beneficiary may exercise any vested options for a period of 12 months in the event of disability and

18 months in the event of death. If an optionholder’s service with us, or any affiliate, ceases for any other reason, the optionholder may exercise the vested options for up to six months following cessation of service.

Acceptable consideration for the purchase of our common stock issued under the Directors’ Plan may include cash, a “net” exercise, common stock previously owned by the optionholder or a program developed under Regulation T as promulgated by the Federal Reserve Board.

Generally, an optionholder may not transfer a stock option other than by will or the laws of descent and distribution. However, an optionholder may transfer an option under certain circumstances with our written consent if a Form S-8 registration statement is available for the exercise of the option and the subsequent resale of the shares. In addition, an optionholder may designate a beneficiary who may exercise the option following the optionholder’s death.

Non-discretionary Grants

•	Initial Grant. Any person who becomes a non-employee director after the completion of this offering will automatically receive an initial grant of an option to purchase 20,000 shares of our common stock upon his or her election or appointment, subject to adjustment by our board of directors from time to time. These options will vest in equal monthly installments over four years. These initial grants may also be issued in the form of restricted stock awards if so determined by our board of directors.

•	Annual Grant. In addition, any person who is a non-employee director on the date of each annual meeting of our stockholders automatically will be granted, on the annual meeting date, beginning with our 2010 annual meeting, an option to purchase 20,000 shares of our common stock, or the annual grant, subject to adjustment by our board of directors from time to time. These options will vest in equal monthly installments over 12 months. These annual grants may also be issued in the form of restricted stock unit awards if so determined by our board of directors.

Discretionary Grants

In addition to the non-discretionary grants noted above, our board of directors may grant stock awards to one or more non-employee directors in such numbers and subject to such other provisions as it shall determine. These awards may be in the form of stock options or restricted stock awards and shall vest pursuant to vesting schedules to be determined by our board of directors in its sole discretion.

Changes to Capital Structure.  In the event there is a specified type of change in our capital structure not involving the receipt of consideration by us, such as a stock split or stock dividend, the number of shares reserved under the Directors’ Plan, the maximum number of shares by which the share reserve may increase automatically each year, the number of shares subject to the initial and annual grants and the number of shares and exercise price of all outstanding stock options will be appropriately adjusted.

Change in Control Transactions.  In the event of certain change in control transactions, the vesting of options held by non-employee directors whose service is terminated generally will be accelerated in full.

Plan Amendments.  Our board of directors will have the authority to amend or terminate the Directors’ Plan. However, no amendment or termination of the directors’ plan will adversely affect any rights under awards already granted to a participant unless agreed to by the affected participant. We will obtain stockholder approval of any amendment to the Directors’ Plan that is required by applicable law.

401(k) Plan

We maintain a defined contribution employee retirement plan, or 401(k) plan, for our employees. Our executive officers are also eligible to participate in the 401(k) plan on the same basis as our other employees. The 401(k) plan is intended to qualify as a tax-qualified plan under Section 401(k) of the Code. The plan provides that each participant may contribute up to the statutory limit, which is $16,500 for calendar year 2009. Participants that are 50 years or older can also make “catch-up” contributions, which in calendar year 2009 may be up to an additional $5,500 above the statutory limit. The plan permits us to make discretionary contributions and matching contributions, subject to established limits and a vesting schedule. In fiscal year 2009, we did not make any discretionary or matching contributions on behalf of our named executive officers.

Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation, which will be in effect upon the completion of this offering, contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by the Delaware General Corporation Law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated bylaws to be in effect upon completion of this offering require us to indemnify our directors and executive officers to the maximum extent not prohibited by the Delaware General Corporation Law or any other applicable law and allow us to indemnify other officers, employees and other agents as set forth in the Delaware General Corporation Law or any other applicable law.

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated bylaws. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, penalties fines and settlement amounts actually and reasonably incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request, including liability arising out of negligence or active or passive wrongdoing by the officer or director. We believe that these charter provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers or persons controlling us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a summary of transactions, during our last three fiscal years, to which we have been a party in which the amount involved exceeded $120,000 and in which any of our executive officers, directors or beneficial holders of more than 5% of our capital stock had or will have a direct or indirect material interest, other than compensation arrangements which are described under the section of this prospectus entitled “Management — Compensation Discussion and Analysis.”

Repurchases of Securities

The following table summarizes shares of our common stock we repurchased from certain of our executive officers since July 1, 2006. We have not repurchased shares of common stock from any of our directors or holders of more than 5% of our capital stock since July 1, 2006.

Executive Officers	Shares Repurchased

Bronwyn Syiek	198,480
Tom Cheli	150,000
Scott Mackley	50,000
Price per share	$10.28
Date of repurchase	10/18/07

We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

Second Amended and Restated Investor Rights Agreement

We have entered into an investor rights agreement with the purchasers of our outstanding convertible preferred stock, including entities with which certain of our directors are affiliated. As of December 31, 2009, the holders of 21,176,533 shares of our common stock, including the common stock issuable upon the conversion of our preferred stock, are entitled to rights with respect to the registration of their shares following this offering under the Securities Act. For a description of these registration rights, see “Description of Capital Stock — Registration Rights.”

In addition, the election of the members of our board of directors is governed by certain provisions contained in our investor rights agreement. The holders of a majority of our Series A preferred stock, voting as a separate series, have designated Gregory Sands and James Simons for election to our board of directors. The holders of a majority of our Series B preferred stock, voting as a separate series, have designated Glenn Solomon for election to our board of directors. The holders of a majority of our common stock and preferred stock, voting together as a class on as-converted basis, have designated Douglas Valenti, William Bradley, John McDonald and Dana Stalder. Upon the closing of this offering, the board election voting provisions contained in the investor rights agreement will terminate and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.

Offer Letters and Proprietary Information and Inventions Agreements

We have entered into at-will offer letters and proprietary information and inventions agreements with our executive officers. For more information regarding these agreements, see “Executive Compensation — Offer Letter Agreements” and “Executive Compensation — Proprietary Information and Inventions Agreements.”

Other Transactions

Katrina Boydon serves as our Vice President of Content and Compliance and is the sister of Bronwyn Syiek, our President and Chief Operating Officer. Ms. Boydon’s fiscal year 2010 base salary is $192,938 per year, and she has a fiscal year 2010 target bonus of $67,170. In fiscal years 2007, 2008 and 2009, Ms. Boydon received a base salary of $140,000 (later increased to $158,000), $165,000 (later increased to $175,000) and

$183,750 per year, respectively, and a bonus payout of $46,000, $45,000 and $51,381, respectively. In fiscal years 2007, 2008, 2009 and 2010, Ms. Boydon was granted options to purchase an aggregate of 64,000, 20,000, 30,000 and 45,000 shares of our common stock, respectively.

Rian Valenti serves as a client sales and development associate and is the son of Douglas Valenti, our Chief Executive Officer and Chairman. Mr. Rian Valenti’s fiscal year 2010 base salary is $54,000 per year, and he has a fiscal year 2010 commission opportunity of $45,000. Mr. Rian Valenti joined us in fiscal year 2009 with a base salary of $52,000. In fiscal year 2009, Mr. Rian Valenti received an aggregate of $2,000 in commissions. In fiscal year 2009, Mr. Rian Valenti was granted an option to purchase an aggregate of 1,500 shares of our common stock.

We had a preferred publisher agreement with Remilon LLC, an online publishing entity, one of whose primary owners is Ben Wilson, the brother-in-law of Tom Cheli, our Executive Vice President. We have been advised that Mr. Wilson owns one third of the equity interests of Remilon. Under the preferred publisher agreement, we paid commissions for qualified leads generated from links on Remilon’s website. We paid commissions to Remilon for fiscal years 2007, 2008 and 2009 and the six months ended December 31, 2008 and 2009 of $3,109,000, $3,070,000, $4,204,000, $1,946,000 and $2,226,000, respectively. Based solely on our understanding of Mr. Wilson’s ownership interest in Remilon, and without regard to the amount of profit or loss and any contractual arrangements among the owners of Remilon, Mr. Wilson’s interest in the commissions paid to Remilon for fiscal years 2007, 2008 and 2009 and the six months ended December 31, 2009 was approximately $1,036,333, $1,023,333, $1,401,333 and $742,000, respectively. We believe these commissions were comparable to those that would be payable in arms-length dealings with an unrelated third party. This contract expired in October 2009.

We have granted stock options to our executive officers and certain of our directors. For a description of these options, see “Executive Compensation — Outstanding Equity Awards at June 30, 2009.” Each stock option issued to our executive officers provides that 25% of the unvested shares subject to such option will vest if the executive is terminated without cause following a change in control.

We have entered into indemnification agreements with each of our directors and executive officers. These indemnification agreements require us to indemnify each of our directors and executive officers to the fullest extent permitted by Delaware law. See “Management — Limitation of Liability and Indemnification.”

Policies and Procedures for Transactions with Related Persons

Our board of directors has adopted a written related person transaction policy, which sets forth the policies and procedures for the review and approval or ratification of related person transactions. This policy covers any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, the amount involved exceeds $60,000 and a related person had or will have a direct or indirect material interest. While the policy covers related party transactions in which the amount involved exceeds $60,000, only related party transactions in which the amount involved exceeds $120,000 will be required to be disclosed in applicable filings as required by the Securities Act, Exchange Act and related rules. Our board of directors intends to set the $60,000 threshold for approval of related party transactions in the policy at an amount lower than that which is required to be disclosed under the Securities Act, Exchange Act and related rules because we believe it is appropriate for our audit committee to review transactions or potential transactions in which the amount involved exceeds $60,000, as opposed to $120,000. Pursuant to this policy, our audit committee will (i) review the relevant facts and circumstances of each related party transaction, including if the transaction is on terms comparable to those that could be obtained in arm’s-length dealings with an unrelated third-party and the extent of the related party’s interest in the transaction and (ii) take into account the conflicts of interest and corporate opportunity provisions of our code of business conduct and ethics. Management will present to our audit committee each proposed related party transaction, including all relevant facts and circumstances relating thereto, and will update the audit committee as to any material changes to any related party transaction.

All related party transactions may only be consummated if our audit committee has approved or ratified such transaction in accordance with the guidelines set forth in the policy. Certain types of transactions are not subject to the policy, including: (i) compensation arrangements approved by our Compensation Committee; (ii) transactions in the ordinary course of business where the related party’s interest arises only (a) from his or her position as an employee (other than a position as an executive officer, partner, principal or similar control position) of another entity that is party to the transaction or (b) from an equity interest of less than 5% in another entity that is party to the transaction; and (iii) transactions in the ordinary course of business where the interest of the related party arises solely from the ownership of a class of equity securities in our company where all holders of such class of equity securities will receive the same benefit on a pro rata basis. No director may participate in the approval of a related party transaction for which he or she is a related party.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of December 31, 2009, and as adjusted to reflect the sale of 10,000,000 shares of common stock in this offering, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our current officers and directors as a group; and

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock.

The percentage ownership information shown in the table is based upon 34,912,597 shares of common stock outstanding as of December 31, 2009 and assuming the conversion of all outstanding shares of our preferred stock as of December 31, 2009. The table shows the percentage ownership following the issuance of 10,000,000 shares of common stock in this offering. The percentage ownership information assumes no exercise of the underwriters’ over-allotment option.

We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include common stock issuable pursuant to the exercise of stock options that are either immediately exercisable or exercisable on or before March 1, 2010, which is 60 days after December 31, 2009. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o QuinStreet, Inc., 1051 East Hillsdale Blvd., Foster City, California 94404.

		Percentage of Outstanding
		Shares Beneficially Owned
	Number of Shares	Before the	After the
Name of Beneficial Owner	Beneficially Owned	Offering	Offering

5% Stockholders:
Douglas Valenti(1)	6,393,475	18.2%	14.2%
Entities affiliated with Split Rock Partners(2)	5,682,951	16.3%	12.7%
10400 Viking Drive. Suite 550
Minneapolis, MN 55344
Entities affiliated with Sutter Hill Ventures(3)	3,655,681	10.5%	8.1%
755 Page Mill Road, Suite A-200
Palo Alto, CA 94304-1005
Entities affiliated with GGV Capital(4)	2,666,975	7.6%	5.9%
2494 Sand Hill Road, Suite 100
Menlo Park, CA 94025
W Capital Partners II, L.P.(5).	2,376,228	6.8%	5.3%
One East 52nd Street, 5th Floor
New York, NY 10022
Entities affiliated with Catterton Partners(6)	2,033,899	5.8%	4.5%
599 West Putnam Avenue
Greenwich, CT 06830
Entities affiliated with Partech International(7)	1,913,620	5.5%	4.3%
50 California Street, #3200
San Francisco, CA 94111
Directors and Named Executive Officers:
Douglas Valenti(1)	6,393,475	18.2%	14.2%
Bronwyn Syiek(8)	858,502	2.4%	1.9%
Kenneth Hahn(9)	321,353	*	*
Tom Cheli(10)	479,269	1.4%	1.1%
Scott Mackley(11)	610,935	1.7%	1.3%
William Bradley(12)	204,000	*	*
John McDonald(13)	214,000	*	*
Gregory Sands(14)	3,779,990	10.8%	8.4%
James Simons(15)	5,707,951	16.3%	12.7%
Glenn Solomon(16)	2,691,975	7.7%	6.0%
Dana Stalder(17)	228,900	*	*
All officers and directors as a group (16 persons)(18)	22,279,444	57.6%	45.8%

*	Represents beneficial ownership of less than one percent (1%) of the outstanding common stock.

(1)	Includes 3,985,738 shares held by The Valenti Living Trust of which Mr. Valenti and his wife, Terri Valenti, are co-trustees, 2,240,000 shares held by DJ & TL Valenti Investments, LP, of which The Valenti Living Trust is the general partner, and 6,905 shares held by Mr. Valenti and his immediate family members. Each of Mr. Valenti and Terri Valenti have voting and investment power with respect to the shares held by The Valenti Living Trust and share beneficial ownership in such shares. Each of Mr. Valenti and Terri Valenti also have voting and investment power with respect to the shares held by DJ and TL Valenti Investments, LP, through their control as co-trustees of the general partner, The Valenti Living Trust. Also includes stock options exercisable for 160,832 shares of our common stock within 60 days of December 31, 2009.

(2)	Consists of 5,561,627 shares held by SPVC V, LLC and 121,324 shares held by SPVC Affiliates Fund I, LLC. Split Rock Partners, LLC, together with Vestbridge Partners, LLC, is the manager of SPVC V, LLC and SPVC Affiliates Fund I, LLC, however, voting and investment power are delegated solely to Split Rock Partners, LLC. Michael Gorman, James Simons, David Stassen and Allan Will, as managing directors of Split Rock Partners, LLC, share voting and investment power with respect to the shares held by SPVC V, LLC and SPVC Affiliates Fund I, LLC and disclaim beneficial ownership of such shares except to the extent of any pecuniary interest therein.

(3)	Consists of 3,509,543 shares held by Sutter Hill Ventures, LP, 104,764 shares held by Sutter Hill Entrepreneurs Fund (QP), LP and 41,374 shares held by Sutter Hill Entrepreneurs Fund (AI), LP. Gregory Sands, David L. Anderson, G. Leonard Baker, Jr., Jeffrey W. Bird, Tench Coxe, James C. Gaither, Andrew T. Sheehan, Michael L. Speiser, David E. Sweet, James N. White and William H. Younger, Jr. share voting and investment power over these shares and disclaim beneficial ownership of such shares except to the extent of any pecuniary interest therein.

(4)	Consists of 1,493,068 shares held by Granite Global Ventures III L.P., 1,114,187 shares held by Granite Global Ventures II L.P., 36,401 shares held by GGV III Entrepreneurs Fund L.P. and 23,319 shares held by GGV II Entrepreneurs Fund L.P. Granite Global Ventures III L.L.C. is the General Partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Mr. Solomon, Mr. Ng, Mr. Nada, Mr. Bonham, Mr. Foo, Ms. Lee, Mr. Zhan and Ms. Jin share voting and investment authority over the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P., and disclaim beneficial ownership of such shares except to the extent of any pecuniary interest therein. Granite Global Ventures II L.L.C. is the General Partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. Mr. Solomon, Mr. Ng, Mr. Nada, Mr. Bonham, Mr. Foo and Ms. Lee share voting and investement power over the shares held by Granite Global Ventures II L.P. and GGV Entrepreneurs Fund L.P., and disclaim beneficial ownership of such shares except to the extent of any pecuniary interest therein.

(5)	The sole general partner of W Capital Partners II, L.P. is WCP GP II, L.P. and the sole general partner of WCP GP II, L.P. is WCP GP II, LLC. The managing members of WCP GP II, LLC exercise voting and investment power over securities held by W Capital Partners II, L.P. The managing members of WCP GP II, LLC are Stephen Wertheimer, David Wachter and Robert Migliorino, each of whom disclaims beneficial ownership of the securities held by W Capital Partners II, L.P., except to the extent of any pecuniary interest therein.

(6)	Consists of 904,937 shares held by Catterton Partners IV, L.P., 762,885 shares held by Catterton Partners IV Offshore, L.P., 317,263 shares held by Catterton Partners IV-A, L.P., 26,695 shares held by Catterton Partners IV Special Purpose, L.P. and 22,119 shares held by Catterton Partners IV-B, L.P. Catterton Managing Partner IV, L.L.C. is the general partner of Catterton Partners IV, L.P., Catterton Partners IV-A, L.P. and Catterton Partners IV-B, L.P. and the managing general partner of Catterton Partners IV Special Purpose, L.P. and Catterton Partners IV Offshore, L.P. CP4 Principals, L.L.C. is the Managing Member of Catterton Managing Partner IV, L.L.C. CP4 Principals is managed by a managing board. The members of the managing board are J. Michael Chu and Scott A. Dahnke. These individuals disclaim beneficial ownership of such shares except to the extent of any pecuniary interest therein.

(7)	Consists of 642,226 shares held by Partech International Growth II LLC, 513,783 shares held by Partech International Growth III LLC, 385,866 shares held by Partech U.S. Partners IV LLC, 128,446 shares held by Partech International Growth I LLC, 205,513 shares held by AXA Growth Capital II L.P., 25,689 shares held by Double Black Diamond II LLC and 12,097 shares held by PAR SF II LLC. Vincent Worms has sole voting and investment authority over all such shares. Mr. Worms disclaims beneficial ownership of all such shares except to the extent of any pecuniary interest therein.

(8)	Includes 4,760 shares held in a trust for the benefit of Ms. Syiek’s stepdaughter for which Ms. Syiek is the custodian. Also includes stock options exercisable for 817,976 shares of our common stock within 60 days of December 31, 2009.

(9)	Represents stock options exercisable for shares of our common stock within 60 days of December 31, 2009.

(10)	Includes stock options exercisable for 472,279 shares of our common stock within 60 days of December 31, 2009.

(11)	Includes stock options exercisable for 568,228 shares of our common stock within 60 days of December 31, 2009.

(12)	Includes stock options exercisable for 200,000 shares of our common stock within 60 days of December 31, 2009.

(13)	Includes 14,000 shares held in a family trust of which Mr. McDonald is a trustee. Also, includes stock options exercisable for 200,000 shares of our common stock within 60 days of December 31, 2009.

(14)	Includes 77,612 shares held in family trusts for which Mr. Sands and his spouse are trustees, 6,785 shares held in a charitable remainder unitrust for which Mr. Sands is the trustee and 14,912 shares held in irrevocable trusts for the benefit of Mr. Sands’ minor children. Also includes 3,509,543 shares held by Sutter Hill Ventures, LP, 104,764 shares held by Sutter Hill Entrepreneurs Fund (QP), LP and 41,374 shares held by Sutter Hill Entrepreneurs Fund (AI), LP. Mr. Sands is a Managing Director of Sutter Hill Ventures. Mr. Sands disclaims beneficial ownership of the shares held by Sutter Hill Ventures except to the extent of his proportionate pecuniary interest therein. Also includes stock options exercisable for 25,000 shares of our common stock within 60 days of December 31, 2009.

(15)	Includes 5,561,627 shares held by SPVC V, LLC and 121,324 shares held by SPVC Affiliates Fund I, LLC. Mr. Simons is a Managing Director of Split Rock Partners LLC, the manager of SPVC V, LLC and SPVC Affiliates Fund I, LLC. Mr. Simons, together with Mr. Gorman, Mr. Stassen and Mr. Will share voting and investment power with respect to the shares held by SPVC V, LLC and SPVC Affiliates Fund I, LLC. Mr. Simons disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest therein. Also includes stock options exercisable for 25,000 shares of our common stock within 60 days of December 31, 2009.

(16)	Includes 1,493,068 shares held by Granite Global Ventures III L.P., 1,114,187 shares held by Granite Global Ventures II L.P., 36,401 shares held by GGV III Entrepreneurs Fund L.P. and 23,319 shares held by GGV II Entrepreneurs Fund L.P. Mr. Solomon is a Managing Director of Granite Global Ventures III L.L.C., the General Partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. He is also a Managing Director of Granite Global Ventures II, L.L.C., the General Partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. Mr. Solomon, Mr. Ng, Mr. Nada, Mr. Bonham, Mr. Foo, Ms. Lee, Mr. Zhuo and Ms. Jin share voting and investment authority over the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Mr. Solomon, Mr. Ng, Mr. Nada, Mr. Bonham, Mr. Foo and Ms. Lee share voting and investment authority over the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. Mr. Solomon disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest therein. Does not include a maximum of 34,257 shares held by entities affiliated with Partech International. Mr. Solomon was associated with Partech International prior to joining GGV Capital. These shares represent Mr. Solomon’s maximum pecuniary interest in the shares held by entities affiliated with Partech International. Mr. Solomon has no voting or investment authority over these shares. Also includes stock options exercisable for 25,000 shares of our common stock within 60 days of December 31, 2009.

(17)	Includes 3,900 shares held in a family trust for which Mr. Stalder is the trustee. Also includes stock options exercisable for 225,000 shares of our common stock within 60 days of December 31, 2009.

(18)	Includes stock options exercisable for an aggregate of 3,753,768 shares of our common stock within 60 days of December 31, 2009 that are held by our directors and officers as a group.

DESCRIPTION OF CAPITAL STOCK

General

Upon the completion of this offering, our amended and restated certificate of incorporation will authorize us to issue up to 100,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share. The following information reflects the filing of our amended and restated certificate of incorporation and the conversion of all outstanding shares of our preferred stock into shares of common stock immediately prior to the completion of this offering.

As of December 31, 2009, there were outstanding:

•	34,912,597 shares of common stock held by approximately 304 stockholders of record; and

•	11,504,767 shares of common stock issuable upon the exercise of outstanding stock options pursuant to our 2008 Equity Incentive Plan and having a weighted average exercise price of $9.3429 per share.

All of our issued and outstanding shares of common stock and convertible preferred stock are duly authorized, validly issued, fully paid and non-assessable. Our shares of common stock are not redeemable and, following the closing of this offering, will not have preemptive rights.

The following description of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect upon the completion of this offering. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

Common Stock

Dividend Rights.  Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Voting Rights.  Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors.

Liquidation.  In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences.  Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Preferred Stock

Upon the completion of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control of our company or other corporate action. Upon the completion of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Registration Rights

Demand Registration Rights.  After 180 days following the completion of this offering (subject to extension under certain circumstances), the holders of approximately 21,176,533 shares of our common stock will be entitled to certain demand registration rights. At any time, the holders of a majority of such shares can, on not more than one occasion in any 12-month period, request that we register all or a portion of their shares. If we are eligible to register such demand registration on Form S-3, the request for registration must cover that at least that number of shares with an anticipated gross aggregate offering price of at least $1,000,000. If we are able to register the sale of shares pursuant to these demand rights on Form S-1 but not Form S-3, the request for registration must either cover at least 20% of the unregistered common shares issued upon conversion of or otherwise in exchange for former preferred shares or cover at least that number of shares with an anticipated gross aggregate offering price of at least $5,000,000. If we determine that it would be seriously detrimental to our stockholders to effect such a demand registration and it is essential to defer such registration, we have the right to defer such registration, not more than once in any one-year period, for a period of up to 120 days.

Piggyback Registration Rights.  After the completion of this offering, in the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of approximately 21,176,533 shares of our common stock will be entitled to certain “piggyback” registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration related to employee benefit plans or corporate reorganizations, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

Other Terms.  We will pay the registration expenses of the holders of the shares registered pursuant to the demand and piggyback registrations described above. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include.

The demand and piggyback registration rights described above will expire, with respect to any particular stockholder, the earlier of three years after our initial public offering or when that stockholder can sell all of its shares under Rule 144 of the Securities Act during any three-month period and such stockholder owns less than two percent of our outstanding stock. None of the demand or piggyback registration rights described above are applicable to this offering.

Anti-Takeover Provisions

Certificate of Incorporation and Bylaws to be in Effect Upon the Completion of this Offering.  Our amended and restated certificate of incorporation to be in effect upon the completion of this offering will provide for our board of directors to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon the completion of this offering will also provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by a consent in writing, and that only our board of directors, chairman of the board, chief executive officer or the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors may call a special meeting of stockholders.

The foregoing provisions will make it more difficult for our existing stockholders to replace our board of directors, as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in our control or management. As a consequence, these provisions also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law.  Upon the completion of this offering, we will be subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Contractual Obligations

Under our credit facility, most change of control transactions will require repayment of all indebtedness under the credit facility.

Limitations of Liability and Indemnification

See “Executive Compensation — Limitation of Liability and Indemnification.”

NASDAQ Global Select Market Listing

Our common stock has been approved for listing on The NASDAQ Global Select Market under the symbol “QNST”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be BNY Mellon Shareowner Services after the completion of this offering.

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of shares of our common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for our common stock, as well as our ability to raise equity capital in the future.

Based on the number of shares of common stock outstanding as of December 31, 2009, upon the completion of this offering, 44,912,597 shares of our common stock will be outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of options. All 10,000,000 shares of common stock sold in this offering will be freely tradable unless held by one of our affiliates, as that term is defined in Rule 144 under the Securities Act.

The remaining 34,912,597 shares of our common stock outstanding after this offering are restricted securities as such term is defined in Rule 144 under the Securities Act or are subject to lock-up agreements as described below. Following the expiration of the lock-up period, restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 promulgated under the Securities Act, described in greater detail below. The 34,912,597 shares will generally become available for sale in the public market as follows:

•	substantially all of such shares will be subject to lock-up agreements and will not be eligible for immediate sale upon the completion of this offering;

•	all such restricted shares will be eligible for sale under Rule 144 or Rule 701 upon expiration of lock-up agreements at least 180 days after the date of this offering, provided that certain shares held by affiliates will be subject to the volume limitations described below.

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to and compliant with the Exchange Act periodic reporting requirements for at least 90 days before the sale. In addition, under Rule 144, any person who is not an affiliate of ours, has not been an affiliate of ours during the preceding three months and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 449,125 shares immediately after this offering, assuming no exercise of the underwriters’ over-allotment option, based on the number of shares of common stock outstanding as of December 31, 2009; or

•	the average weekly trading volume of our common stock on The NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” and will become eligible for sale at the expiration of those agreements.

Lock-Up Agreements

We, along with our officers and directors and most of our other stockholders and optionholders, have agreed that, subject to certain exceptions we and they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of each of Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc., for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or announce material news or a material event relating to us or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then, in either case, the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the announcement of the material news or event, as applicable, unless each of Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc. waives, in writing, such an extension.

Registration Rights

After 180 days following the completion of this offering (subject to extension in certain circumstances), the holders of 21,176,533 shares of common stock will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the lock-up arrangement described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act (except for shares held by affiliates) immediately upon the effectiveness of this registration. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See “Description of Capital Stock — Registration Rights.” None of the registration rights described above are applicable to this offering.

Equity Incentive Plans

We intend to file with the SEC a registration statement under the Securities Act covering the shares of our common stock reserved for issuance under our 2008 Equity Incentive Plan, our 2010 Equity Incentive Plan and our 2010 Non-Employee Directors’ Stock Award Plan. The registration statement is expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under the registration statement will be available for sale in the open market following its effective date, subject to the 180-day lock-up arrangement described above, if applicable.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal income tax consequences of the ownership and disposition of our common stock to a non-U.S. holder that acquires our common stock pursuant to this offering. For the purpose of this discussion, a non-U.S. holder is any beneficial owner of our common stock that, for U.S. federal income tax purposes, is not a partnership or U.S. person. For purposes of this discussion, the term U.S. person means:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation or other entity taxable as a corporation created or organized under the laws of the U.S. or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has in effect a valid election to be treated a U.S. person.

If a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Accordingly, we urge partnerships that hold our common stock and partners in such partnerships to consult their tax advisors.

This discussion assumes that a non-U.S. holder will hold our common stock issued pursuant to this offering as a capital asset (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant in light of a non-U.S. holder’s special tax status or special tax situations. Certain former citizens or residents of the U.S., life insurance companies, tax-exempt organizations, dealers in securities or currency, banks or other financial institutions and investors that hold common stock as part of a hedge, straddle, conversion transaction, synthetic security or other integrated investment are among those categories of potential investors that are subject to special rules not covered in this discussion. This discussion does not address any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Code and Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Accordingly, we urge each non-U.S. holder to consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Dividends

We have not paid any dividends on our common stock and we do not plan to pay any dividends in the foreseeable future. However, if we do pay dividends on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those dividends exceed our current and accumulated earnings and profits, the dividends will constitute a return of capital and will first reduce a holder’s adjusted tax basis in the common stock, but not below zero, and then will be treated as gain from the sale of the common stock.

Dividends paid (out of earnings and profits) to a non-U.S. holder of common stock generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. To receive a reduced rate of withholding under a tax treaty, a non-U.S. holder must provide us with an IRS Form W-8BEN or other appropriate version of Form W-8 certifying qualification for the reduced rate.

Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder (and, if required by an applicable tax treaty, that are attributable to a U.S. permanent establishment) generally are not subject to withholding tax, provided certain certifications are met. Such effectively connected dividends, net of certain deductions and credits, are taxed at the graduated U.S. federal income tax rates applicable to U.S. persons. To claim an exemption from withholding because the dividends are effectively connected within a U.S. trade or business of the non-U.S. holder, the non-U.S. holder must provide a properly executed IRS Form W-8ECI, or such successor form as the IRS designates prior to the payment of dividends. In addition to the graduated tax described above, dividends that are effectively connected with a U.S. trade or business of a corporate non-U.S. holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

A non-U.S. holder of common stock may obtain a refund or credit of any excess amounts withheld if an appropriate claim for refund is timely filed with the IRS.

Gain on Disposition of Common Stock

Subject to the discussion below under “Backup Withholding and Information Reporting,” a non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with a U.S. trade or business of the non-U.S. holder, and, if an applicable tax treaty so requires, is attributable to a U.S. permanent establishment maintained by such non-U.S. holder;

•	the non-U.S. holder is an individual who is present in the U.S. for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•	our common stock constitutes a U.S. real property interest by reason of our status as a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder’s holding period for our common stock. We believe that we are not currently, and that we will not become, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Unless an applicable tax treaty provides otherwise, gain described in the first bullet point above will be subject to U.S. federal income tax on a net basis at the graduated U.S. federal income tax rate applicable to U.S. persons and, in the case of non-U.S. corporate holders, a “branch profits tax” may also apply. Gain described in the second bullet point above (which may be offset by certain U.S. source capital losses) will be subject to a flat 30% U.S. federal income tax or such lower rate as may be specified by an applicable tax treaty.

If we were to become a U.S. real property holding corporation at any time during the applicable period described in the third bullet point above, any gain recognized on a disposition of our common stock by a non-U.S. holder would be subject to U.S. federal income tax at the graduated U.S. federal income tax rates applicable to U.S. persons if either (i) the non-U.S. holder owned (directly, indirectly or constructively) more than 5% of our common stock during such applicable period or (ii) our common stock were not “regularly traded on an established securities market” (within the meaning of Section 897(c)(3) of the Code) at any time during the calendar year of the disposition. We believe that our stock will be treated as so traded.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the non-U.S. holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Payments of dividends made to a non-U.S. holder may be subject to backup withholding (currently at a rate of 28%), and the proceeds from the disposition of our common stock may be subject to backup withholding and information reporting, unless the non-U.S. holder establishes an exemption, for example, by properly certifying its non-U.S. status on a Form W-8BEN or another appropriate version of Form W-8. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the beneficial owner is a U.S. person.

Backup withholding is not an additional tax. Rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement dated          , 2010, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc. are acting as representatives, the following respective numbers of shares of common stock:

Number of Shares

Credit Suisse Securities (USA) LLC	3,750,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	3,750,000
J.P. Morgan Securities Inc.	2,500,000

Total	10,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters a 30-day option to purchase up to 1,500,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock. If any shares are purchased pursuant to this option, the underwriters will purchase such shares in approximately the same proportion as set forth in the table above.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $0.63 per share. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without	With	Without	With
	Over-Allotment	Over-Allotment	Over-Allotment	Over-Allotment

Underwriting discounts and commissions payable by us	$1.05	$1.05	$10,500,000	$12,075,000
Expenses payable by us	$0.23	$0.20	$2,334,450	$2,334,450

Qatalyst Partners LP is acting as our financial advisor in connection with the offering. Qatalyst’s services consist of (i) analyzing our business, condition and financial position, (ii) preparing and implementing a plan for identifying and selecting appropriate participants in the underwriting syndicate, (iii) evaluating proposals that were received from potential underwriters, (iv) negotiating on our behalf the key terms of any contractual arrangements with members of the underwriting syndicate, and (v) determining various offering logistics. Qatalyst is not acting as an underwriter and will not sell or offer to sell any securities and will not identify, solicit or engage directly with potential investors. In addition, Qatalyst will not underwrite or purchase any of the offered securities or otherwise participate in any such undertaking.

The underwriters have agreed to reimburse us for a portion of our out-of-pocket expenses in connection with the offering in the amount of $2.1 million, representing the fees we have agreed to pay Qatalyst for acting as our financial advisor. In addition, we have agreed to reimburse Qatalyst for its out-of-pocket expenses in an amount not to exceed $50,000. The underwriters will not reimburse us for the out-of-pocket expenses which we have agreed to reimburse Qatalyst.

The underwriters have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

We, along with our officers and directors and most of our other stockholders and optionholders, have agreed that, subject to certain exceptions we and they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of each of the representatives for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or announce material news or a material event relating to us or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the announcement of the material news or event, as applicable, unless each of the representatives waives, in writing, such an extension.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

Our common stock has been approved for listing on The NASDAQ Global Select Market under the symbol “QNST”.

Certain of the underwriters and their respective affiliates may have from time to time performed and may in the future perform various financial advisory, commercial banking and investment banking services for us in the ordinary course of business, for which they received or will receive customary fees. In addition, affiliates of the representatives are lenders under our bank credit facility.

Prior to the offering, there has been no market for our common stock. The initial public offering price was determined by negotiation between us and the underwriters and does not necessarily reflect the market price of the common stock following the offering. The principal factors that were considered in determining the initial public offering price included:

•	the information presented in this prospectus and otherwise available to the underwriters;

•	the history of and the prospects for the industry in which we compete;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development and our current financial condition;

•	the recent market prices of, and the demand for, publicly-traded common stock of generally comparable companies; and

•	the general condition of the securities markets at the time of the offering.

We offer no assurances that the initial public offering price will correspond to the price at which our common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering, and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

Selling Restrictions

Notice to Prospective Investors in the European Economic Area / United Kingdom

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each referred to as a Relevant Member State, from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date), an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State with effect from and including the Relevant Implementation Date:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) by the underwriters to fewer than 100 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriter representatives for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer within the European Economic Area of the shares which are the subject of the offering contemplated in this prospectus should only do so in circumstances in which no obligation arises for us or any of the book-running managers to produce a prospectus for such offer. Neither we nor the book-running managers have authorised, nor do we or they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and the buyer’s representation below, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Buyer’s Representation

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares which are the subject of the offering contemplated by this prospectus under, the offers contemplated in this prospectus will be deemed to have represented, warranted and agreed to and with each underwriter and us that:

(a) it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(b) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the underwriter representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

Notice to Prospective Investors in Switzerland

This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase shares with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This document, as well as any other material relating to the shares, is personal and confidential and does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document, you should consult an authorised financial adviser.

LEGAL MATTERS

Certain legal matters with respect to the legality of the issuance of the shares of common stock offered by us by this prospectus will be passed upon for us by Cooley Godward Kronish LLP, San Francisco, California. GC&H Investments LLC, an investment fund affiliated with Cooley Godward Kronish LLP, owns shares of our convertible preferred stock, which will convert into an aggregate of 36,671 shares of our common stock upon the completion of this offering. The underwriters are being represented by Davis Polk & Wardwell LLP, Menlo Park, California, in connection with the offering.

EXPERTS

The consolidated financial statements as of June 30, 2008 and 2009, and for each of the three years in the period ended June 30, 2009, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to this offering of our common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock offered by this prospectus, we refer you to the registration statement, including the exhibits and the consolidated financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

The exhibits to the registration statement should be referenced for the complete contents of these contracts and documents. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

Upon the closing of this offering, we will be subject to the information reporting requirements of the Securities Act and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We also maintain a website at www.quinstreet.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

QUINSTREET, INC.

Index to Consolidated Financial Statements

Page

Report of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of June 30, 2008 and 2009 and December 31, 2009 (unaudited)	F-3
Consolidated Statements of Operations for the Fiscal Years Ended June 30, 2007, 2008 and 2009 and the Six Months Ended December 31, 2008 and 2009 (unaudited)	F-4
Consolidated Statements of Convertible Preferred Stock, Stockholders’ Equity and Comprehensive Income for the Fiscal Years Ended June 30, 2007, 2008 and 2009 and the Six Months Ended December 31, 2009 (unaudited)
F-5
Consolidated Statements of Cash Flows for the Fiscal Years Ended June 30, 2007, 2008 and 2009 and the Six Months Ended December 31, 2008 and 2009 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
of QuinStreet, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of convertible preferred stock, stockholders’ equity and comprehensive income, and of cash flows present fairly, in all material respects, the financial position of QuinStreet, Inc. and its subsidiaries at June 30, 2008 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2009 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the accompanying financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements. These financial statements and financial statements schedule are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial statement schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 of the consolidated financial statements, the Company changed the manner in which it accounts for uncertainty in income taxes in 2007.

/s/  PricewaterhouseCoopers LLP
San Jose, California

November 19, 2009, except for Note 14
to the financial statements,
as to which the date is
January 14, 2010

QUINSTREET, INC.

Consolidated Balance Sheets
(In thousands, except share and per share data)

				Pro Forma
				Stockholders’
				Equity at
	June 30,		December 31,	December 31,
	2008	2009	2009	2009
			(Unaudited)
Assets
Current assets
Cash and cash equivalents	$24,953	$25,182	$34,139
Marketable securities	2,302	—	—
Accounts receivable, net	25,281	33,283	40,039
Deferred tax assets	2,738	5,543	5,531
Prepaid expenses and other assets	1,713	1,228	6,943

Total current assets	56,987	65,236	86,652
Property and equipment, net	5,725	4,741	4,813
Goodwill	80,468	106,744	139,313
Other intangible assets, net	34,826	33,990	49,216
Deferred tax assets, noncurrent	247	1,525	—
Other assets, noncurrent	1,493	642	1,851

Total assets	$179,746	$212,878	$281,845

Liabilities, Convertible Preferred Stock and Stockholders’ Equity
Current liabilities
Accounts payable	$10,042	$13,408	$15,352
Accrued liabilities	19,571	21,794	23,129
Deferred revenue	863	718	436
Debt	9,489	12,890	16,208

Total current liabilities	39,965	48,810	55,125
Deferred revenue, noncurrent	1,394	820	396
Debt, noncurrent	42,165	44,350	89,487
Other liabilities, noncurrent	2,508	2,309	2,402

Total liabilities	86,032	96,289	147,410
Commitments and contingencies (See Note 12)
Convertible preferred stock: $0.001 par value; 35,500,000 shares authorized; 21,176,533 shares issued and outstanding at June 30, 2008 and 2009 and December 31, 2009; liquidation value of $69,564 and $71,110 at June 30, 2009 and December 31, 2009, respectively; no shares issued and outstanding pro forma	43,403	43,403	43,403	$—

Stockholders’ equity:
Common stock: $0.001 par value; 50,500,000 shares authorized; 15,243,284, 15,413,000 and 15,913,516 shares issued, and 13,308,907, 13,315,348 and 13,736,064 shares outstanding at June 30, 2008 and 2009 and December 31, 2009, respectively; 37,090,049 shares issued pro forma and 34,912,597 shares outstanding pro forma	15	15	16	37
Additional paid-in capital	13,683	20,634	30,279	73,661
Treasury stock, at cost (1,934,377, 2,097,652, 2,177,452 shares at June 30, 2008 and 2009 and December 31, 2009, respectively)	(5,727)	(7,064)	(7,779)	(7,779)
Accumulated other comprehensive income	34	21	13	13
Retained earnings	42,306	59,580	68,503	68,503

Total stockholders’ equity	50,311	73,186	91,032	134,435

Total liabilities, convertible preferred stock and stockholders’ equity	$179,746	$212,878	$281,845

The accompanying notes are an integral part of these consolidated financial statements.

QUINSTREET, INC.

Consolidated Statements of Operations
(In thousands, except per share data)

				Six Months Ended
	Fiscal Year Ended June 30,			December 31,
	2007	2008	2009	2008	2009
				(Unaudited)

Net revenue	$167,370	$192,030	$260,527	$122,913	$155,515
Cost of revenue(1)	108,945	130,869	181,593	88,250	111,604

Gross profit	58,425	61,161	78,934	34,663	43,911
Operating expenses:(1)
Product development	14,094	14,051	14,887	7,480	9,209
Sales and marketing	8,487	12,409	16,154	8,423	7,615
General and administrative	11,440	13,371	13,172	6,907	9,644

Operating income	24,404	21,330	34,721	11,853	17,443
Interest income	1,905	1,482	245	177	17
Interest expense	(732)	(1,214)	(3,544)	(1,870)	(1,629)
Other income (expense), net	(139)	145	(239)	(240)	285

Income before income taxes	25,438	21,743	31,183	9,920	16,116
Provision for taxes	(9,828)	(8,876)	(13,909)	(4,266)	(7,193)

Net income	$15,610	$12,867	$17,274	$5,654	$8,923

Net income attributable to common stockholders
Basic	$4,644	$3,666	$5,399	$1,548	$2,831

Diluted	$5,166	$4,026	$5,798	$1,672	$3,154

Net income per share attributable to common stockholders
Basic	$0.36	$0.28	$0.41	$0.12	$0.21

Diluted	$0.34	$0.26	$0.39	$0.11	$0.20

Weighted average shares used in computing net income per share attributable to common stockholders
Basic	12,789	13,104	13,294	13,282	13,463
Diluted	15,263	15,325	14,971	15,103	16,169
Pro forma net income per share attributable to common stockholders (unaudited)
Basic			$0.50		$0.26

Diluted			$0.48		$0.24

Pro forma weighted average shares used in computing net income per share attributable to common stockholders (unaudited)
Basic			34,471		34,640
Diluted			36,148		37,346

(1)  Cost of revenue and operating expenses for the years ended June 30, 2007, 2008 and 2009, and for the six months ended December 31, 2008 and 2009 (unaudited), include stock-based compensation expense as follows:

Cost of revenue	$416	$1,112	$1,916	$1,007	$1,490
Product development	75	443	669	318	884
Sales and marketing	226	581	1,761	897	1,341
General and administrative	1,354	1,086	1,827	688	3,378

The accompanying notes are an integral part of these consolidated financial statements.

QUINSTREET, INC.

Consolidated Statements of Convertible Preferred Stock, Stockholders’ Equity and Comprehensive Income
(In thousands, except share and per share data)

	Convertible							Accumulated
	Preferred		Common				Additional	Other		Total
	Shares		Shares		Treasury Stock		Paid-in	Comprehensive	Retained	Stockholders’	Comprehensive
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Income	Earnings	Equity	Income
Balance at June 30, 2006	21,176,533	$43,286	13,969,057	$14	(1,375,647)	$(121)	$2,855	$(49)	$15,651	$18,350

Issuance of common shares upon exercise of stock options	—	—	381,030	—	—	—	714	—	—	714
Stock options issued in connection with business combination	—	—	—	—	—	—	125	—		125
Stock-based compensation	—	—	—	—	—	—	2,071	—	—	2,071
Excess tax benefits from exercise of stock options	—	—	—	—	—	—	415	—	—	415
Accretion of convertible preferred stock	—	117	—	—	—	—	—	—	(117)	(117)
Comprehensive income:
Net income	—	—	—	—	—	—	—	—	15,610	15,610	$15,610
Unrealized gain on investments	—	—	—	—	—	—	—	1	—	1	1
Currency translation adjustments	—	—	—	—	—	—	—	143	—	143	143

Comprehensive income	—	—	—	—	—	—	—	—	—	—	$15,754

Balance at June 30, 2007	21,176,533	$43,403	14,350,087	$14	(1,375,647)	$(121)	$6,180	$95	$31,144	$37,312

Issuance of common shares upon exercise of stock options	—	—	893,197	1	—	—	2,574	—	—	2,575
Stock-based compensation	—	—	—	—	—	—	3,222	—	—	3,222
Excess tax benefits from exercise of stock options	—	—	—	—	—	—	1,707	—	—	1,707
Repurchase of common shares	—	—	—	—	(558,730)	(5,606)	—	—	—	(5,606)
Cumulative effect of adoption of FIN 48	—	—	—	—	—	—	—	—	(1,705)	(1,705)
Comprehensive income:
Net income	—	—	—	—	—	—	—	—	12,867	12,867	$12,867
Unrealized gain on investments	—	—	—	—	—	—	—	10	—	10	10
Currency translation adjustments	—	—	—	—	—	—	—	(71)	—	(71)	(71)

Comprehensive income	—	—	—	—	—	—	—	—	—	—	$12,806

Balance at June 30, 2008	21,176,533	$43,403	15,243,284	$15	(1,934,377)	$(5,727)	$13,683	$34	$42,306	$50,311

Issuance of common shares upon exercise of stock options	—	—	169,716	—	—	—	304	—	—	304
Stock-based compensation	—	—	—	—	—	—	6,173	—	—	6,173
Excess tax benefits from exercise of stock options	—	—	—	—	—	—	474	—	—	474
Repurchase of common shares	—	—	—	—	(163,275)	(1,337)	—	—	—	(1,337)
Comprehensive income:
Net income	—	—	—	—	—	—	—	—	17,274	17,274	$17,274
Unrealized gain on investments	—	—	—	—	—	—	—	(10)	—	(10)	(10)
Currency translation adjustments	—	—	—	—	—	—	—	(3)	—	(3)	(3)

Comprehensive income	—	—	—	—	—	—	—	—	—	—	$17,261

Balance at June 30, 2009	21,176,533	$43,403	15,413,000	$15	(2,097,652)	$(7,064)	$20,634	$21	$59,580	$73,186

Issuance of common shares upon exercise of stock options	—	—	500,516	1	—	—	1,251	—	—	1,252
Stock-based compensation	—	—	—	—	—	—	7,093	—	—	7,093
Excess tax benefits from exercise of stock options	—	—	—	—	—	—	1,301	—	—	1,301
Repurchase of common shares	—	—	—	—	(79,800)	(715)	—	—	—	(715)
Comprehensive income:
Net income	—	—	—	—	—	—	—	—	8,923	8,923	$8,923
Currency translation adjustments	—	—	—	—	—	—	—	(8)	—	(8)	(8)

Comprehensive income	—	—	—	—	—	—	—	—	—	—	$8,915

Balance at December 31, 2009 (unaudited)	21,176,533	$43,403	15,913,516	$16	(2,177,452)	$(7,779)	$30,279	$13	$68,503	$91,032

The accompanying notes are an integral part of these consolidated financial statements.

QUINSTREET, INC.

Consolidated Statements of Cash Flows
(In thousands)

				Six Months
				Ended
	Fiscal Years Ended June 30,			December 31,
	2007	2008	2009	2008	2009
				(Unaudited)

Cash flows from operating activities
Net income	$15,610	$12,867	$17,274	$5,654	$8,923
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	9,637	11,727	15,978	8,351	8,603
Net realized (gain) loss on disposal of property and equipment	8	(35)	—	—	(5)
Provision for doubtful accounts receivable	426	106	10	(27)	(90)
Provision for sales returns	356	1,040	1,463	1,411	(34)
Stock-based compensation	2,071	3,222	6,173	2,910	7,093
Excess tax benefits from exercise of stock options	(415)	(1,707)	(474)	(251)	(1,372)
Accretion of acquisition-related notes payable	421	404	563	276	314
Changes in assets and liabilities, net of effects of acquisitions:
Accounts receivable	(472)	(921)	(9,042)	(4,049)	(4,076)
Prepaid expenses and other assets	(656)	(228)	485	788	(4,352)
Other assets, noncurrent	17	(555)	(710)	(367)	(796)
Deferred tax assets	82	(3,772)	(4,081)	8	(93)
Accounts payable	3,440	(4,977)	3,359	3,072	1,946
Accrued liabilities	(831)	8,020	2,491	(7,988)	752
Deferred revenue	(2,893)	(954)	(720)	(324)	(828)
Deferred tax liabilities	(1,497)	—	—	—	105
Other liabilities, noncurrent	(107)	514	(199)	(93)	(13)

Net cash provided by operating activities	25,197	24,751	32,570	9,371	16,077

Cash flows from investing activities
Restricted cash	(33)	(23)	711	711	15
Proceeds from sales of property and equipment	2	44	—	—	43
Capital expenditures	(2,030)	(2,177)	(1,347)	(821)	(1,035)
Business acquisitions, net of notes payable and cash acquired	(11,856)	(63,244)	(27,932)	(14,529)	(45,952)
Internal software development costs	(1,493)	(1,378)	(1,060)	(658)	(647)
Purchases of marketable securities	(40,860)	(11,642)	—	—	—
Proceeds from sales and maturities of marketable securities	29,905	29,172	2,302	2,302	—

Net cash used in investing activities	(26,365)	(49,248)	(27,326)	(12,995)	(47,576)

Cash flows from financing activities
Stock issuance costs	—	—	—	—	(402)
Proceeds from bank debt	—	29,000	8,607	8,607	43,300
Principal payments on bank debt	—	—	(3,500)	—	(1,500)
Principal payments on acquisition-related notes payable	(3,932)	(4,920)	(9,560)	(6,053)	(2,843)
Excess tax benefits from exercise of stock options	415	1,707	474	251	1,372
Repurchases of common stock	—	(5,606)	(1,337)	(1,050)	(715)
Proceeds from exercise of common stock options	714	2,575	304	240	1,252

Net cash (used in) provided by financing activities	(2,803)	22,756	(5,012)	1,995	40,464

Effect of exchange rate changes on cash and cash equivalents	143	(71)	(3)	7	(8)
Net increase (decrease) in cash and cash equivalents	(3,828)	(1,812)	229	(1,622)	8,957
Cash and cash equivalents at beginning of period	30,593	26,765	24,953	24,953	25,182

Cash and cash equivalents at end of period	$26,765	$24,953	$25,182	$23,331	$34,139

Supplemental disclosure of cash flow information
Cash paid for interest	348	1,193	2,269	1,300	1,142
Cash paid for taxes	10,376	8,473	20,354	10,442	11,029
Supplemental disclosure of noncash investing and financing activities
Accretion of convertible preferred stock	117	—	—	—	—
Stock options issued in connection with business acquisitions	125	—	—	—	—
Notes payable issued in connection with business acquisitions	4,047	16,910	8,151	5,568	10,484

The accompanying notes are an integral part of these consolidated financial statements.

QUINSTREET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

1.	The Company

QuinStreet, Inc. (the “Company”) is an online media and marketing company. The Company was incorporated in California on April 16, 1999 and reincorporated in Delaware on December 31, 2009. The Company provides vertically oriented customer acquisition programs for its clients. The Company also provides hosted solutions for direct selling companies. The corporate headquarters are located in Foster City, California, with offices in Arkansas, Colorado, Connecticut, Massachusetts, Nevada, New Jersey, New York, North Carolina, Oklahoma, Oregon, India and the United Kingdom.

2.	Summary of Significant Accounting Policies

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Unaudited Interim Financial Information

The accompanying consolidated balance sheet as of December 31, 2009, the consolidated statements of operations and of cash flows for the six months ended December 31, 2008 and 2009 and of convertible preferred stock, stockholders’ equity and comprehensive income for the six months ended December 31, 2009 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial condition and results of operations and cash flows for the six months ended December 31, 2008 and 2009. The financial data and other information disclosed in these notes to the consolidated financial statements related to the six months ended December 31, 2008 and 2009 are unaudited. The results of operations for the six months ended December 31, 2009 are not necessarily indicative of the results to be expected for fiscal year 2010 or for any other interim period or for any other future year.

Pro Forma Statement of Stockholders’ Equity (unaudited)

Upon the consummation of a qualifying initial public offering, all of the outstanding shares of convertible preferred stock automatically convert into common stock. The December 31, 2009 unaudited pro forma balance sheet data has been prepared assuming the conversion of the convertible preferred stock outstanding into 21,176,533 shares of common stock.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company derives its revenue from two sources: Direct Marketing Services (“DMS”) and Direct Selling Services (“DSS”). DMS revenue, which constituted 95%, 98% and 99% of fiscal years 2007, 2008 and 2009 respectively, is derived primarily from fees which are earned through the delivery of qualified leads or clicks. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectability is reasonably assured. Delivery is deemed to have

QUINSTREET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)

occurred at the time a qualified lead or click is delivered to the customer provided that no significant obligations remain.

From time to time, the Company may agree to credit certain leads or clicks if they fail to meet the contractual or other guidelines of a particular client. The Company has established a sales reserve based on historical experience. To date, such credits have been immaterial and within management’s expectations.

For a portion of its revenue, the Company has agreements with providers of online media or traffic (“Publishers”) used in the generation of leads or clicks. The Company receives a fee from its clients and pays a fee to Publishers either on a cost per lead, cost per click or cost per thousand impressions basis. The Company is the primary obligor in the transaction. As a result, the fees paid by the Company’s clients are recognized as revenue and the fees paid to its Publishers are included in cost of revenue.

DSS revenue, which constituted 5%, 2% and 1% of fiscal years 2007, 2008 and 2009 revenue, respectively, is comprised of (i) set-up and professional services fees and (ii) usage and hosting fees. Set-up and professional service fees that do not provide stand-alone value to a client are recognized over the contractual term of the agreement or the expected client relationship period, whichever is longer, effective when the application reaches the “go-live” date. The Company defines the “go-live” date as the date when the application enters into a production environment or all essential functionalities have been delivered. Usage and hosting fees are recognized on a monthly basis as earned.

Deferred revenue consists of billings or payments received in advance of reaching all the above revenue recognition criteria.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. Cash and cash equivalents are deposited with financial institutions that management believes are creditworthy. The deposits exceed federally insured amounts. To date, the Company has not experienced any losses of its deposits of cash and cash equivalents.

The Company’s accounts receivable are derived from clients located principally in the United States, and to a lesser extent, Europe and Canada. The Company performs ongoing credit evaluation of its clients, does not require collateral, and maintains allowances for potential credit losses on client accounts when deemed necessary. To date, such losses have been within management’s expectations.

Clients over 10% of total revenue, all of which were from our DMS segment, were as follows:

				Six Months Ended
	Fiscal Year Ended June 30,			December 31,
	2007	2008	2009	2008	2009
				(Unaudited)

Client A	22%	23%	19%	20%	12%
Client B	15%	12%	6%	8%	6%
Client C	13%	11%	8%	6%	6%

Fair Value of Financial Instruments

The Company’s financial instruments consist principally of cash and cash equivalents, accounts receivable, accounts payable, acquisition-related notes payable, term loan and revolving credit facility. The fair value of the Company’s cash equivalents is determined based on quoted prices in active markets for identical assets. The recorded values of the Company’s accounts receivable and accounts payable approximate their

QUINSTREET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)

current fair values due to the relatively short-term nature of these accounts. The fair value of acquisition-related notes payable approximates their recorded amounts at June 30, 2009 as the interest rates on similar financing arrangements available to the Company at June 30, 2009 approximates the interest rates implied when these acquisition-related notes payable were originally issued and recorded. The Company believes that the fair values of the term loan and revolving credit facility, as of June 30, 2009, approximate their recorded amounts as the interest rates on these instruments are variable and are primarily based on market rate interest.

Cash and Cash Equivalents

All highly liquid investments with maturities of three months or less at the date of purchase are classified as cash equivalents. Cash equivalents consist primarily of money market funds and time deposits with original maturities of three months or less. Cash equivalents amounted to $9,395 and $17,091 at June 30, 2008 and 2009, respectively, and $19,323 at December 31, 2009 (unaudited).

Marketable Securities

Highly liquid investments with maturities greater than three months at the date of purchase are classified as marketable securities. The Company’s marketable securities have been classified and accounted for as available-for-sale. Management determines the appropriate classification of its investments at the time of purchase and reevaluates the available-for-sale designation as of each balance sheet date. These investments are carried at fair value, with unrealized gains and losses, net of tax, and are reported as a component of stockholders’ equity. The cost of securities sold is based upon the specific identification method. The Company did not have any marketable securities at June 30, 2009 and at December 31, 2009 (unaudited). At June 30, 2008, marketable securities consisted of corporate bonds from three issuers with a fair value of $2,302.

Restricted Cash

At June 30, 2008 and 2009, the Company had $731 and $20, respectively, of cash restricted from withdrawal and held by a bank in certificate of deposits as collateral for a credit facility.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization, and are depreciated on a straight-line basis over the estimated useful lives of the assets.

Computer equipment	3 years
Software	3 years
Furniture and fixtures	3 to 5 years
Leasehold improvements	the shorter of the lease term or the estimated useful lives of the improvements

Internal Software Development Costs

The Company incurs costs to develop software for internal use. The Company expenses all costs that relate to the planning and post-implementation phases of development as product development expense. Costs incurred in the development phase are capitalized and amortized over the product’s estimated useful life if the product is expected to have a useful life beyond six months. Costs associated with repair or maintenance of existing sites or the developments of website content are included in cost of revenue in the accompanying statements of operations. The Company’s policy is to amortize capitalized internal software development costs on a product-by-product basis using the straight-line method over the estimated economic life of the application, which is generally two years. The Company capitalized $1,493, $1,378 and $1,060 in fiscal years

QUINSTREET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)

2007, 2008 and 2009, respectively. Amortization of internal software development costs is reflected in cost of revenue.

Goodwill

Goodwill is tested for impairment at the reporting unit level on an annual basis and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, and determining appropriate discount rates, growth rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit which could trigger impairment.

The Company determined that DMS and DSS constitute two separate reporting units. The Company completed its annual goodwill impairment reviews at June 30, 2007, 2008 and 2009 and concluded that goodwill was not impaired.

Long-Lived Assets

The Company evaluates long-lived assets, such as property and equipment and purchased intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The Company assesses the fair value of the assets based on the undiscounted future cash flow the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. When the Company identifies an impairment, it reduces the carrying amount of the asset to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. There were no impairments recorded in fiscal years 2007, 2008 and 2009 related to the Company’s long-lived assets.

Advertising Costs

The Company expenses advertising costs as they are incurred. Advertising expenses for fiscal years 2007, 2008 and 2009 were $54, $67 and $185, respectively.

Income Taxes

The Company accounts for income taxes using an asset and liability approach to record deferred taxes. The Company’s deferred income tax assets represent temporary differences between the financial statement carrying amount and the tax basis of existing assets and liabilities that will result in deductible amounts in future years, including net operating loss carry forwards. Based on estimates, the carrying value of the Company’s net deferred tax assets assumes that it is more likely than not that the Company will be able to generate sufficient future taxable income in certain tax jurisdictions. The Company’s judgments regarding future profitability may change due to future market conditions, changes in U.S. or international tax laws and other factors.

On July 1, 2007, the Company adopted the authoritative accounting guidance prescribing a threshold and measurement attribute for the financial recognition and measurement of a tax position taken or expected to be taken in a tax return. The guidance also provides for de-recognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition. The guidance utilizes a two-step approach for evaluating uncertain tax positions. Step one, Recognition, requires a company

QUINSTREET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)

to determine if the weight of available evidence indicates that a tax position is more likely than not to be sustained upon audit, including resolution of related appeals or litigation processes, if any. If a tax position is not considered “more likely than not” to be sustained then no benefits of the position are to be recognized. Step two, Measurement, is based on the largest amount of benefit, which is more likely than not to be realized on ultimate settlement.

Foreign Currency Translation

The functional currency for the majority of the Company’s foreign subsidiaries is the U.S. dollar. For those subsidiaries, assets and liabilities denominated in foreign currency are remeasured into U.S. dollars at current exchange rates for monetary assets and liabilities and historical exchange rates for nonmonetary assets and liabilities. Net revenue, cost of revenue and expenses are generally remeasured at average exchange rates in effect during each period. Gains and losses from foreign currency remeasurement are included in net earnings. Certain foreign subsidiaries designate the local currency as their functional currency. For those subsidiaries, the assets and liabilities are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Income and expense items are translated at average exchange rates for the period. The foreign currency translation adjustments are included in accumulated other comprehensive income (loss) as a separate component of stockholders’ equity.

Foreign currency transaction gains or losses are recorded in other income (expense), net. Foreign currency transaction losses were $97 for fiscal year 2007. Foreign currency transaction gains were $101 for fiscal year 2008. Foreign currency transaction losses were $254 for fiscal year 2009.

Comprehensive Income

Comprehensive income consists of two components, net income and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains, and losses that under U.S. generally accepted accounting principles are recorded as an element of stockholders’ equity but are excluded from net income. The Company’s other comprehensive income (loss) consists of foreign currency translation adjustments from those subsidiaries not using the U.S. dollar as their functional currency and unrealized gains and losses on marketable securities categorized as available-for-sale. The Company has disclosed comprehensive income as a component of stockholders’ equity.

Loss Contingencies

The Company is subject to the possibility of various loss contingencies arising in the ordinary course of business. Management considers the likelihood of loss or impairment of an asset or the incurrence of a liability, as well as its ability to reasonably estimate the amount of loss, in determining loss contingencies. An estimated loss contingency is accrued when it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. The Company regularly evaluates current information available to its management to determine whether such accruals should be adjusted and whether new accruals are required.

From time to time, the Company is involved in disputes, litigation and other legal actions. The Company records a charge equal to at least the minimum estimated liability for a loss contingency only when both of the following conditions are met: (i) information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements, and (ii) the range of loss can be reasonably estimated. The actual liability in any such matters may be materially different from the Company’s estimates, which could result in the need to adjust the liability and record additional expenses.

QUINSTREET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)

Stock-Based Compensation

The Company records stock-based compensation expense for employee stock options granted or modified on or after July 1, 2006 based on estimated fair values for these stock options. The Company continues to account for stock options granted to employees prior to July 1, 2006 based on the intrinsic value of those stock options.

Fair values of share-based payment awards are determined on the date of grant using an option-pricing model. The Company has selected the Black-Scholes option pricing model to estimate the fair value of its stock options awards to employees. In applying the Black-Scholes option pricing model, the Company’s determination of fair value of the share-based payment award on the date of grant is affected by the Company’s estimated fair value of common shares, as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the Company’s expected stock price volatility over the term of the stock options and the employees’ actual and projected stock option exercise and pre-vesting employment termination behaviors.

For awards with graded vesting, the Company recognizes stock-based compensation expense over the requisite service period using the straight-line method, based on awards ultimately expected to vest. The Company estimates future forfeitures at the date of grant and revises the estimates, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

See Note 10 for further information.

Segment Reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is its chief executive officer. The Company’s chief executive officer reviews financial information presented on a consolidated basis, accompanied by information about operating segments, including net sales and operating income before depreciation, amortization and stock-based compensation expense.

The Company determined its operating segments to be DMS, which derives substantially all of its revenue from fees earned through the delivery of qualified leads and paid clicks, and DSS, which derives substantially all of its revenue from the sale of direct selling services through a hosted solution. The Company’s reportable operating segments consist of DMS and DSS. The accounting policies of the two reportable operating segments are the same as those described in Note 1, Summary of Significant Accounting Policies.

The Company evaluates the performance of its operating segments based on net sales and operating income before depreciation, amortization and stock-based compensation expense.

QUINSTREET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)

The Company does not allocate most of its assets, as well as its depreciation and amortization expense, stock-based compensation expense, interest income, interest expense and income tax expense by segment. Accordingly, the Company does not report such information.

Summarized information by segment was as follows:

				Six Months Ended
	Fiscal Year Ended June 30,			December 31,
	2007	2008	2009	2008	2009
				(Unaudited)
Net revenue by segment:
DMS	$159,744	$188,429	$257,420	121,283	154,330
DSS	7,626	3,601	3,107	1,630	1,185

Total net revenue	$167,370	$192,030	$260,527	$122,913	$155,515

Segment operating income before depreciation, amortization and stock-based compensation expense:
DMS	31,611	34,740	55,251	22,329	32,428
DSS	4,501	1,539	1,621	785	711

Total segment operating income before depreciation, amortization and stock-based compensation expense	36,112	36,279	56,872	23,114	33,139
Depreciation and amortization	(9,637)	(11,727)	(15,978)	(8,351)	(8,603)
Stock-based compensation expense	(2,071)	(3,222)	(6,173)	(2,910)	(7,093)

Operating income	$24,404	$21,330	$34,721	$11,853	$17,443

The following tables set forth net revenue and long-lived assets by geographic area:

	Fiscal Year Ended June 30,			Six Months Ended December 31,
	2007	2008	2009	2008	2009
				(Unaudited)

Net revenue:
North America	$167,141	$191,654	$260,206	$122,729	$154,990
Europe	229	376	321	184	525

Total net revenue	$167,370	$192,030	$260,527	$122,913	$155,515

QUINSTREET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)

	June 30,		December 31,
	2008	2009	2009
			(Unaudited)

Assets:
North America	$177,854	$211,337	$280,630
Europe	1,224	927	579
Asia/Pacific	668	614	636

Total assets	$179,746	$212,878	$281,845

Long-lived assets:
North America	$5,451	$4,485	$4,594
Europe	22	35	—
Asia/Pacific	252	221	219

Total long-lived assets	$5,725	$4,741	$4,813

Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board (“FASB”) issued a new accounting standard that changes the accounting for business combinations, including the measurement of acquirer shares issued in consideration for a business combination, the recognition of contingent consideration, the accounting for pre-acquisition gain and loss contingencies, the recognition of capitalized in-process research and development, the accounting for acquisition-related restructuring cost accruals, the treatment of acquisition-related transaction costs and the recognition of changes in the acquirer’s income tax valuation allowance. The new standard applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, and to changes in valuation allowances for deferred tax assets and acquired income tax uncertainties arising from past business combinations. The adoption of the new standard on July 1, 2009 did not have a material impact on the Company’s consolidated financial statements.

In May 2009, the FASB issued a new accounting standard that establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. In particular, the new standard sets forth (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The Company applied the requirement of this standard effective June 30, 2009 and included additional disclosures in the notes to the Company’s consolidated financial statements.

In June 2009, the FASB issued a new accounting standard that provides for a codification of accounting standards to be the authoritative source of generally accepted accounting principles in the United States. Rules and interpretive releases of the SEC under federal securities laws are also sources of authoritative GAAP for SEC registrants. The Company adopted the provisions of the authoritative accounting guidance for the interim reporting period ended December 31, 2009. The adoption did not have a material effect on the Company’s consolidated results of operations or financial condition.

In October 2009, the FASB issued a new accounting standard that changes the accounting for arrangements with multiple deliverables. Specifically, the new standard requires an entity to allocate

QUINSTREET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)

arrangement consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices. In addition, the new standard eliminates the use of the residual method of allocation and requires the relative-selling-price method in all circumstances in which an entity recognizes revenue for an arrangement with multiple deliverables. In October 2009, the FASB also issued a new accounting standard that changes revenue recognition for tangible products containing software and hardware elements. Specifically, if certain requirements are met, revenue arrangements that contain tangible products with software elements that are essential to the functionality of the products are scoped out of the existing software revenue recognition accounting guidance and will be accounted for under the multiple-element arrangements revenue recognition guidance discussed above. Both standards will be effective for the Company in the first quarter of fiscal year 2011. Early adoption is permitted. The Company does not anticipate the adoption of these standards to have a material impact on its consolidated financial statements.

3.	Revision of prior period financial statements

Stock-Based Compensation

The Company licenses software from a third-party to automate the administration of its employee equity programs and calculate its stock-based compensation expense. During the first quarter of fiscal year 2010, the Company noted that the version of the software it used incorrectly calculated stock-based compensation expense by continuing to apply a weighted average forfeiture rate to the vested portion of stock option awards until the grant’s final vest date, rather than reflecting actual forfeitures as awards vested. The net effect of the error was an understatement of stock-based compensation expense of approximately $133, $492 and $538 in fiscal years 2007, 2008 and 2009, respectively.

Cash Flow Presentation

The Company determined in the first quarter of fiscal year 2010 that in its statement of cash flows for fiscal year 2008, it had improperly reflected an increase in liabilities resulting from the recording of a deferred tax liability in connection with an acquisition in operating activities instead of investing activities.

The Company assessed the materiality of these errors on prior period financial statements in accordance with the SEC’s Staff Accounting Bulletin No. 99 (“SAB 99”), and concluded that the errors were not material to any prior annual or interim periods but the cumulative error would be material to the three months ended September 30, 2009, if the entire correction was recorded in that period. Accordingly, the Company has revised certain prior amounts and balances in its financial statements in fiscal years 2007, 2008 and 2009 to allow for the correct recording of these amounts in accordance with the SEC’s Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statement.

QUINSTREET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)

The following tables summarize the effect of the correction of the immaterial errors on the Company’s financial statements for fiscal years 2007, 2008 and 2009:

	Fiscal Year Ended June 30,
	2007		2008		2009
	As Reported	As Revised	As Reported	As Revised	As Reported	As Revised

Consolidated statements of operations:
Cost of revenue	$117,905	$108,945	$130,610	$130,869	$181,370	$181,593
Gross profit	49,465	58,425	61,420	61,161	79,157	78,934
Operating income	24,537	24,404	21,822	21,330	35,259	34,721
Net income	15,733	15,610	13,228	12,867	17,914	17,274
Net income per share
Basic	$0.37	$0.36	$0.29	$0.28	$0.42	$0.41
Diluted	$0.34	$0.34	$0.27	$0.26	$0.40	$0.39

Consolidated balance sheets at year end:
Retained earnings	$31,267	$31,144	$44,495	$42,306	$62,409	$59,580

Consolidated statements of cash flows:
Net cash provided by operating activities	$25,197	$25,197	$28,599	$24,751	$32,570	$32,570
Net cash used in investing activities	(26,365)	(26,365)	(53,096)	(49,248)	(27,326)	(27,326)
Net cash (used in) provided by financing activities	(2,803)	(2,803)	22,756	22,756	(5,012)	(5,012)

4.	Net income attributable to common stockholders and pro forma net income per share

Basic and diluted net income per share attributable to common stockholders are presented in conformity with the two-class method required for participating securities. Holders of Series A, Series B and Series C convertible preferred stock are each entitled to receive 8% per annum non-cumulative dividends, payable prior and in preference to any dividends on any other shares of the Company’s capital stock. In the event a dividend is paid on common stock, Series A, Series B and Series C convertible preferred stockholders are entitled to a proportionate share of any such dividend as if they were holders of common shares (on an as-if converted basis).

Under the two-class method, basic net income per share attributable to common stockholders is computed by dividing the net income attributable to common stockholders by the weighted average number of common shares outstanding during the period. Net income attributable to common stockholders is determined by allocating undistributed earnings, calculated as net income less current period Series A, Series B and Series C convertible preferred stock non-cumulative dividends, between common stock and Series A, Series B and Series C convertible preferred stockholders. Diluted net income per share attributable to common stockholders is computed by using the weighted average number of common shares outstanding, including potential dilutive shares of common stock assuming the dilutive effect of outstanding stock options using the treasury stock method.

QUINSTREET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)

Pro forma basic and diluted net income per share were computed to give effect to the conversion of the Series A, Series B and Series C convertible preferred stock using the as-if converted method into common stock as though the conversion had occurred as of July 1, 2008 or the original date of issuance or later.

The following table presents the calculation of basic and diluted net income per share attributable to common stockholders and pro forma basic and diluted net income per share:

	Fiscal Year Ended June 30,			Six Months Ended December 31,
	2007	2008	2009	2008	2009
				(Unaudited)

Numerator:
Basic:
Net income	$15,610	$12,867	$17,274	$5,654	$8,923
8% non-cumulative dividends on convertible preferred stock	(3,276)	(3,276)	(3,276)	(1,638)	(1,638)
Undistributed earnings allocated to convertible preferred stock	(7,690)	(5,925)	(8,599)	(2,468)	(4,454)

Net income attributable to common stockholders — basic	$4,644	$3,666	$5,399	$1,548	$2,831

Diluted:
Net income applicable to common stockholders — basic	$4,644	$3,666	$5,399	$1,548	$2,831
Undistributed earnings re-allocated to common stock	522	360	399	124	323

Net income attributable to common stockholders — diluted	$5,166	$4,026	$5,798	$1,672	$3,154

Denominator:
Basic:
Weighted average common shares used in computing basic net income per share	12,789	13,104	13,294	13,282	13,463

Diluted:
Weighted average common shares used in computing basic net income per share	12,789	13,104	13,294	13,282	13,463
Add weighted average effect of dilutive securities:
Stock options	2,474	2,221	1,677	1,821	2,706

Weighted average common shares used in computing diluted net income per share	15,263	15,325	14,971	15,103	16,169

Net income per common share:
Basic	$0.36	$0.28	$0.41	$0.12	$0.21

Diluted	$0.34	$0.26	$0.39	$0.11	$0.20

Shares used in computing pro forma net income per share:
Basic:
Basic weighted average common shares from above			13,294		13,463
Add assumed conversion of convertible preferred stock			21,177		21,177

Shares used in computing pro forma basic net income per share			34,471		34,640

Diluted:
Diluted weighted average common shares from above			14,971		16,169
Add conversion of Series A, Series B, and Series C convertible preferred stock excluded under the two class method			21,177		21,177

Share used in computing pro forma diluted net income per share			36,148		37,346

Pro forma net income per share:
Basic			$0.50		$0.26

Diluted			$0.48		$0.24

QUINSTREET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)

5.	Balance Sheet Components

Marketable Securities

The Company’s investments in marketable securities designated as available-for-sale consist of the following:

	June 30, 2008
		Gross	Gross
	Amortized	Unrealized	Unrealized	Carrying
	Cost	Gains	Losses	Value

Corporate debt securities	$2,296	$6	$—	$2,302

Total marketable securities	$2,296	$6	$—	$2,302

The Company recognized proceeds of $29,172 and $2,302 from the sale and maturities of its investments in marketable securities for fiscal years 2008 and 2009, respectively. The Company did not realize any gains or losses from sales of its investments in marketable securities for fiscal years 2007, 2008 and 2009.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. A hierarchy for inputs used in measuring fair value has been defined to minimize the use of unobservable inputs by requiring the use of observable market data when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on active market data. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances.

The fair value hierarchy prioritizes the inputs into three broad levels:

Level 1 — Inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 — Inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument.

Level 3 — Inputs are unobservable inputs based on the Company’s assumptions.

All cash equivalents at June 30, 2009 and December 31, 2009 (unaudited) are considered Level 1.

Accounts Receivable, Net

Accounts receivable, net balances consisted of the following:

	Level 1
	June 30,		December 31,
	2008	2009	2009
			(Unaudited)

Accounts receivable	$27,443	$36,792	$43,424
Less: Allowance for doubtful accounts	(622)	(506)	(416)
Less: Allowance for sales reserve	(1,540)	(3,003)	(2,969)

	$25,281	$33,283	$40,039

QUINSTREET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)

Property and Equipment, Net

Property and equipment, net balances are comprised of the following:

	June 30,		December 31,
	2008	2009	2009
			(Unaudited)

Computer equipment	$9,670	$10,295	$10,753
Software	4,512	4,955	5,191
Furniture and fixtures	1,802	1,992	1,977
Leasehold improvements	579	694	736
Internal software development costs	12,396	13,456	14,103

	28,959	31,392	32,760
Less: Accumulated depreciation and amortization	(23,234)	(26,651)	(27,947)

	$5,725	$4,741	$4,813

Depreciation expense was $3,135, $2,400 and $2,742 for fiscal years 2007, 2008 and 2009, respectively; and $1,092 and $1,041 for the six months ended December 31, 2008 and 2009 (unaudited), respectively. Amortization expense related to internal software development costs was $1,965, $1,816 and $1,500 for fiscal years 2007, 2008 and 2009, respectively, and $865 and $601 for the six months ended December 31, 2008 and 2009 (unaudited), respectively.

Intangible Assets, Net

Intangible assets excluding goodwill, net balances consisted of the following:

	June 30, 2008			June 30, 2009			December 31, 2009
	Gross		Net	Gross		Net	Gross		Net
	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
	Amount	Amortization	Amount	Amount	Amortization	Amount	Amount	Amortization	Amount
								(Unaudited)

Customer/publisher relationships	$18,789	$(2,046)	$16,743	$22,982	$(6,299)	$16,683	$26,678	$(8,244)	$18,434
Content	15,467	(6,530)	8,937	18,145	(10,546)	7,599	29,590	(13,426)	16,164
Website/trade/domain names	6,216	(2,446)	3,770	9,187	(2,988)	6,199	14,897	(3,870)	11,027
Acquired technology and other	9,286	(3,910)	5,376	10,034	(6,525)	3,509	11,370	(7,779)	3,591

	$49,758	$(14,932)	$34,826	$60,348	$(26,358)	$33,990	$82,535	$(33,319)	$49,216

Amortization of intangible assets was $4,537, $7,511 and $11,736 for fiscal years 2007, 2008 and 2009, respectively; and $6,394 and $6,961 for the six months ended December 31, 2008 and 2009 (unaudited), respectively.

QUINSTREET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)

Amortization expense for the Company’s acquisition-related intangible assets as of June 30, 2009 for each of the next five years is as follows:

Fiscal Year Ending June 30,

2010	$12,137
2011	9,402
2012	6,553
2013	4,057
2014	921
Thereafter	920

$33,990

Goodwill

The changes in the carrying amount of goodwill for fiscal years 2007, 2008 and 2009 and for the six months ended December 31, 2009 were as follows (in thousands):

	DMS	DSS	Total

Balance at June 30, 2007	$23,320	$1,231	$24,551
Additions	55,917	—	55,917

Balance at June 30, 2008	79,237	1,231	80,468
Additions	26,276	—	26,276

Balance at June 30, 2009	105,513	1,231	106,744
Additions (unaudited)	32,569	—	32,569

Balance at December 31, 2009 (unaudited)	$138,082	$1,231	$139,313

In fiscal years 2007, 2008 and 2009, and for the six months ended December 31, 2009 (unaudited), the additions to goodwill relate to the Company’s acquisitions as described in Note 6, and primarily reflect the value of the synergies expected to be generated from combining the Company’s technology and know-how with the acquired entities’ access to online visitors.

Accrued expenses and other current liabilities

	June 30,		December 31,
	2008	2009	2009
			(Unaudited)
Accrued media costs	$7,943	$12,920	$13,352
Accrued compensation and related expenses	5,286	6,457	5,877
Accrued taxes payable	3,090	430	752
Accrued professional service and other business expenses	3,252	1,987	3,148

Total accrued expenses and other current liabilities	$19,571	$21,794	$23,129

QUINSTREET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)

6.	Acquisitions

Acquisition of Internet.com (unaudited)

On November 30, 2009, the Company acquired the website business of Internet.com, a division of WebMediaBrands, Inc., in exchange for $16,000 in cash paid upon closing of the acquisition and the issuance of a $2,000 non-interest-bearing promissory note payable in one installment. The results of Internet.com’s operations have been included in the consolidated financial statements since the acquisition date. The Company acquired Internet.com to broaden its media access and client base in the business-to-business market. The total purchase price recorded was as follows:

Amount

Cash	$16,000
Fair value of debt (net of $46 of imputed interest)	1,954

$17,954

The acquisition was accounted for as a purchase business combination. The Company allocated the purchase price to tangible assets acquired, liabilities assumed and identifiable intangible assets acquired based on their estimated fair values. The excess of the purchase price over the aggregate fair values was recorded as goodwill. The goodwill is deductible for tax purposes. The following table summarizes the preliminary allocation of the purchase price and the estimated useful lives of the identifiable intangible assets acquired as of the date of the acquisition:

	Estimated	Estimated
	Fair Value	Useful Life

Tangible assets acquired	$2,663
Liabilities assumed	(634)
Customer relationships	2,100	7 years
Trade name and domain name	2,500	5 years
Content	4,300	4 years
Goodwill	7,025	Indefinite

	$17,954

Acquisition of Insure.com

On October 8, 2009, the Company acquired the website business Insure.com from Life Quotes, Inc. , in exchange for $15,000 in cash paid upon closing of the acquisition and the issuance of a $1,000 non-interest-bearing promissory note payable in one installment. The results of Insure.com’s acquired operations have been included in the consolidated financial statements since the acquisition date. The Company acquired Insure.com for its capacity to generate online visitors in the financial services market. The total purchase price recorded was as follows:

Amount

Cash	$15,000
Fair value of debt (net of $24 of imputed interest)	976

$15,976

The acquisition was accounted for as a purchase business combination. The Company allocated the purchase price to identifiable intangible assets acquired based on their estimated fair values. The excess of the purchase price over the aggregate fair values was recorded as goodwill. The goodwill is deductible for tax

QUINSTREET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)

purposes. The following table summarizes the preliminary allocation of the purchase price and the estimated useful lives of the identifiable intangible assets acquired as of the date of the acquisition:

	Estimated	Estimated
	Fair Value	Useful Life

Advertiser relationships	900	3 years
Trade name	1,250	8 years
Content	3,900	8 years
Goodwill	9,926	Indefinite

	$15,976

Acquisition of Payler Corp D/B/A HSH Associates Financial Publishers (“HSH”) (unaudited)

On September 14, 2009, the Company acquired 100% of the outstanding shares of HSH, a New Jersey-based online marketing business, in exchange for $6,000 in cash paid upon closing of the acquisition and the issuance of $4,000 in non-interest-bearing promissory notes payable in five installments over the next five years. The results of HSH’s acquired operations have been included in the consolidated financial statements since the acquisition date. The Company acquired HSH for its capacity to generate online visitors in the financial services market. The total purchase price recorded was as follows:

Amount

Cash	$6,000
Fair value of debt (net of $241 of imputed interest)	3,759

$9,759

The acquisition was accounted for as a purchase business combination. The Company allocated the purchase price to tangible assets acquired, liabilities assumed and identifiable intangible assets acquired based on their estimated fair values. The excess of the purchase price over the aggregate fair values was recorded as goodwill. The goodwill is not deductible for tax purposes. The following table summarizes the allocation of the purchase price and the estimated useful lives of the identifiable intangible assets acquired as of the date of the acquisition:

	Estimated	Estimated
	Fair Value	Useful Life

Tangible assets acquired	$50
Liabilities assumed	(1,696)
Advertiser relationships	1,100	3 years
Trade name	800	6 years
Content	1,400	6 years
Goodwill	8,105	Indefinite

	$9,759

Acquisition of U.S. Citizens for Fair Credit Card Terms, Inc. (“CardRatings”)

On August 5, 2008, the Company acquired 100% of the outstanding shares of CardRatings, an Arkansas-based online marketing company, in exchange for $10,000 in cash paid upon closing of the acquisition and the issuance of $5,000 in non-interest-bearing promissory notes payable in five installments over the next five years, secured by the assets acquired. The Company paid $372 in working capital adjustment following the closing of the acquisition. The results of CardRatings’ acquired operations have been included in the consolidated financial statements since the acquisition date. The Company acquired CardRatings for its

QUINSTREET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)

capacity to generate online visitors in the financial services market. The total purchase price recorded was as follows:

Amount

Cash	$10,372
Fair value of debt (net of $722 of imputed interest)	4,278
Acquisition-related costs	20

$14,670

The acquisition was accounted for as a purchase business combination. The Company allocated the purchase price to tangible assets acquired, liabilities assumed and identifiable intangible assets acquired based on their estimated fair values. The excess of the purchase price over the aggregate fair values was recorded as goodwill. The goodwill is entirely deductible for tax purposes. The following table summarizes the allocation of the purchase price and the estimated useful lives of the identifiable intangible assets acquired as of the date of the acquisition:

	Estimated	Estimated
	Fair Value	Useful Life

Tangible assets acquired	$834
Liabilities assumed	(206)
Advertiser relationships	2,325	7 years
Trade name	776	5 years
Noncompete agreements	124	3 years
Content	140	2 years
Goodwill	10,677	Indefinite

	$14,670

Acquisition of Cyberspace Communications Corporation (“SureHits”)

On April 9, 2008, the Company acquired 100% of the outstanding shares of SureHits, an Oklahoma-based online marketing company, in exchange for $26,519 in cash paid upon closing of the acquisition and $1,913 payable in two equal installments over the next year related to employee change-in-control provisions. Additionally, the sellers have the potential to earn up to an additional $18,000 over the subsequent 45 months, such earn-out amounts being contingent upon the achievement of specified financial targets. The results of SureHits’ operations have been included in the consolidated financial statements since the acquisition date. The Company acquired SureHits to broaden its media access and client base in the financial services market. The total purchase price recorded was as follows:

Amount

Cash	$26,519
Fair value of debt (net of $72 of imputed interest)	1,841
Acquisition-related costs	212

$28,572

QUINSTREET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)

The acquisition was accounted for as a purchase business combination. The Company allocated the purchase price to tangible assets acquired, liabilities assumed and identifiable intangible assets acquired based on their estimated fair values. The excess of the purchase price over the aggregate fair values was recorded as goodwill. The goodwill is entirely deductible for tax purposes. The following table summarizes the allocation of the purchase price and the estimated useful lives of the identifiable intangible assets acquired as of the date of the acquisition:

	Estimated	Estimated
	Fair Value	Useful Life

Tangible assets acquired	$4,006
Liabilities assumed	(2,998)
Advertiser relationships	7,692	3-5 years
Acquired technology	2,482	3 years
Publisher relationships	391	2 years
Trade name	199	5 years
Noncompete agreements	176	3 years
Goodwill	16,624	Indefinite

	$28,572

In fiscal year 2009, the Company paid $4,500 in earnout payments upon the achievement of the specified financial targets. The earnout payments were recorded as goodwill.

Acquisition of ReliableRemodeler.com, Inc. (“ReliableRemodeler”)

On February 7, 2008, the Company acquired 100% of the outstanding shares of ReliableRemodeler, an Oregon-based online company specializing in home renovation and contractor referrals, in exchange for $17,500 in cash paid upon closing of the acquisition, $2,000 of which was placed in escrow, and the issuance of $8,000 in non-interest-bearing, unsecured promissory notes payable in three installments over the next four years. The results of ReliableRemodeler’s acquired operations have been included in the consolidated financial statements since the acquisition date. The Company acquired ReliableRemodeler to broaden its media access and client base in the home services market. The total purchase price recorded was as follows:

Amount

Cash	$17,500
Fair value of debt (net of $1,277 of imputed interest)	6,723
Acquisition-related costs	54

$24,277

QUINSTREET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)

The acquisition was accounted for as a purchase business combination. The Company allocated the purchase price to tangible assets acquired, liabilities assumed and identifiable intangible assets acquired based on their estimated fair values. The excess of the purchase price over the aggregate fair values was recorded as goodwill. The goodwill is not deductible for tax purposes. The following table summarizes the allocation of the purchase price and the estimated useful lives of the identifiable intangible assets acquired as of the date of the acquisition:

	Estimated	Estimated
	Fair Value	Useful Life

Tangible assets acquired	$859
Liabilities assumed	(987)
Deferred tax liabilities	(3,849)
Customer relationships	7,476	5 years
Acquired technology	1,124	5 years
Trade name and domain name	814	5 years
Content	183	4 years
Goodwill	18,657	Indefinite

	$24,277

Acquisition of Vendorseek L.L.C. (“Vendorseek”)

On May 15, 2008, the Company acquired the assets of Vendorseek, a New Jersey-based provider of online matching services for businesses that connect Internet visitors with vendors, in exchange for $10,665 in cash paid upon closing of the acquisition and the issuance of $3,750 in interest-bearing, unsecured promissory notes payable in three installments over the next three years at an annual interest rate of 1.64%. The results of Vendorseek’s operations have been included in the consolidated financial statements since the acquisition date. The Company acquired Vendorseek to broaden its media access and client base in the business-to-business market. The total purchase price recorded was as follows:

Amount

Cash	$10,665
Fair value of debt (net of $346 of imputed interest)	3,404
Acquisition-related costs	128

$14,197

QUINSTREET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)

The acquisition was accounted for as a purchase business combination. The Company allocated the purchase price to tangible assets acquired, liabilities assumed and identifiable intangible assets acquired based on their estimated fair values. The excess of the purchase price over the aggregate fair values was recorded as goodwill. The goodwill is deductible for tax purposes. The following table summarizes the allocation of the purchase price and the estimated useful lives of the identifiable intangible assets acquired as of the date of the acquisition:

	Estimated	Estimated
	Fair Value	Useful Life

Tangible assets acquired	$413
Liabilities assumed	(221)
Customer relationships	156	2 years
Publisher relationships	899	5 years
Acquired technology	639	3 years
Trade name and domain name	252	5 years
Noncompete agreements	88	3 years
Goodwill	11,971	Indefinite

	$14,197

Other Acquisitions

During the six months ended December 31, 2009 (unaudited), in addition to the acquisition of HSH, Insure.com and Internet.com, the Company acquired operations from 19 other online publishing businesses in exchange for $7,656 in cash paid upon closing of the acquisitions and $4,080 payable in the form of non-interest-bearing, unsecured promissory notes payable over a period of time ranging from one to five years. The aggregate purchase price recorded was as follows:

Amount

Cash	$7,656
Fair value of debt (net of $285 of imputed interest)	3,795

$11,451

The acquisitions were accounted for as purchase business combinations. In each of the acquisitions, the Company allocated the purchase price to identifiable intangible assets acquired based on their estimated fair values and liabilities assumed, if any. The excess of the purchase price over the aggregate fair values of the identifiable intangible assets was recorded as goodwill. Goodwill deductible for tax purposes is $6,524. The following table summarizes the allocation of the purchase prices of these other acquisitions during the six months ended December 31, 2009 (unaudited) and the estimated useful life of the identifiable intangible assets acquired as of the respective dates of these acquisitions:

	Estimated	Estimated
	Fair Value	Useful Life

Assets assumed	$1
Content	2,309	1-6 years
Customer/publisher relationships	596	1-7 years
Domain names	907	5 years
Noncompete agreements	125	2-3 years
Goodwill	7,513	Indefinite

	$11,451

QUINSTREET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)

During fiscal year 2009, in addition to the acquisition of CardRatings, the Company acquired operations from 33 other online publishing businesses in exchange for $14,606 in cash paid upon closing of the acquisitions and $4,268 payable primarily in the form of non-interest-bearing, unsecured promissory notes payable over a period of time ranging from one to five years. The aggregate purchase price recorded was as follows:

Amount

Cash	$14,606
Fair value of debt (net of $395 of imputed interest)	3,873
Acquisition-related costs	134

$18,613

The acquisitions were accounted for as purchase business combinations. In each of the acquisitions, the Company allocated the purchase price to identifiable intangible assets acquired based on their estimated fair values and liabilities assumed, if any. No tangible assets were acquired. The excess of the purchase price over the aggregate fair values of the identifiable intangible assets was recorded as goodwill. The goodwill is entirely deductible for tax purposes. The following table summarizes the allocation of the purchase prices of these other fiscal year 2009 acquisitions and the estimated useful life of the identifiable intangible assets acquired as of the respective dates of these acquisitions:

	Estimated	Estimated
	Fair Value	Useful Life

Liabilities assumed	$(22)
Content	2,538	1-6 years
Customer/publisher relationships	1,952	1-7 years
Domain names	2,418	5 years
Noncompete agreements	236	5 years
Acquired technology	392	3 years
Goodwill	11,099	Indefinite

	$18,613

During the fiscal year 2008, in addition to the acquisitions of SureHits, ReliableRemodeler and Vendorseek, the Company acquired operations from 20 other online publishing entities in exchange for $9,471 in cash paid upon closing of the acquisitions and $5,354 payable primarily in the form of non-interest-bearing promissory notes payable over a period of time ranging from one to three years, the majority of which are secured by the assets acquired. The aggregate purchase price recorded was as follows:

Amount

Cash	$9,471
Fair value of debt (net of $412 of imputed interest)	4,942
Acquisition-related costs	84

$14,497

QUINSTREET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)

The acquisitions were accounted for as purchase business combinations. In each of the acquisitions, the Company allocated the purchase price to identifiable intangible assets acquired based on their estimated fair values and liabilities assumed, if any. No tangible assets were acquired nor were any liabilities assumed. The excess of the purchase price over the aggregate fair values of the identifiable intangible assets was recorded as goodwill. The goodwill is entirely deductible for tax purposes. The following table summarizes the allocation of the purchase prices of these other fiscal year 2008 acquisitions and the estimated useful lives of the identifiable intangible assets acquired as of the respective dates of these acquisitions:

	Estimated	Estimated
	Fair Value	Useful Life

Content	$3,281	2-5 years
Customer/advertiser/publisher relationships	918	2-5 years
Domain names	1,364	5 years
Noncompete agreements	269	2-3.5 years
Goodwill	8,665	Indefinite

	$14,497

Pro Forma Financial Information (unaudited)

The unaudited pro forma financial information in the table below summarizes the combined results of operations for the Company and other companies that were acquired since the beginning of fiscal year 2009 (which were collectively significant for purposes of unaudited pro forma financial information disclosure) as though the companies were combined as of the beginning of fiscal year 2008. The pro forma financial information for all periods presented also includes the business combination accounting effects resulting from these acquisitions including amortization charges from acquired intangible assets and the related tax effects as though the aforementioned companies were combined as of the beginning of fiscal year 2008. The pro forma financial information as presented below is for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisitions had taken place at the beginning of fiscal year 2008.

The unaudited pro forma financial information was as follows for fiscal years 2008 and 2009:

			Six Months Ended
	Fiscal Year Ended June 30,		December 31,
	2008	2009	2008	2009
	(Unaudited)

Net revenue	$198,478	$263,397	$133,822	$162,759
Net income	10,232	15,111	5,445	10,000
Basic earnings per share	$0.20	$0.34	$0.11	$0.24
Diluted earnings per share	$0.19	$0.33	$0.10	$0.22

7.	Debt

Promissory Notes

During fiscal years 2008 and 2009 and the six months ended December 31, 2009 (unaudited), the Company issued total promissory notes for the acquisition of businesses of $16,910, $8,151 and $10,484, respectively, net of imputed interest amounts of $2,107, $1,117 and $596, respectively. Other than for one acquisition in fiscal year 2008 in which $3,750 in promissory notes were issued at an annual interest rate of 1.64%, all of the promissory notes are non-interest-bearing. Interest was imputed such that the notes carry an interest rate

QUINSTREET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)

commensurate with that available to the Company in the market for similar debt instruments. Accretion of notes payable of $421, $404 and $563 was recorded during the fiscal years 2007, 2008 and 2009, respectively. Certain of the promissory notes are secured by the assets acquired in respect to which the notes were issued.

Term Loan and Revolving Credit Facility

In August 2006, the Company signed a loan and security agreement that made available a $30,000 revolving credit facility from a financial institution. In January 2008, the Company signed an amendment to this loan and security agreement, expanding the revolving credit availability to $60,000.

In September 2008, the Company replaced its existing revolving credit facility of $60,000 with credit facilities totaling $100,000. The new facilities consist of a $30,000 five-year term loan, with principal amortization of 10%, 10%, 20%, 25% and 35% annually, and a $70,000 revolving credit facility.

In November 2009, the Company entered into an amendment of its existing credit facility pursuant to which the Company’s lenders agreed to increase the maximum amount available under the Company’s revolving credit facility from $70,000 to $100,000.

Borrowings under the credit facilities are collateralized by the Company’s assets and interest is payable quarterly at specified margins above either LIBOR or the Prime Rate. The interest rate varies dependent upon the ratio of funded debt to adjusted EBITDA and ranges from LIBOR + 1.875% to 2.625% or Prime + 0.75% to 1.25% for the revolving credit facility and from LIBOR + 2.25% to 3.0% or Prime + 0.75% to 1.25% for the term loan. The revolver also requires a quarterly facility fee of $66. As of June 30, 2009, $28,500 was outstanding under the term loan and $6,257 was outstanding under the revolving credit facility. The credit facilities expire in September 2013. The loan and revolving credit facility agreement restricts the Company’s ability to raise additional debt financing and pay dividends. In addition, the Company is required to maintain financial ratios computed as follows:

1. Quick ratio: ratio of (i) the sum of unrestricted cash and cash equivalents and trade receivables less than 90 days from invoice date to (ii) current liabilities and face amount of any letters of credit less the current portion of deferred revenue.

2. Fixed charge coverage: ratio of (i) trailing 12 months of adjusted EBITDA to (ii) the sum of capital expenditures, net cash interest expense, cash taxes, cash dividends and trailing twelve months payments of indebtedness. Payment of unsecured indebtedness is excluded to the degree that sufficient unused revolving credit facility exists such that the relevant debt payment could have been made from the credit facility.

3. Funded debt to adjusted EBITDA: ratio of (i) the sum of all obligations owed to lending institutions, the face amount of any letters of credit, indebtedness owed in connection with acquisition-related notes and indebtedness owed in connection with capital lease obligations to (ii) trailing 12-month adjusted EBITDA.

The Company was in compliance with the financial ratios as of June 30, 2009 and December 31, 2009 (unaudited).

QUINSTREET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)

Debt Maturities

The maturities of debt at June 30, 2009 were as follows:

		Term Loan and
		Revolving
	Notes	Credit
Year Ending June 30,	Payable	Facility

2010	$10,214	$3,000
2011	8,215	4,500
2012	3,790	6,750
2013	1,330	9,000
2014	1,520	11,507

	25,069	34,757
Less: imputed interest and unamortized discounts	(1,850)	(736)
Less: current portion	(10,085)	(2,805)

Noncurrent portion of debt	$13,134	$31,216

Letters of Credit

The Company has a $500 letter of credit agreement with a financial institution that is used as collateral for fidelity bonds placed with an insurance company. The letter of credit automatically renews annually in September without amendment unless cancelled by the financial institution within 30 days of the annual expiration date.

The Company also has a $223 letter of credit agreement with a financial institution that is used as collateral for the Company’s corporate headquarters’ operating lease. The letter of credit automatically renews annually in December without amendment unless cancelled by the financial institution within 30 days of the annual expiration date.

8.	Convertible Preferred Stock

Convertible preferred shares at June 30, 2008 and 2009 and at December 31, 2009 (unaudited) consisted of the following:

			Liquidation	Proceeds
	Shares		Amount at	Net of
Series	Authorized	Outstanding	December 31, 2009	Issuance Costs

A	11,000,000	10,735,512	$16,762	$9,047
B	10,200,000	9,941,021	51,848	28,563
C	500,000	500,000	2,500	570
Undesignated	13,800,000	—	—	—

	35,500,000	21,176,533	$71,110	$38,180

The holders of convertible preferred stock have various rights and preferences as follows:

Voting

Each share of Series A and B convertible preferred stock has voting rights equal to the number of shares of common stock into which it is convertible and votes together as one class with the common stock. The Series C convertible preferred stock is non-voting.

QUINSTREET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)

Dividends

Holders of Series A, B and C convertible preferred stock are entitled to receive noncumulative dividends at the per annum rate of 8% of original issue price or $0.136, $0.236 and $0.40 per share, respectively, when and if declared by the Board of Directors. The holders of Series A, B and C convertible preferred stock are also entitled to participate in dividends on shares of common stock, when and if declared by the Board of Directors, based on the number of shares of common stock held on an as-if converted basis. No dividends on convertible preferred stock or common stock have been declared by the Board from inception through December 31, 2009.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the convertible preferred stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, before any payment shall be made in respect to the common stock, as follows:

•	For Series A and B convertible preferred stock, an amount equal to the sum of (i) the original issue price of the respective shares of preferred stock plus (ii) an amount equal to 8% per annum of the original issue price of the respective shares of preferred stock less (iii) any such dividends, if declared and paid, to and through the date of full payment.

•	For Series C convertible preferred stock, an amount equal to the sum of (i) the original issue price of the shares of preferred stock plus (ii) any declared and unpaid dividends.

Such liquidation payments shall be tendered to the holders of the respective preferred shares with respect to such liquidation, dissolution or winding up, and these respective holders shall not be entitled to any further payment.

In the event of any merger, acquisition or consolidation of the Company that results in the exchange of outstanding shares of the Company for securities or other consideration (a “Merger Transaction”), before any payment of any amount shall be made in respect of the Series A convertible preferred stock and the common stock, the holders of Series B and Series C convertible preferred stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders as follows:

•	For Series B convertible preferred stock, an amount equal to 1.75 times the original issue price of the shares of preferred stock, or $5.16 per share, plus any declared and unpaid dividends.

•	For Series C convertible preferred stock, an amount equal to the original issue price of $5.00 per share plus any declared and unpaid dividends.

The holders of Series A convertible preferred stock then outstanding shall then be entitled to be paid out of the assets of the Company available for distribution to its stockholders, before any payment shall be made in respect of the common stock, an amount equal to the sum of (i) the Series A original issue price of $1.70 per share plus (ii) an amount equal to 8% of the Series A original issue price per annum (iii) less any unpaid dividends, if declared and paid, to and through the date of full payment. Such liquidation payments shall be tendered to the holders of the respective preferred stock, effective upon the closing of such Merger Transaction, and these respective holders shall not be entitled to any further payment.

If, upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or Merger Transaction the assets to be distributed to the holders of any series of preferred stock shall be insufficient to permit the payment to such stockholders of the full preferential amounts aforesaid, then all of

QUINSTREET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)

the assets of the Company shall be distributed ratably to the holders of such series on the basis of the full liquidation preference payable with respect to such series as if such liquidation preference was paid in full.

These liquidation features cause the convertible preferred stock to be classified as mezzanine capital rather than as a component of stockholders’ equity.

Conversion

Each share of Series A, B and C convertible preferred stock is convertible, at the option of the holder, into the number of fully paid and nonassessable shares of common stock that results from dividing the conversion price per share in effect for the preferred stock at the time of conversion into the per share conversion value of such shares subject to adjustment for dilution. Conversion is automatic if at any time the Company completes a qualified initial public offering consisting of gross proceeds to the Company in excess of $25 million and a public offering price equal to or exceeding $5.90 per share or if the holders of a majority of the outstanding shares of Series A, B and C preferred stock give consent in writing to the conversion into common stock.

At December 31, 2009, the effective conversion ratio was one-to-one for Series A, B and C convertible preferred stock.

Redemption

The redemption rights for the Series A, Series B and Series C convertible preferred stock have expired. As a result, the Company recorded no accretion for fiscal years 2008 or 2009 or the six months ended December 31, 2009.

9.	Common Shares

The Company’s Certificate of Incorporation, as amended, authorizes the Company to issue 50,500,000 common shares. The Company had reserved common stock for the following as of June 30, 2009:

Shares

Stock option plans	10,891,100
Conversion of Series A convertible preferred stock	10,735,512
Conversion of Series B convertible preferred stock	9,941,021
Conversion of Series C convertible preferred stock	500,000

32,067,633

10.	Equity Benefit Plans

Stock-Based Compensation

For fiscal years 2007, 2008 and 2009, the Company recorded stock-based compensation expense of $2,071, $3,222 and $6,173, respectively, resulting in the recognition of related excess tax benefits $415, $1,707 and $474, respectively. For the six months ended December 31, 2008 and 2009, the Company recorded stock-based compensation expense of $2,910 and $7,093 respectively (unaudited), resulting in the recognition of $251 and $1,301 in related excess tax benefits, respectively.

The Company included as part of cash flows from financing activities a gross benefit of tax deductions of $415, $1,707 and $474 in fiscal years 2007, 2008 and 2009, respectively, and $251 and $1,372 for the six months ended December 31, 2008 and 2009, respectively (unaudited), related to stock-based compensation in

QUINSTREET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)

excess of the grant date fair value of the related stock-based awards for the options exercised during fiscal years 2008 and 2009. These amounts are shown as a reduction of cash flows from operating activities and correspondingly an increase to cash flows from financing activities.

Equity Stock Incentive Plan

On January 2008, the Company adopted the 2008 Equity Incentive Plan (the “2008 Plan”). The 2008 Plan amended and restated the Company’s 1999 Equity Incentive Plan (the “1999 Plan”). All outstanding stock awards granted before the adoption of the amendment and restatement of the 1999 Plan continue to be governed by the terms of the 1999 Plan. All stock awards granted after January 2008 are governed by the 2008 Plan.

The Company’s 2008 Plan permits the grant of stock options or restricted stock awards to its employees, non-employee directors, and consultants. Under the 2008 Plan, the Company may issue incentive stock options (“ISOs”) only to its employees. Non-qualified stock options (“NQSOs”) and restricted stock awards may be issued to employees, non-employee directors, and consultants. ISOs and NQSOs are generally granted to employees with an exercise price equal to the market price of the Company’s common stock at the date of grant, as determined by the Company’s Board of Directors.

The absence of an active market for the Company’s common stock required the Company’s Board of Directors, with input from management, to estimate the fair value of the common stock for purposes of granting options and for determining stock-based compensation expense for the periods presented. In response to these requirements, the Company’s Board of Directors estimated the fair value of the common stock at each meeting at which options were granted based on factors such as the price of the most recent convertible preferred stock sales to investors, the preferences held by the convertible preferred stock in favor of common stock, the valuations of comparable companies, the hiring of key personnel, the status of the Company’s development and sales efforts, revenue growth and additional objectives, and subjective factors relating to the Company’s business. The Company has historically granted options with an exercise price not less than the fair value of the underlying common stock as determined at the time of grant by the Company’s Board of Directors.

While, consistent with the previous practice, the Company had performed a contemporaneous valuation at the time of the August 7, 2009 grant, it decided to reassess that valuation for financial reporting purposes in light of the new facts and circumstances of which it became aware prior to the issuance of the September 30, 2009 quarterly results of operations, namely, the acceleration of the Company’s IPO plans and additional data on expected valuation ranges for the IPO. Based on the reassessment, management concluded that the fair value of common stock for financial reporting purposes on August 7, 2009 (the date of grant for options to purchase 1,875,050 shares with exercise prices of $9.01 per share and an option to purchase 87,705 shares with an exercise price of $9.91 per share) was $13.93.

The Company also performed a contemporaneous valuation at the time of the October 6, 2009 grant; and it decided to reassess that valuation for financial reporting purposes in light of the new facts and circumstances of which it became aware prior to the issuance of December 31, 2009 quarterly results of operations, namely, the acceleration of the Company’s IPO plans and additional data on expected valuation ranges for the IPO. Based on the reassessment, management concluded that the fair value of common stock for financial reporting purposes on October 6, 2009 (the date of grant for options to purchase 210,600 shares with exercise prices of $11.08 per share) was $16.88.

To date, the Company has not granted any restricted stock awards. Stock options generally have a contractual term of seven years and generally vest over four years of continuous service, with 25 percent of the stock options vesting on the first anniversary of the date of grant and the remaining 75 percent vesting in equal monthly installments over the 36-month period thereafter. NQSOs granted to non-employee directors generally vest immediately on the date of grant. The vesting periods, based on continuous service, for NQSOs granted to consultants have varied.

QUINSTREET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)

The Company’s 1999 Plan, which has expired, permitted the grant of stock options or restricted stock awards to its employees, non-employee directors, and consultants. Under the 1999 Plan, the Company issued ISOs only to its employees. NQSOs were issued to employees, non-employee directors, and consultants. ISOs were generally granted to employees with an exercise price equal to the market price of the Company’s common stock at the date of grant, as determined by the Company’s Board of Directors. The Company had the ability, if it chose, to grant NQSOs with an exercise price equal to 85 percent of the market price of the Company’s common stock at the date of grant but did not do so. Stock options granted prior to May 31, 2007 generally have a contractual term of ten years and stock options granted after May 31, 2007 generally expire seven years after the date of grant. Stock options granted to employees generally vest over four years of continuous service, with 25 percent of the stock options vesting on the one-year anniversary of the date of grant and the remaining 75 percent vesting in equal monthly installments over the 36-month period thereafter. NQSOs granted to non-employee directors vested immediately on the date of grant. The vesting period, based on continuous service, for NQSOs granted to consultants have varied.

The Company expects to satisfy the exercise of vested stock options by issuing new shares that are available for issuance under both the 1999 and 2008 Plans. As of June 30, 2009, the Company has reserved a maximum of 16,654,100 shares of common stock for issuance under the 2008 and 1999 Plans, of which shares available for issuance totaled 1,739,677. On August 7, 2009, the Company increased the number of shares of common stock reserved for issuance under the 2008 and the 1999 Plans to 18,356,000.

Valuation Assumptions

For the years ended June 30, 2007, 2008 and 2009 and six months ended December 31, 2008 and 2009, the fair value of each stock option award to employees was estimated on the date of grant using the Black-Scholes option-pricing model, with the following weighted average assumptions:

				Six Months Ended
	Year Ended June 30,			December 31,
	2007	2008	2009	2008	2009
				(Unaudited)

Expected term (in years)	4.6 - 6.1	4.6	4.6	4.6	4.6
Weighted-average stock price volatility	48%	52%	62%	60%	68%
Expected dividend yield	—	—	—	—	—
Risk-free interest rate	4.6% - 4.9%	2.8% - 4.5%	1.8% - 3.1%	2.18% - 3.11%	2.25% - 2.47%

As the Company has limited historical option exercise data, the expected term of the stock options granted to employees under the Plan was calculated based on the simplified method as permitted by Staff Accounting Bulletin (“SAB”) No. 107, Share-Based Payment. Under the simplified method, the expected term is equal to the average of an option’s weighted-average vesting period and its contractual term. Pursuant to SAB 110, the Company is permitted to continue using the simplified method until sufficient information regarding exercise behavior, such as historical exercise data or exercise information from external sources, becomes available. The Company estimates the expected volatility of its common stock on the date of grant based on the average volatilities of similar publicly-traded entities. The Company has no history or expectation of paying cash dividends on its common stock. The risk-free interest rate is based on the U.S. Treasury yield for a term consistent with the expected life of the options in effect at the time of grant.

QUINSTREET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)

Stock Option Award Activity

A summary of stock option activity under the Plans for fiscal years 2008 and 2009 and the six months ended December 31, 2009 follows:

			Weighted
		Weighted	Average
		Average	Remaining
		Exercise	Contractual
	Shares	Price	Life (in Years)

Outstanding at June 30, 2007	8,279,468	$6.48
Options granted	1,315,400	10.28
Options exercised	(893,197)	2.88
Options forfeited	(784,959)	9.16
Options expired	(122,301)	7.93

Outstanding at June 30, 2008	7,794,411	$7.24	6.25
Options granted	2,575,100	10.03
Options exercised	(169,716)	1.79
Options forfeited	(656,610)	9.98
Options expired	(391,762)	8.50

Outstanding at June 30, 2009	9,151,423	$7.87	5.43

Vested and expected-to-vest at June 30, 2009(1)	8,282,043	$7.65	5.38

Vested and exercisable at June 30, 2009	5,428,414	$6.41	5.12

Outstanding at June 30, 2009	9,151,423	$7.87
Options granted (unaudited)	3,253,855	12.49
Options exercised (unaudited)	(500,516)	2.53
Options forfeited (unaudited)	(261,395)	10.00
Options expired (unaudited)	(138,600)	9.37

Outstanding at December 31, 2009 (unaudited)	11,504,767	$9.34	5.67

(1)	The expected-to-vest options are the result of applying the pre-vesting forfeiture assumption to total outstanding options.

The weighted average grant date fair value of stock options granted was $4.76, $4.76, $5.28, $5.30 and $9.55 during fiscal years 2007, 2008 and 2009 and the six months ended December 31, 2008 and 2009 (unaudited), respectively. The total intrinsic value of all options exercised during fiscal years 2007, 2008 and 2009 and the six months ended December 31, 2008 and 2009 (unaudited) was $2,840, $6,606, $1,365, $900 and $5,906, respectively. Cash received from stock option exercises for fiscal years 2007, 2008 and 2009 and the six months ended December 31, 2008 and 2009 (unaudited) were $714, $2,575, $304, $240 and $1,252, respectively. The actual tax benefit realized from stock options exercised during fiscal years 2007, 2008 and 2009 and the six months ended December 31, 2008 and 2009 (unaudited) was $366, $1,734, $544, $401 and $2,149, respectively.

As of June 30, 2009 and December 31, 2009 (unaudited), there was $18,993 and $41,557 of total unrecognized compensation cost related to unvested stock options which is expected to be recognized over a weighted average period of 2.43 years and 2.78 years, respectively.

QUINSTREET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)

Stock Repurchases

In fiscal year 2008, the Company repurchased 558,730 shares of its outstanding common stock at a total cost of $5,606 and an average cost of $10.03 per share. In fiscal year 2009, the Company repurchased, in aggregate, 163,275 shares of its outstanding common stock at a total cost of $1,337 and an average cost of $8.19 per share. In the six months ended December 31, 2009 (unaudited), the Company repurchased 79,800 shares of its outstanding common stock at a total cost of $715, and an average cost of $8.96 per share. Share repurchases were accounted for as a reduction in additional paid-in capital.

401(k) Savings Plan

The Company sponsors a 401(k) defined contribution plan covering all U.S. employees. Contributions made by the Company are determined annually by the Board of Directors. There were no employer contributions under this plan for the fiscal years June 30, 2007, 2008 and 2009 or the six months ended December 31, 2009.

11.	Income Taxes

The components of our income before income taxes were as follows:

	Fiscal Year Ended June 30,
	2007	2008	2009

US	$23,914	$20,299	$30,806
Foreign	1,524	1,444	377

	$25,438	$21,743	$31,183

The components of the provision for income taxes are as follows:

	Fiscal Year Ended June 30,
	2007	2008	2009

Current
Federal	$9,043	$9,856	$14,018
State	1,914	2,437	3,808
Foreign	475	355	164

	$11,432	$12,648	$17,990
Deferred
Federal	$(1,484)	$(3,074)	$(4,109)
State	(120)	(698)	94
Foreign	—	—	(66)

	(1,604)	(3,772)	(4,081)

	$9,828	$8,876	$13,909

QUINSTREET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)

A reconciliation between the statutory federal income tax and the Company’s effective tax rates as a percentage of income before income taxes is as follows:

	Fiscal Year Ended June 30,
	2007	2008	2009

Federal tax rate	35.0%	35.0%	35.0%
States taxes, net of federal benefit	4.6%	5.1%	8.2%
Other	(1.0)%	0.7%	1.4%

Effective income tax rate	38.6%	40.8%	44.6%

The components of the current and long-term deferred tax assets, net consist of the following:

	Fiscal Year Ended June 30,
	2008	2009

Current:
Net operating loss	$163	$143
Deferred revenue	550	178
Reserves and accruals	1,362	3,155
Stock options	—	685
Other	663	1,382

Total current deferred tax assets	$2,738	$5,543

Noncurrent:
Intangible assets	$(1,433)	$(460)
Net operating loss	143	156
Fixed assets	229	(74)
Stock options	1,436	2,055
Foreign	15	4

Total noncurrent deferred tax assets	390	1,681
Valuation allowance	(143)	(156)

Noncurrent deferred tax assets, net	$247	$1,525

Total deferred tax assets, net	$2,985	$7,068

Management periodically evaluates the realizability of the deferred tax assets and recognizes the tax benefit only as reassessment demonstrates that they are realizable. At such time, if it is determined that it is more likely than not that the deferred tax assets are realizable, the valuation allowance will be adjusted. As of June 30, 2009, management believes the U.S. deferred tax assets were realizable. Therefore, no valuation allowance in the U.S. was deemed necessary. The valuation allowance increased by $13 in fiscal year 2009 related to higher foreign deferred tax assets.

The Company’s Japanese subsidiary had net operating loss carryforwards of $370 that will begin to expire in 2011. Deferred tax assets related to those net operating loss carryforwards were fully reserved as of June 30, 2009.

United States federal income taxes have not been provided for the $377 of undistributed earnings of the Company’s foreign subsidiaries as of June 30, 2009. The Company’s present intention is to not permanently

QUINSTREET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)

reinvest the undistributed earnings of its Canadian subsidiary offshore. The Company would be subject to additional United States taxes if these earnings were repatriated. Determination of the amount of unrecognized deferred income tax liability related to these earnings is not material to the financial statements.

Effective July 1, 2007, the Company adopted the accounting guidance on uncertainties in income taxes. The cumulative effect of adoption to the opening balance of retained earnings account was $1,705. A reconciliation of the beginning and ending amounts of unrecognized tax benefits since the adoption of accounting guidance on uncertainty in income taxes is as follows:

	Fiscal Year Ended
	June 30,
	2008	2009

Balance as of July 1	$2,383	$2,248
Gross increases — current period tax positions	193	868
Gross decreases — current period tax positions	(328)	(293)
Reductions as a result of lapsed statute of limitations	—	(206)

Balance as of June 30	$2,248	$2,617

The Company’s policy is to include interest and penalties related to unrecognized tax benefits within the Company’s provision for income taxes. Upon adoption, the Company had accrued $75 for interest and penalties related to unrecognized tax benefits. As of June 30, 2009, the Company has accrued $442 for interest and penalties related to the unrecognized tax benefits. The balance of unrecognized tax benefits and the related interest and penalties is recorded as a noncurrent liability on the Company’s consolidated balance sheet.

As of June 30, 2009, unrecognized tax benefits of $2,617, if recognized, would affect the Company’s effective tax rate. The Company does not anticipate that the amount of existing unrecognized tax benefits will significantly increase or decrease within the next 12 months.

With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S., income tax examinations by tax authorities for years before 2004. The Internal Revenue Service (“IRS”) commenced an examination of the Company’s U.S. income tax return for its fiscal year ended June 30, 2007 that is expected to be completed during the second quarter of fiscal year 2010. In addition, ReliableRemodeler, a wholly-owned subsidiary that was acquired by the Company, is under audit by the IRS for tax year 2006. The audit is currently in progress with no estimated completion date. The Company has also been contacted for a state income tax audit for fiscal years 2007 and 2008. The audit is expected to commence during the fourth quarter of fiscal year 2010. The Company believes it is entitled to partial or full indemnification for losses attributable to such audit under the ReliableRemodeler acquisition agreement. The Company files income tax returns in the United States, various U.S. states and certain foreign jurisdictions. As of June 30, 2009, the tax years 2005 through 2009 remain open in the U.S., the tax years 2004 through 2009 remain open in the various state jurisdictions, and the tax years 2003 through 2009 remain open in the various foreign jurisdictions.

12.	Commitments and Contingencies

Leases

The Company leases office space and equipment under non-cancelable operating leases with various expiration dates through September 2012. Rent expense for the fiscal years 2007, 2008 and 2009 was $1,691, $2,151 and $2,550, respectively, and $1,225 and $1,671 for the six months ended December 31, 2008 and 2009 respectively. The terms of the facility leases generally provide for rental payments on a graduated scale.

QUINSTREET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)

The Company recognizes rent expense on a straight-line basis over the lease period and has accrued for rent expense incurred but not paid.

Future annual minimum lease payments under all noncancelable operating leases as of June 30, 2009, are as follows:

Operating
Year Ending June 30,	Leases

2010	$1,104
2011	242
2012	22

$1,368

The lease for the Company’s corporate headquarters expires in October 2010. The Company is presently considering renewing this lease or seeking a lease for an alternate property.

Guarantor Arrangements

The Company has agreements whereby it indemnifies its officers and directors for certain events or occurrences while the officer or director is, or was serving, at the Company’s request in such capacity. The term of the indemnification period is for the officer or director’s lifetime. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company has a director and officer insurance policy that limits its exposure and enables the Company to recover a portion of any future amounts paid. As a result of its insurance policy coverage, the Company believes the estimated fair value of these indemnification agreements is minimal. Accordingly, the Company had no liabilities recorded for these agreements as of June 30, 2008 and 2009.

In the ordinary course of its business, the Company enters into standard indemnification provisions in its agreements with its customers. Pursuant to these provisions, the Company indemnifies its customers for losses suffered or incurred in connection with third-party claims that a Company product infringed upon any United States patent, copyright or other intellectual property rights. Where applicable, the Company generally limits such infringement indemnities to those claims directed solely to its products and not in combination with other software or products. With respect to its DSS products, the Company also generally reserves the right to resolve such claims by designing a non-infringing alternative or by obtaining a license on reasonable terms, and failing that, to terminate its relationship with the customer. Subject to these limitations, the term of such indemnity provisions is generally coterminous with the corresponding agreements.

The potential amount of future payments to defend lawsuits or settle indemnified claims under these indemnification provisions is unlimited; however, the Company believes the estimated fair value of these indemnity provisions is minimal, and accordingly, the Company had no liabilities recorded for these agreements as of June 30, 2008 and 2009.

During fiscal year 2009, the Company settled an indemnity obligation with respect to one ongoing litigation matter. See discussion below for further details.

Litigation

In August 2005, the Company was notified by one of its clients that epicRealm Licensing, LLC (“epicRealm LLC”), a non-operating patent holding company, had filed a lawsuit against such client in the United States District Court for the Eastern District of Texas alleging that certain web-based services provided by the Company and others to such client infringed patents held by epicRealm LLC.

QUINSTREET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)

In August 2006, the Company filed suit against epicRealm Licensing LP (“epicRealm LP”) in the United States District Court for the District of Delaware seeking to invalidate certain patents owned by epicRealm LP. In April 2007, epicRealm LP filed counterclaims against the Company alleging patent infringement. Parallel Networks, LLC was later substituted for epicRealm LP as the patent holder and party-in-interest.

In April 2009, the Company entered into a settlement and license agreement (“Agreement”) with Parallel Networks pertaining to the patents in question (“Licensed Patents”). Under the terms of the Agreement, Parallel Networks granted the Company a perpetual, royalty-free, non-sublicensable and generally non-transferable, worldwide right and license under the Licensed Patents: (i) to use any product technology or service covered by or which embodies any one or more claims of the Licensed Patents (as defined in the Agreement); and (ii) to practice any method covered by any one or more claims of the Licensed Patents in connection with the activities in clause (i). Additionally, Parallel Networks covenants not to sue the Company.

The Company paid Parallel Networks a one-time, non-refundable fee of $850. The Company recognized an intangible asset of $226 related to the estimated fair value of the license and expensed the remaining $624 as a settlement expense.

13.	Related Party Transactions

Katrina Boydon serves as the Company’s Vice President of Content and Compliance and is the sister of Bronwyn Syiek, the Company’s President and Chief Operating Officer. Ms. Boydon’s fiscal year 2010 base salary is $193 per year, and she has a fiscal year 2010 target bonus of $67. In fiscal years 2007, 2008 and 2009, Ms. Boydon received a base salary of $140 (later increased to $158), $165 (later increased to $175) and $184 per year, respectively, and a bonus payout of $46, $45 and $51, respectively. In fiscal years 2007, 2008, 2009 and 2010, Ms. Boydon was granted options to purchase an aggregate of 64,000, 20,000, 30,000 and 45,000 shares of the Company’s common stock, respectively.

Rian Valenti serves as a client sales and development associate and is the son of Doug Valenti, the Company’s Chief Executive Officer and Chairman. Mr. Rian Valenti’s fiscal year 2010 base salary is $54 per year, and he has a fiscal year 2010 commission opportunity of $45. Mr. Rian Valenti joined us in fiscal year 2009 with a base salary of $52. In fiscal year 2009, Mr. Rian Valenti received an aggregate of $2 in commissions. In fiscal year 2009, Mr. Rian Valenti was granted an option to purchase an aggregate of 1,500 shares of the Company’s common stock.

The Company had a preferred publisher agreement with Remilon, an online publishing entity, one of whose primary owners is the brother-in-law of one of the Company’s Executive Vice Presidents. Under the preferred publisher agreement, the Company paid commissions for qualified leads generated from links on Remilon’s website. The Company paid commissions to Remilon for the fiscal years June 30, 2007, 2008 and 2009 and the six months ended December 31, 2008 and 2009 of $3,109, $3,070, $4,204, $1,946 and $2,226, respectively. Amounts payable to Remilon at June 30, 2008 and 2009 were $489 and $721, respectively. There were no amounts payable at December 31, 2009. This contract expired in October 2009.

14.	Subsequent Events

The Company has evaluated subsequent events through January 14, 2010. For the reissuance of these financial statements, the Company has evaluated subsequent events through February 2, 2010 (unaudited).

Option Grants

On October 6, 2009, the Company issued options to purchase 220,660 shares of common stock with an exercise price of $11.08 per share. While, consistent with the previous practice, the Company had performed a

QUINSTREET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)

contemporaneous valuation at the time of the grant, in November 2009, it decided to reassess that valuation for financial reporting purposes in light of the Company’s acceleration of its plans for a proposed IPO and additional data on expected valuation ranges for the IPO. Based on the reassessment, management concluded that the fair market value of the Company’s common stock at October 6, 2009 for financial reporting purposes was $16.88. The Company will recognize stock compensation expense for the October 2009 option grants accordingly.

On November 17, 2009, the Company issued options to purchase an additional 1,080,500 shares of common stock with an exercise price of $19.00 per share, based on a contemporaneous management valuation and the expected valuation ranges for this offering at such time.

Acquisitions after September 30, 2009

In October 2009, the Company acquired the website business of Insure.com, an Illinois-based online marketing company, in exchange for $15 million in cash paid upon closing of the acquisition and a $1 million non-interest-bearing, unsecured promissory note. The note is payable in one annual installment. In November 2009, the Company acquired the website assets of the Internet.com division of WebMediaBrands, Inc. for $16.0 million in cash and a $2.0 million non-interest-bearing, unsecured promissory note.

2010 Equity Incentive Plan

In November 2009, the Company’s board of directors adopted the 2010 Equity Incentive Plan (the “2010 Incentive Plan”), and the Company expects that its stockholders will approve the 2010 Incentive Plan prior to the closing of this offering. The 2010 Incentive Plan will become effective immediately upon the signing of the underwriting agreement for this offering. The 2010 Incentive Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights, performance-based stock awards and other forms of equity compensation. In addition, the 2010 Incentive Plan provides for the grant of performance cash awards. Incentive stock options may be granted only to employees. All other awards may be granted to employees, including officers, nonemployee directors and consultants.

2010 Non-Employee Directors’ Stock Award Plan

In November 2009, the Company’s board of directors adopted the 2010 Non-Employee Directors’ Stock Award Plan (the “Directors’ Plan”) and the Company expects that its stockholders will approve the Directors’ Plan prior to the completion of this offering. The Directors’ Plan will become effective immediately upon the signing of the underwriting agreement for this offering. The Directors’ Plan provides for the automatic grant of nonstatutory stock options to purchase shares of our common stock to our non-employee directors. The Directors’ Plan also provides for the discretionary grant of restricted stock units.

Debt

On November 18, 2009, the Company entered into an amendment of its existing credit facility pursuant to which the Company’s lenders agreed to increase the maximum amount available under the Company’s revolving credit facility from $70.0 million to $100.0 million.

In January 2010, the Company replaced its existing credit facility with a credit facility with a total borrowing capacity of $175.0 million. The new facility consists of a $35.0 million four-year term loan, with principal amortization of 10%, 15%, 35% and 40% annually, and a $140.0 million four-year revolving credit facility.

Borrowings under the credit facility are collateralized by the Company’s assets and interest is payable quarterly at specified margins above either LIBOR or the Prime Rate. The interest rate varies dependent upon

QUINSTREET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)

the ratio of funded debt to adjusted EBITDA and ranges from LIBOR + 2.125% to 2.875% or Prime + 1.00% to 1.50% for the revolving credit facility and from LIBOR + 2.50% to 3.25% or Prime + 1.00% to 1.50% for the term loan. The revolver also requires a quarterly facility fee of $131,000. The credit facility expires in January 2014. The loan and revolving credit facility agreement restricts the Company’s ability to raise additional debt financing and pay dividends. In addition, the Company is required to maintain financial ratios computed as follows:

1. Quick ratio: ratio of (i) the sum of unrestricted cash and cash equivalents and trade receivables less than 90 days from invoice date to (ii) current liabilities and face amount of any letters of credit less the current portion of deferred revenue.

2. Fixed charge coverage: ratio of (i) trailing 12 months of Adjusted EBITDA to (ii) the sum of capital expenditures, net cash interest expense, cash taxes, cash dividends and trailing twelve months payments of indebtedness. Payment of unsecured indebtedness is excluded to the degree that sufficient unused revolving credit facility exists such that the relevant debt payment could have been made from the credit facility.

3. Funded debt to Adjusted EBITDA: ratio of (i) the sum of all obligations owed to lending institutions, the face amount of any letters of credit, indebtedness owed in connection with acquisition related notes and indebtedness owed in connection with capital lease obligations to (ii) trailing 12-month Adjusted EBITDA.

Reincorporation in Delaware

In December 2009, the Company reincorporated in Delaware and, in connection therewith, increased its authorized number of shares of common and preferred stock 50,500,000 and 35,500,000, respectively, and established the par value of each share of common and preferred stock to be $0.001. In connection with the reincorporation, the previously outstanding 5,367,756 shares of Series A convertible preferred stock were converted on a two-for-one basis into 10,735,512 shares of Series A convertible preferred stock of the reincorporated company. Conversion and liquidation rights of Series A convertible preferred stock were adjusted consistent with the conversion. In connection with the reincorporation, common stock and additional paid-in capital amounts in these financial statements have been adjusted to reflect the par value of common stock shares. All share information included in these financial statements, including Notes 8 and 9, has been adjusted to reflect this reincorporation and the increase of the number of Series A convertible preferred stock.

10,000,000 Shares

QuinStreet, Inc.

Common Stock

PROSPECTUS

Credit Suisse	BofA Merrill Lynch	J.P. Morgan